CHIPOTLE
MEXICAN GRILL

2008 Annual Report

and Proxy Statement

Dear Shareholders,

While 2008 was a challenging year for restaurant companies, including Chipotle, we remained focused on our vision to change the way the world thinks about and eats fast food, and made considerable progress in our effort to serve *Food With Integrity*.

This past year, we reached the important milestone of serving 100% naturally raised chicken in all of our U.S. restaurants while increasing the quantity of naturally raised beef to more than 60%. Of course, 100% of the pork we serve is also naturally raised. All of our naturally raised meat comes from animals that are raised in a humane way, never given antibiotics or added hormones, and fed a pure vegetarian diet with no animal byproducts; a standard that exceeds the recently adopted USDA definition of "naturally raised," which does not address humane treatment of animals.

We also launched a program to serve locally grown produce when it is seasonally available, making Chipotle the only national restaurant company with a significant commitment to using produce from local farms. In the first year of our local produce program, we met or exceeded our goal to serve at least 25% of at least one local produce item in all of our markets, and we plan to expand the program in 2009.

Additionally, we made some important changes to strengthen our management team. First, we promoted Monty Moran to the position of Co-Chief Executive Officer. Monty's promotion recognizes the tremendous impact he has had on our business as President and Chief Operating Officer, including his work to establish a unique and dynamic people culture that rivals our food culture. Second, we named Mark Crumpacker as our first-ever Chief Marketing Officer. Mark has long-standing ties with Chipotle, having developed our original logo and identity package, and will now lead all of our marketing efforts. And finally, we asked Bill Niman to work with us in a consulting capacity as a Sustainable Agriculture Advisor. Bill founded Niman Ranch, which provides much of our naturally raised pork and some of our naturally raised beef, and is a pioneer in the sustainable food movement.

Beyond our efforts to serve the best-tasting food, made with more sustainable ingredients, we believe the most important thing we can do to ensure the success of our company is to build a culture which attracts and empowers the highest performers. We hire people who possess those certain characteristics one cannot train, and we teach them the skills they need to be successful at Chipotle. The energy and optimism among our managers and crew are apparent from the moment one steps into our restaurants, as each member of the team knows there is significant potential at Chipotle, and is ready and eager to delight our customers.

During 2008, we increased our revenue by 22.7% to $1.3 billion, grew comparable restaurant sales by 5.8%, and increased diluted earnings per share 10.8% to $2.36. Our healthy balance sheet and strong unit economic model allowed us to open 136 restaurants funded entirely with operating cash flow, opportunistically pursue a $100 million stock repurchase program, and deliver restaurant level margins of 21.5%.

Looking at the current environment, we will continue to seek opportunities to strengthen our business by making sure we are as disciplined and efficient as possible in everything we do. It starts with our selection of new restaurant sites, and continues through the way we source ingredients, the way we prepare food, and the way we interact with our customers. We are confident that this approach will make Chipotle an even stronger company, allowing us to continue to increase the quality of our dining experience, and ultimately increase shareholder value over time.

Sincerely,

Steve Ells
Founder, Chairman, & Co-CEO

Monty Moran
Co-CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-32731

CHIPOTLE MEXICAN GRILL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1219301**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
1401 Wynkoop Street, Suite 500 Denver, CO	**80202**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (303) 595-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	New York Stock Exchange
Class B common stock, par value $0.01 per share	New York Stock Exchange

Securities Registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer (do not check if a smaller reporting company) ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the registrant's outstanding common equity held by nonaffiliates was $1.27 billion, based on the closing prices of the registrant's class A and class B common stock on June 30, 2008, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of this calculation, shares of class A and class B common stock held by each executive officer and director and by holders of more than 5% of the outstanding class A or class B common stock have been excluded since those persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 16, 2009 there were 14,601,897 shares of the registrant's class A common stock, par value of $0.01 per share, and 17,501,587 shares of the registrant's class B common stock, par value of $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2009 annual meeting of shareholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2008.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Chipotle Mexican Grill, Inc. ("Chipotle", the "Company", or "We") operates 837 restaurants in 33 states throughout the United States, the District of Columbia, and Toronto, Canada as of December 31, 2008. Our restaurants serve a focused menu of tacos, burritos, salads and burrito bowls (a burrito without the tortilla), made using fresh ingredients. People outside our company tend to categorize us as a "fast casual" concept—restaurants that are a step up from traditional fast food, but not casual, sit-down places. We've never worried much about what category we're in. Instead, we remain focused on trying to find the highest quality ingredients we can to make great tasting food; on recruiting and retaining top performing people to ensure that the restaurant experience we provide is exceptional; and on building restaurants that are operationally efficient, aesthetically pleasing and on doing all of this with increasing awareness and respect for the environment.

Chipotle began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. Over the years, that vision has evolved. Today, our vision is to change the way the world thinks about and eats fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity". Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

We manage our operations and restaurants based on five regions that all report into a single segment. Financial information about our operations, including our revenues and net income for the years ended December 31, 2008, 2007, and 2006, and our total assets as of December 31, 2008 and 2007, is included in our consolidated financial statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data".

Our predecessor corporation, World Foods, Inc., was founded in Colorado in 1993. McDonald's Corporation made an equity investment in us in February 1998, becoming our majority shareholder, and simultaneous with McDonald's initial investment in us, World Foods, Inc. merged with Chipotle Mexican Grill, Inc., a newly-formed Delaware corporation. We completed our initial public offering of class A common stock in January 2006. McDonald's sold a portion of its interest in us in the initial public offering, sold an additional portion of its interest in us in a secondary offering of class A common stock in May 2006, and disposed of its remaining interest in us in an exchange offer to its shareholders that was completed in October 2006. As a result of the completion of the McDonald's exchange offer, we now have two publicly-traded classes of common stock, class A and class B, and McDonald's no longer owns any interest in us.

Our Menu and Food Preparation

A Few Things, Thousands of Ways. We serve only a few things: burritos, burrito bowls, tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend our menu to provide countless choices. We plan to keep a focused menu, but we'll consider additions that we think make sense. And if you can't find something on the menu that's quite what you're after, let us know. If we can make it from the ingredients we have, we'll do it.

In preparing our food, we use gas stoves and grills, pots and pans, cutting knives, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients we use include chicken and steak that is marinated in our restaurants, carnitas (seasoned and braised pork), barbacoa (spicy shredded beef) and pinto and vegetarian black beans. We add our rice, which is tossed with lime juice and freshly chopped cilantro, as well as freshly shredded cheese, sour cream, lettuce, peppers and onions, depending on each customer's request. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole, salsas and tortilla chips seasoned with fresh lime and kosher salt. In addition to sodas and fruit drinks, most of our restaurants also offer a selection of beer and margaritas. All of our food is prepared from scratch, with the majority prepared in our restaurants while some is prepared with the same fresh ingredients in commissaries. With the exception of the sweet corn for one of our salsas, our ingredients are never frozen.

Food Served Fast ... So That Customers Can Enjoy It Slowly. Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees that have prepared the food. While we think that our customers return because of the great-tasting food, we also think that they like getting food served fast without having a "fast-food" experience, even when they're not in a hurry. And while our restaurants often have lines, we try to serve customers as quickly as possible; we've even been able to serve more than 300 customers an hour at some locations. The natural flow of our restaurant layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and, we believe, more efficient. And we're focused on further improving the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting restaurant traffic. For instance, our restaurants accept orders over the internet or by fax in order to allow customers in a hurry or with large orders to avoid standing in line to wait for their food. We have installed change machines at the cashier station in virtually all of our restaurants, and have implemented a hand-held point-of-sale terminal in a small number of our restaurants which allows customers to pay with a credit card while waiting in line. We continue to review other equipment and kitchen design modifications to improve the speed of service. By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our restaurants to keep pace at even our highest-volume restaurants, we believe that we can provide the Chipotle experience to more and more customers.

"Food With Integrity." More than anything, serving high quality food is what motivates us. And we're always looking to make the food we serve better. As part of our "Food With Integrity" strategy, we believe that using fresh ingredients is not enough, so we spend time on farms and in the field to understand where our ingredients come from and how the animals are raised. This includes working with experts in the areas of animal ethics to try to support more humane farming practices. Because our menu is so focused, we can concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. All of our pork and all of our chicken in the U.S., for example, is naturally raised. We define naturally raised as coming from animals that are fed a pure vegetarian diet, never given antibiotics or hormones, and raised in open pastures or deeply bedded pens—which is more stringent than the USDA's new standard for naturally raised marketing claims. We also serve naturally raised beef in about 60% of our restaurants. We're also investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment and their employees, while still charging reasonable prices for our food. Today, about 35% of all of the beans we buy are organically grown—that is, they meet U.S. Food and Drug Administration standards for "organic"- up from 30% during 2008. All of the sour cream and cheese we buy is made from milk that comes from cows that are not given rBGH, or recombinant bovine growth hormone, to stimulate milk production. By the end of 2008, 10% of the milk used in our cheese came from cows raised in pastures and we expect to increase that percentage significantly during 2009. During 2008 we purchased at least 25% of at least one produce item while in season in each of our markets from small to midsize local farmers.

We do, however, face challenges in pursuing our 'Food With Integrity' strategy, including the length of time it takes to identify and secure relationships with suppliers, and the costs and risks associated with purchasing naturally raised or sustainably grown ingredients. Naturally raised meat and sustainably grown vegetables are more costly and the growth process is longer. Herd losses can also be greater when animals are not treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. We believe that consumers' increasing concern about where and how food is raised, and about the environmental management, animal husbandry and labor practices of food suppliers, will continue to foster demand for these foods over the long-term. We believe that increased demand for naturally raised meat and produce over the long-term will continue to attract the interest and capital investment of larger farms and suppliers. We also understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing "Food With Integrity" with our desire to provide great food at reasonable prices. If our focus continues to resonate with consumers, it should improve our sourcing flexibility over time, though we expect that these ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

Quality Assurance and Food Safety. Chipotle is committed to serving safe, high quality food to our customers. Quality and food safety is integrated throughout our supply chain and everything we do; from the farms that supply our food all the way through to our front line. We have established close relationships with some of the top suppliers in the industry, and we actively maintain a limited list of approved suppliers from whom our distributors must purchase. Our quality assurance department establishes and monitors our quality and food safety programs, including farm, supplier and distributor audits. Our training department develops and implements operating standards for food quality, preparation, cleanliness and safety in the restaurants. Our food safety programs are also designed to ensure that we comply with applicable state and local food safety regulations. Although Chipotle was never directly related to the outbreak, during 2008, we responded to a nationwide outbreak of salmonella potentially linked to a variety of fresh produce items by temporarily suspending serving some items and cooking the jalapenos that are used in some of our fresh salsas and guacamole.

Restaurant Management And Operations

Culture of High Performers. We value the individuality of our company, our employees and our customers, which we believe results in a management, operations and training philosophy distinct from that of our competitors. We are committed to creating a performance based culture that leads to the best restaurant experience possible for our customers. The foundation of that culture starts with hiring the best teams in our restaurants. We make an effort to hire employees who share a passion for food, and who will operate our restaurants in a way that is consistent with our high standards but that allows each of their unique personalities and strengths to contribute to our success. We provide attractive career opportunities to crew and managers who are committed to work hard, provide great customer service and have the ability to lead and empower others. We provide hands on, shoulder to shoulder training to develop the full potential of our restaurant employees. Through our culture, diversity and language programs that we provide in all of our markets, we teach English to Spanish-speaking workers, which helps our crew provide better customer service and provides greater career opportunities. This program helps encourage our staff members to develop skills that will enhance their work experience and enrich their personal lives. Our best restaurant managers who run great restaurants and develop strong restaurant teams are promoted to Restaurateur, and can earn bonuses for developing people and building sales. We've leveraged our outstanding Restaurateurs' leadership by giving select Restaurateurs responsibility for mentoring nearby restaurants. This provides an opportunity for Restaurateurs to develop in field leadership roles one restaurant at a time.

Importance of Methods and Culture. Although we have many restaurants, we believe that our departure from the automated cooking techniques, frozen meats and microwaves used by many traditional fast-food and fast-casual restaurants helps to set us apart. Our crews use classic cooking methods: they marinate and grill meats, hand-chop produce and herbs, make fresh salsa and guacamole, and steam rice in small batches throughout the day. They work in kitchens that more closely resemble those of high-end restaurants than they do a typical fast-food place. Despite our more labor-intensive method of food preparation, our focused menu creates efficiencies which allow us to serve high quality food made from ingredients typically found in fine dining restaurants.

The Front Line is Key. Our restaurant and kitchen designs intentionally place crew members up front with customers to reinforce our focus on service. All of our restaurant employees are encouraged to have genuine interactions with customers no matter their job, whether preparing food or serving customers during our busiest period. We focus on attracting and retaining people who can deliver that experience for each customer "one entree at a time". We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among restaurant managers, crew members and customers alike.

The Basics. Each restaurant typically has a restaurant manager (a position we've characterized as the most important in the company), an assistant manager, one or two hourly service managers, one or two hourly kitchen managers and an average of approximately 17 to 20 full and part-time crew members. We generally have two shifts at our restaurants, which simplifies scheduling and provides stability for our employees. We tend to have more employees in our busier restaurants. We cross-train our people, so that each can work a variety of stations, allowing us to work efficiently during our busiest times, while giving our people greater variety and the opportunity to develop a wider array of skills. Consistent with our emphasis on customer service, we encourage our restaurant managers and crew members to welcome and interact with customers throughout the day. And although they may increase our labor costs, we believe that the benefits we provide to our employees, which include language training and a company car program for qualified restaurant managers, help us to attract and keep top performing restaurant managers and crew members.

In addition to the employees serving our customers at each restaurant, we also have a field support system that includes team leaders, area managers, operations directors and regional directors. For 2009, we are updating the field support structure to ensure it is effective and efficient as we grow and to ensure we have provided a great career path at Chipotle–not only from crew to manager, but also from manager to a field leadership role.

Provisions and Supplies

Close Relationships With Suppliers. Maintaining the high quality levels we expect in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from various suppliers, carefully selected based on quality and their understanding of our brand, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, weather, exchange rates, foreign demand, crises and other world events that may affect supply prices.

We do not purchase raw materials directly from farmers or other suppliers, but have approved all of the suppliers from whom ingredients are purchased for our restaurants. Distribution centers purchase ingredients and other supplies from suppliers we select based on our quality specifications, and purchase within the pricing guidelines and protocols we have established with the suppliers.

Distribution Arrangements. We deliver ingredients and other supplies to our restaurants from 21 independently owned and operated regional distribution centers. As we continue to expand geographically, we expect to add additional regional distribution centers.

Marketing

Our marketing has historically been based on the belief that the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but also through deeply held beliefs that are evident in how the company is run. All of the ways that we project ourselves—beginning with each customer's experience in our restaurants, the look and feel of our restaurants, our advertising and promotional programs, and the design items that carry our name or logo—influence how people think about us.

When we open a new restaurant, we plan a range of activities to introduce Chipotle to the local community and to create interest in the restaurant from the start. Our advertising has generally included print, outdoor, transit and radio ads. In addition, we continue to generate considerable media coverage, with scores of publications writing favorably about our food, restaurant concept and business, and our food and restaurants have been featured in a number of television news programs.

Collectively, these efforts have helped us create considerable word-of-mouth publicity, with our customers learning about us and telling others, allowing us to build awareness with relatively low advertising expenditures.

We also recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. To help us improve our marketing direction and message, to deepen our relationships with customers and continue to attract new customers, we hired our first ever Chief Marketing Officer in January 2009. Shortly after filling this new position, we hired a new advertising agency and are taking a fresh look at our marketing strategy and direction with an eye to making our marketing more effective. As part of these efforts, we have developed and introduced in select markets new logos and other branding.

Competition

The fast-casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast-casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region, market and even restaurant. All of these restaurants compete based on a number of factors, including taste, quality, speed of service, value, name recognition, restaurant location, customer service and the ambience and condition of each restaurant.

We compete with national and regional fast-casual, quick-service and casual dining restaurants. Our competition also includes a variety of locally owned restaurants and the deli sections and in-restaurant cafés of several major grocery store chains. Many of our competitors have greater financial and other resources, have been in business longer, and have greater name recognition than we have, and are better established than we are in the markets where our restaurants are located or are planned to be located.

We believe we're well-positioned to continue to grow our market position in existing and new markets given current consumer trends, including the increasing impact of Hispanic culture on food, the growth of the Mexican food segment and increasing awareness and concern among consumers about what they eat and how it is prepared. Some of our competitors have formats similar to ours. We believe, however, that Chipotle has become one of the most recognized fast-casual restaurants and is known for its focus on preparing food using a variety of fresh ingredients in an open restaurant kitchen to create delicious food and commitment to "Food With Integrity", which we think represents a significant competitive advantage in the segment in which we operate.

Seasonality

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and profits are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year.

Our Intellectual Property and Trademarks

"Chipotle," "Chipotle Mexican Grill," "Chipotle Mexican Grill (in stylized font)," "Unburritable," "Food With Integrity," "Fresh Is Not Enough, Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle. We have filed trademark applications for a number of other marks in the U.S. In addition to our U.S. registrations, we own the trademarks for "Chipotle Mexican Grill" in Australia, Brazil and Mexico and for "Chipotle" in Australia and the European Union, among other countries. We have filed trademark applications for "Chipotle" and related marks in a number of additional countries, including Canada and the European Union.

We also believe that the design of our restaurants is our proprietary trade dress. From time to time we have taken action against other restaurants that we believe are misappropriating our trademarks, restaurant designs or advertising. Although our policy is to protect and defend vigorously our rights to our intellectual property, we may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Information Systems

Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. We believe that our current point-of-sales systems will be an adequate platform to support our continued expansion.

Employees

As of December 31, 2008, we had about 20,400 employees, including 2,090 salaried employees and 18,310 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

Available Information

We maintain a website at www.chipotle.com. The information on or available through our website is not, and should not be considered, a part of this report. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge at our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

Cautionary Note Regarding Forward-Looking Statements

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. Forward-looking statements include our estimates of the amount of certain expected expenses for 2009, projections of the number of restaurants we expect to open in 2009 and potential changes in our comparable restaurant sales during 2009, statements of our intention to open restaurants in one or more specified particular locations, and statements regarding the potential impact of the current economic downturn on our business. We have used words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "think," "estimate," "seek," "expect," "predict," "could," "project," "potential" and other similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in this Item 1A. "Risk Factors," and elsewhere in this report.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this report and the documents incorporated by reference. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this report as a result of new information, future events or developments, except as required by applicable laws and regulations.

Increasing our sales and profitability depends substantially on our ability to open new restaurants and is subject to many unpredictable factors.

There were 837 Chipotle restaurants as of December 31, 2008. We plan to increase the number of our restaurants significantly in the next three years, and plan to open between 120 and 130 new restaurants in 2009. However, we have in the past experienced delays in opening some restaurants and that could happen again as a result of any of the following factors:

- our potential inability to locate and secure new restaurant sites in locations that we believe to be attractive;
- delay or cancellation of new site development by developers and landlords, which may become more common during 2009 as a result of the difficult economic environment and tight credit markets;
- difficulty managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;
- obstacles to hiring and training qualified operating personnel in the local market;
- any shortages of construction materials and labor;
- difficulty negotiating leases with acceptable terms;
- lack of availability of, or inability to obtain, adequate supplies of ingredients that meet our quality standards;
- failures or delays in securing required governmental approvals (including construction, parking and other permits); and
- the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005.

One of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites in our target markets can be intense, and development and leasing costs are increasing (particularly for urban locations). Delays or failures in opening new restaurants due to any of the reasons set forth above could materially and adversely affect our growth strategy and our expected results. Moreover, as we open and operate more restaurants our rate of expansion relative to the size of our restaurant base will decline, which may in turn slow our profitability growth.

Our progress in opening new restaurants from quarter to quarter may also occur at an uneven rate, which may result in quarterly sales and profit growth falling short of market expectations in some periods. Similarly, our growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of our new restaurants on the sales of our existing restaurants) may cause our operating results to fluctuate and be unpredictable or adversely affect our profits.

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

While future sales growth will depend substantially on our plans for new restaurant openings, the level of comparable restaurant sales (which represent the change in period-over-period sales for restaurants beginning in their 13th full month of operations) will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comparable restaurant sales is generally higher, as comparable restaurant sales increases enable fixed costs to be spread over a higher sales base. Comparable restaurant sales increases decelerated during 2008, and we do not expect comparable restaurant sales growth to continue at historical levels. We expect comparable restaurant sales increases in 2009 to be in the low single digits due to the impact of weaker consumer spending as a result of the economic downturn, potential traffic declines as a result of our recent menu price increases and difficult prior-year comparisons. If the economy remains weak or further weakens, we may lower our expectations for comparable restaurant sales. In addition, our ability to increase comparable restaurant sales depends in part on our ability to successfully implement a new marketing and branding strategy, our initiative to increase the speed at which our crew serves each customer, and expanded use of fax service lines and online ordering, each of which we may not be able to accomplish. As a result of these factors it is possible that we will not achieve our targeted comparable restaurant sales growth or that the change in comparable restaurant sales could be negative. If this were to happen, sales and profit growth would be adversely affected and our stock price would be likely to decline.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Historically, many of our new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new area, higher fixed costs relating to increased occupancy costs and other start-up inefficiencies that are typical of new restaurants. New restaurants may not have similar results as our existing restaurants and may not be profitable. In addition, our average restaurant sales and comparable restaurant sales likely will not continue to increase at the rates achieved over the past several years and may decline, particularly due to the current economic downturn. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

- changes in consumer preferences and discretionary spending, including weaker consumer spending in difficult economic times;
- other impacts of changes in general economic conditions, which can affect local labor costs and prices we pay for the ingredients and other supplies we use;
- competition, either from our competitors in the restaurant industry, or from our own restaurants as some customers who frequent one of our restaurants may begin to visit one of our new restaurants instead;
- consumer understanding and acceptance of the Chipotle experience, which we intend to improve during 2009 with a new branding and marketing strategy that has not been tested;
- executing our strategies effectively;
- initial sales performance of new restaurants;
- road construction, weather and other factors limiting access to new restaurants; and
- changes in government regulation.

If we fail to open restaurants as quickly as planned or if new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, changes in our average restaurant sales or comparable restaurant sales could cause our operating results to vary adversely from expectations, which could cause the price of our common stock to decline.

Our failure to manage our growth effectively could harm our business and operating results.

Our plans call for a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain restaurant managers and crew. We also are restructuring our field management structure, in part due to our recent rapid growth. We may not respond quickly enough to the changing demands that our expansion will impose on management, crew and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot currently anticipate. Changes as we grow may have a negative impact on the operation of our restaurants, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to foster and maintain our corporate culture could also harm our business and operating results.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Like all restaurant companies, we are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, fluctuations of the U.S. dollar, product recalls and government regulations. The cost of many basic foods for humans and animals, including corn, wheat, rice and oil increased over the past year. This has resulted in upward pricing pressures on almost all of our raw ingredients including chicken, beef, tortillas and rice, and although some prices eased somewhat near the end of 2008, we expect pricing pressures to generally continue in 2009. We have also had a significant increase in the cost of rice, soy oil and sweet corn as a result of the renewal of pricing protocols for those items at the end of the third quarter of 2008. Any increase in the prices of the ingredients most critical to our menu, such as beef, chicken, cheese, avocados, beans, rice, tomatoes and pork, could adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to suspend serving menu items, such as guacamole, rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic and comparable restaurant sales.

Instances of food-borne or localized illnesses could cause the temporary closure of some restaurants and result in negative publicity, thereby resulting in a decline in our sales, or could adversely affect the price and availability of the meat or produce we use to prepare our food.

Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, could result in negative publicity about us or the restaurant industry, which could adversely affect sales. For instance, during 2008 a small number of Chipotle restaurants were associated with separate outbreaks of customer illness, and even in markets in which we were never proven to be the cause of the illnesses our sales were adversely impacted. If our customers become ill from food-borne or localized illnesses, we could be forced to temporarily close some restaurants. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our restaurants, could materially harm our business.

In addition, reports linking a nationwide outbreak of salmonella during the summer of 2008 to a variety of fresh produce items caused us to temporarily suspend serving some produce items in our foods or to otherwise alter our menu. Similarly, past outbreaks of e. coli relating to certain food items caused consumers to avoid certain products and restaurant chains, Asian and European countries have experienced outbreaks of avian flu, and incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as hepatitis A or trichinosis) and injuries caused by food tampering have had in the past, and could have in the future, an adverse affect on the price and availability of affected ingredients. If we react to these problems by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make our restaurants profitable. Customers may also shift away from us if we choose to pass along to consumers any higher ingredient costs resulting from supply problems associated with outbreaks of food-borne illnesses, which would also have a negative impact on our sales and profitability.

Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants.

Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our restaurant managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements, employee benefits and changes due to our new restaurant staffing structure would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, especially restaurant managers and crew members. Our failure to find and keep enough employees who are a good fit with our culture could delay planned restaurant openings, result in higher employee turnover or require us to change our culture, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress has recently been considering changes to Federal immigration laws as well. Some of these new laws may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand.

The impact of the current economic downturn on us may be exacerbated if our suppliers, landlords and other counterparties are not able to continue to do business with us or are forced to alter the terms on which they do business with us.

Some of our suppliers and other vendors have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of the economic downturn. Some vendors have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative vendors for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business.

For example, we are aware that the economic environment has forced some food suppliers to seek financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their business, and if any of our major suppliers or a large number of other suppliers suspend or cease operations, we may not be able to further our "Food With Integrity" initiative and may have difficulty keeping our restaurants fully supplied with the high quality ingredients we require. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant traffic and public perceptions of us, which would be harmful to our business.

Similarly, our restaurant expansion strategy relies in part on the development of new retail centers and similar projects. Many developers rely on the availability of financing to complete these types of projects, and due to the current volatility in the credit markets financing may not be available on attractive terms or at all.

Developers may also delay or cancel projects in light of uncertainty in the commercial leasing market or economic conditions generally. If developers do not proceed with projects in which we plan to locate restaurants, our expansion plans may be hampered, which would adversely impact our growth and future profitability.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of our new restaurants are planned for markets where we have little or no operating experience. For instance we have announced plans to open a restaurant in London in 2009, which will be our first restaurant outside of North America and our second outside the United States. New markets, particularly outside the United States, may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. We may also have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability. Some or all of these factors may be more pronounced in markets outside the United States due to cultural, regulatory or economic differences with which we are not familiar, which may have a particularly adverse impact on our sales or profitability in those markets and could thereby adversely impact our overall results.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not successfully educate customers about the quality of our food, and customers may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we have tried to create. Consumers may also be more price-sensitive during difficult economic times, and we experienced some decrease in traffic during late 2008 that we attribute in part to menu price increases. Many forecasts predict continued economic difficulties throughout 2009, so our ability to increase sales may be significantly hampered for the foreseeable future.

Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. These changes could result in consumers avoiding our menu items in favor of other foods. Our success also depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Negative consumer sentiment in the wake of the economic downturn has been widely reported in 2008 and early 2009. Our sales may decline during this or future economic downturns, which can be caused by various factors such as high gasoline prices, or during periods of uncertainty, such as those that followed the terrorist attacks on the United States in 2001. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

Competition could adversely affect us.

The fast-casual, quick-service and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants and national and regional chains. Our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer than we have and often have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. Among our main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. As we expand further in existing markets, our existing restaurants may face competition from our new restaurants that begin operating in those markets.

Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy we do not currently pursue. Our sales may be adversely affected by these products and price competition.

Moreover, new companies may enter our markets and target our customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than we have.

In addition, our strategy includes opening additional restaurants in existing markets. As we open more restaurants in an existing market, sales may decline in some existing restaurants as customers who frequent one of our established restaurants may begin to visit one of our new restaurants instead.

Any of these competitive factors may adversely affect us and reduce our sales and profits.

Our insurance coverage and self-insurance reserves may not cover future claims.

We maintain various insurance policies for employee health, worker's compensation, general liability and property damage. In conjunction with our separation from McDonald's, we entered into certain new insurance policies with modified coverage. Prior to entering into the new policies, we were covered by fixed cost policies for health insurance and worker's compensation. We are now self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for worker's compensation, general liability and property damage insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and we may be required to record additional expense. Unanticipated changes may produce materially different amounts of expense than that reported under these programs, which could adversely impact our results of operations.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards for payment in our restaurants. During 2008, approximately half of our sales were attributable to credit card transactions, and credit card usage could continue to increase. A number of retailers, including us, have experienced actual or potential security breaches in which credit and debit card information may have been stolen. In August 2004, the merchant bank that processed our credit card transactions informed us that we may have been the victim of a possible theft of credit and debit card data. As a result, we recorded losses and related expenses totaling $4.3 million from 2004 through 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. We do not have long-term contracts with any of our suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather, a supplier ceasing operations or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on a limited number of suppliers for some of our key ingredients, including beef, pork, chicken, beans, rice, sour cream and tortillas. Due to the unique nature of the products we receive from our "Food With Intergrity" suppliers, these suppliers could be more difficult to replace if we were no longer able to rely on them. In addition, we have relied on the same third party distribution network as McDonald's. We may have to seek new suppliers and service providers with pricing or other terms less favorable than those we currently enjoy. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if our customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to the principle of "Food With Integrity". We use a substantial amount of naturally raised and sustainably grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations. As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Our inability to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, could cause us difficulties in aligning our brand with the principle of "Food With Integrity". That could make us less popular among our customers and cause sales to decline.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our existing and future operations and results.

We are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. A lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. We could suffer losses in this case or similar cases, and any such losses could be significant. In addition, several states in which we operate and the federal government have recently enacted minimum wage increases, and these increases could increase our labor costs.

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. For example, the State of California, New York City and other jurisdictions around the U.S. have adopted regulations requiring that chain restaurants include calorie information on their menu boards or make other nutritional information available. We may in the future become subject to other initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses or slow customers as they move through the line, decreasing our throughput. These initiatives may also change customer buying habits in a way that adversely impacts our sales.

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances, as well as local ordinances restricting the types of packaging we can use in our restaurants. Many environmental laws applicable to us provide for significant fines, penalties and liabilities, sometimes without regard to whether we knew of, or were responsible for, the release or presence of hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. We have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations. We believe any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations.

We are implementing a new marketing and branding strategy, and the additional expense associated with this initiative may adversely impact our business.

During 2008 we announced plans to refocus our marketing and branding strategy. In January 2009 we hired Mark Crumpacker as our first Chief Marketing Officer to lead our efforts on this initiative, and also retained a new outside advertising agency. In addition, we have developed and introduced in select markets new logos and other branding. We are still developing many facets of our new marketing and branding strategy, and do not have any assurance that our new strategy will be successful. If new advertising, modified branding and other marketing programs do not drive increased restaurant sales, the expense associated with these programs will adversely impact our financial results.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

Our quarterly operating results may fluctuate significantly because of various factors, including:

- changes in comparable restaurant sales and customer visits, including as a result of declining consumer confidence or the introduction of new menu items;
- the timing of new restaurant openings and related revenues and expenses;
- operating costs at newly opened restaurants, which are often materially greater during the first several months of operation;
- labor availability and wages of restaurant management and crew;
- profitability of our restaurants, especially in new markets;
- the impact of inclement weather, natural disasters and other calamities, such as snow storms in many of our primary markets in 2006 and 2007 and freezes in California and Chile during 2008 which impacted avocado crops;
- variations in general economic conditions, including the impact of declining interest rates on our interest income;
- negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our restaurants;
- changes in consumer preferences and discretionary spending;
- increases in infrastructure costs;
- fluctuations in supply prices; and
- tax expenses, impairment charges and other non-operating costs.

Seasonal factors also cause our operating results to fluctuate from quarter to quarter. Our restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our revenue will also vary as a result of the number of trading days, that is, the number of days in a quarter when a restaurant is open.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comparable restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors, which could cause our stock prices to fall. We believe the market prices of our class A and class B common stock reflect high market expectations for our future operating results, and as a result , if we fail to meet market expectations for our operating results in the future, any resulting decline in the price of our common stock could be significant.

The prices of our class A and class B common stock may continue to differ.

Our class B common stock has historically traded at lower prices than our class A common stock. For instance, on February 13, 2009, our class A common stock closed at $55.05 per share and our class B common stock closed at $51.17 per share. The trading prices of our class A and class B common stock may continue to differ due to factors outside of our control, including differences in market awareness of the two classes, trading liquidity of the two classes or other factors. In the separation agreement we entered into with McDonald's in connection with our separation from them, we agreed not to take any action to combine the class A and class B common stock or otherwise eliminate the two-class capital structure until at least the fifth anniversary of the separation, unless we obtain McDonald's consent, or McDonald's (at our request) obtains a ruling from the IRS, or we obtain an opinion of counsel satisfactory to McDonald's, that such action will not adversely impact the tax-free nature of our separation from McDonald's. Obtaining such a ruling or opinion involves complex tax laws and fact-specific determinations, and there may be significant obstacles to our obtaining either a ruling or an opinion satisfying the requirements of the separation agreement. Determining whether a ruling or opinion is available will involve significant costs. Moreover, even if we propose to combine the class A and class B common stock or otherwise eliminate the two-class structure we cannot anticipate how the prices of the class A and class B common stock may react to such an action. We may incur a large indemnity obligation to McDonald's if the exchange offer through which we separated from McDonald's is determined to be taxable as a result of our breach of the separation agreement or any action we take to combine the class A and class B common stock or otherwise eliminate the two-class structure. See "Restrictions and indemnities in connection with the tax treatment of McDonald's exchange offer could adversely affect us" below.

Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us.

We understand that the exchange offer McDonald's completed in October 2006 to dispose of its interest in us should generally be tax-free to McDonald's and its shareholders. Current U.S. tax law generally creates a presumption that a tax-free exchange of the type used by McDonald's would be taxable to McDonald's, but not to its shareholders, if we or our shareholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning two years before the date of the exchange, unless it is established that the exchange and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. As a consequence of the foregoing, in the separation agreement we entered into with McDonald's in connection with the separation, we agreed among other things:

- to only take action affecting the relative voting rights of any separate classes of our stock on or before the fifth anniversary of the separation if we obtain McDonald's consent, or McDonald's (at our request) obtains a ruling from the IRS, or we obtain an opinion of counsel satisfactory to McDonald's, that such action will not adversely impact the tax-free nature of our separation from McDonald's; and
- agreed to indemnify McDonald's for taxes and related losses it incurs as a result of the exchange failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to (i) direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) our failure to comply with applicable representations and undertakings and the restrictions placed on our actions under the separation agreement.

The indemnity described above covers corporate level taxes and related losses suffered by McDonald's in the event of a 50% or greater change in our stock ownership, as well as taxes and related losses suffered by McDonald's if, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. We currently estimate that the indemnification obligation to McDonald's for taxes due in the event of a 50% or greater change in our stock ownership could exceed $450 million. This estimate, which does not take into account related losses, depends upon several factors that are beyond our control. As a consequence, the indemnity to McDonald's could vary substantially from the estimate. Furthermore, the estimate does not address the potential indemnification obligation to McDonald's in the event that, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. In that event, the total indemnification could extend to tax-related losses suffered by McDonald's shareholders, and therefore would likely be much greater.

Our anti-takeover provisions may delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change in control of us, which could adversely affect the price of our class A or class B common stock. Our restated certificate of incorporation and restated bylaws contain some provisions that may make the acquisition of control of us without the approval of our board of directors more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by our shareholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding class A or class B common stock. Any of these provisions, as well as the provisions of our separation agreement with McDonald's described above under "Restrictions and indemnities in connection with the tax treatment of McDonald's exchange offer could adversely affect us," may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2008, we operated 837 restaurants. The table below sets forth the locations (by state or province) of Chipotle restaurants in operation.

Alabama	3
Arizona	33
California	122
Colorado	68
District of Columbia	6
Florida	42
Georgia	12
Illinois	63
Indiana	14
Iowa	2
Kansas	15
Kentucky	5
Maryland	29
Massachusetts	11
Michigan	11
Minnesota	47
Missouri	22
Nebraska	7
Nevada	9
New Hampshire	1
New Jersey	8
New York	31
North Carolina	11
Ohio	100
Oklahoma	3
Oregon	9
Pennsylvania	9
Rhode Island	1
Texas	78
Utah	4
Virginia	37
Washington	10
Wisconsin	12
Wyoming	1
Ontario, Canada	1
Total	837

We categorize our restaurants as either end-caps (at the end of a line of retail outlets), in-lines (in a line of retail outlets), free-standing or other. Of our restaurants in operation as of December 31, 2008, we had 180 free-standing units, 496 end-cap locations, 135 in-line locations and 26 other. The average restaurant size is about 2,600 square feet and seats about 60 people. Most of our restaurants also feature outdoor patio space.

Our main office is located at 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202 and our telephone number is (303) 595-4000. We lease our main office and substantially all of the properties on which we operate restaurants. For additional information regarding the lease terms and provisions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Contractual Obligations.*"

We own twelve properties and operate restaurants on all of them.

ITEM 3. LEGAL PROCEEDINGS

A lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. The case seeks damages, penalties and attorney's fees on behalf of a purported class of our present and former employees. We are currently investigating these claims, and although we have various defenses, it is not possible at this time to reasonably estimate the outcome of or any potential liability from this case.

We're involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which we incur greater liabilities than we currently anticipate could materially and adversely affect our business, financial condition, results of operation and cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our security holders through solicitation of proxies or otherwise, during the fourth quarter of our fiscal year ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table describes the per share range of high and low sales prices for shares of each class of our common stock for the quarterly periods indicated, as reported by the New York Stock Exchange ("NYSE"). Our class A common stock, which trades under the symbol "CMG," began trading on the NYSE on January 26, 2006, and our class B common stock, which trades under the symbol "CMG.B," began trading on the NYSE on October 5, 2006.

	Chipotle Class A Common Stock		Chipotle Class B Common Stock	
	High	Low	High	Low
2007				
First Quarter	$ 65.25	$ 54.61	$ 61.17	$ 50.40
Second Quarter	$ 88.70	$ 61.94	$ 81.95	$ 57.19
Third Quarter	$119.97	$ 77.51	$109.20	$ 70.65
Fourth Quarter	$155.49	$113.51	$129.64	$102.28

	Chipotle Class A Common Stock		Chipotle Class B Common Stock	
	High	Low	High	Low
2008				
First Quarter	$150.00	$ 90.09	$124.45	$ 77.13
Second Quarter	$121.29	$ 81.83	$105.14	$ 73.74
Third Quarter	$ 89.27	$ 53.00	$ 81.01	$ 45.00
Fourth Quarter	$ 67.92	$ 36.86	$ 61.21	$ 32.47

As of February 11, 2009, there were approximately 443 holders of our class A common stock and approximately 1,013 holders of our class B common stock, in each case as determined by counting our record holders and the number of participants reflected in a security position listing provided to us by the Depository Trust Company. We estimate that there are approximately 37,000 beneficial owners of our class A common stock and approximately 16,000 beneficial owners of our class B common stock.

Purchases of Equity Securities by the Issuer

The table below reflects shares of class B common stock we repurchased during 2008.

	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Cumulative Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October *Purchased 10/24 through 10/31*	188,894	$42.17	188,894	$92,035,228
November *Purchased 11/03 through 11/28*	334,969	$39.98	523,863	$78,643,233
December *Purchased 12/1 through 12/31*	167,910	$51.67	691,773	$69,966,830

(1) —All shares were purchased in open-market transactions under an agreement with a broker intended to comply with Exchange Act Rule 10b5-1(c).

(2) —Shares were repurchased pursuant to a repurchase program announced on October 22, 2008. Repurchases under the program are limited to $100 million in total repurchase price, and there is no expiration date. Authorization of the repurchase program may be modified, suspended, or discontinued at any time.

Dividend Policy

We are not required to pay any dividends and have not declared or paid any cash dividends on either class of our common stock. We intend to continue to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information regarding options and rights outstanding under our equity compensation plan as of December 31, 2008. All awards reflected are options to purchase or rights to class A common stock.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Security Holders:			
Chipotle 2006 Incentive Plan	1,323,117	$52.49	2,848,802
Equity Compensation Plans Not Approved by Security Holders:			
None.			

(1) Includes shares issuable in connection with performance share rights and non-employee director restricted stock units. The weighted-average exercise price in column (b) includes the weighted-average exercise price of stock options and stock appreciation rights only.

COMPARISON OF CUMULATIVE TOTAL RETURN

The following graph compares the cumulative annual stockholders return on our classes of common stock from the dates trading began on the NYSE (January 26, 2006 for class A and October 5, 2006 for class B) through December 31, 2008 to that of the total return index for the Russell 2000 and the S&P SmallCap 600 Restaurants Index assuming an investment of $100 on January 26, 2006. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purpose only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the class A or class B common stock. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among Chipotle Mexican Grill, Inc, The Russell 2000 Index
And S&P SmallCap 600 Restaurants



$400
$350
$300
$250
$200
$150
$100
$50
$0
1/06 1/06 2/06 3/06 4/06 5/06 6/06 7/06 8/06 9/06 10/06 11/06 12/06 1/07 2/07 3/07 4/07 5/07 6/07 7/07 8/07 9/07 10/07 11/07 12/07 1/08 2/08 3/08 4/08 5/08 6/08 7/08 8/08 9/08 10/08 11/08 12/08
Chipotle Mexican Grill, Inc Class A
Chipotle Mexican Grill, Inc Class B
Russell 2000
S&P SmallCap 600 Restaurants

*$100 invested on 1/26/06 in CMG or $100 invested on 10/5/06 in CMGB stock or index-including reinvestment of dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data shown below should be read together with our Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included in Item 8. "Financial Statements and Supplementary Data". The selected consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data". Our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 have been audited and reported upon by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated statements of income data for the year ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from audited financial statements not included in this report. The data shown below are not necessarily indicative of results to be expected for any future period (in thousands, except per share data).

	For the years ended December 31,				
	2008	2007	2006	2005	2004
Statements of Income:					
Revenue					
Restaurant sales	$1,331,968	$1,085,047	$819,787	$625,077	$468,579
Franchise royalties and fees	—	735	3,143	2,618	2,142
Total revenue	1,331,968	1,085,782	822,930	627,695	470,721
Food, beverage and packaging costs	431,947	346,393	257,998	202,288	154,148
Labor costs	351,005	289,417	231,134	178,721	139,494
Occupancy costs	98,071	75,891	58,804	47,636	36,190
Other operating costs	164,018	131,512	102,745	82,976	64,274
General and administrative expenses	89,155	75,038	65,284	51,964	44,837
Depreciation and amortization	52,770	43,595	34,253	28,026	21,802
Pre-opening costs	11,624	9,585	6,778	1,971	2,192
Loss on disposal of assets	9,339	6,168	3,982	3,119	1,678
Total costs and expenses	1,207,929	977,599	760,978	596,701	464,615
Income from operations	124,039	108,183	61,952	30,994	6,106
Interest and other income	3,469	6,115	6,574	36	211
Interest and other expense	(302)	(296)	(271)	(790)	(191)
Income before income taxes	127,206	114,002	68,255	30,240	6,126
(Provision) benefit for income taxes[1]	(49,004)	(43,439)	(26,832)	7,456	—
Net income	$ 78,202	$ 70,563	$ 41,423	$ 37,696	$ 6,126
Earnings per share					
Basic	$ 2.39	$ 2.16	$ 1.29	$ 1.43	$ 0.24
Diluted	$ 2.36	$ 2.13	$ 1.28	$ 1.43	$ 0.24
Shares used in computing earnings per share					
Basic	32,766	32,672	32,051	26,281	25,454
Diluted	33,146	33,146	32,465	26,374	25,520

	As of December 31,				
	2008	2007	2006	2005	2004
Balance Sheet Data:					
Total current assets	$ 211,072	$ 201,844	$178,837	$ 17,824	$ 10,332
Total assets	$ 824,985	$ 722,115	$604,208	$392,495	$329,653
Total current liabilities	$ 76,788	$ 73,301	$ 61,201	$ 41,982	$ 38,663
Total liabilities	$ 202,395	$ 160,005	$130,251	$ 83,141	$ 67,087
Total shareholders' equity	$ 622,590	$ 562,110	$473,957	$309,354	$262,566

(1) During the year ended December 31, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance of $20.3 million, resulting in a non-recurring tax benefit.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with Item 6. "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data". The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described in Item 1A. "Risk Factors" and elsewhere in this report.

Overview

Chipotle operates fresh Mexican food restaurants serving burritos, tacos, burrito bowls (a burrito without the tortilla) and salads. We began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. Over the years, that vision has evolved. Today, our vision is to change the way people think about and eat fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity". Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

2008 Highlights and Trends

Restaurant Development. As of December 31, 2008, we operated 837 restaurants in 33 states throughout the United States, the District of Columbia, and Toronto, Canada. New restaurants have contributed substantially to our restaurant sales growth. We opened 136 restaurants in 2008. We expect to open between 120 and 130 restaurants in 2009, including one in London.

Sales Growth. In addition to growing our number of restaurants, we have experienced increases in our average restaurant sales from $1.734 million as of December 31, 2007 to $1.763 million as of December 31, 2008 driven by comparable restaurant sales increases. Our comparable restaurant sales increases were 5.8% in 2008 and 10.8% in 2007. Comparable restaurant sales increases in 2008 were due mainly to menu price increases. Our comparable restaurant sales increases decelerated during 2008, which we believe was due primarily to the weakened economy. We define average restaurant sales as the average trailing 12-month sales for company-operated restaurants in operation for at least 12 full calendar months. Comparable restaurant sales include company-operated restaurants only and represent the change in period-over-period sales for restaurants beginning in their 13th full month of operation.

We expect our comparable restaurant sales increases in 2009 to be in the low single digits driven primarily by menu price increases implemented in the fourth quarter of 2008, partially or fully offset by a decrease in customer visits. Due to fluctuations in consumer spending as a result of economic uncertainty, potential traffic declines as a result of our recent menu price increases and variability in prior-year comparisons, we could experience rapid and large changes in our comparable restaurant sales trends during the year.

Food Costs. The cost of many basic foods for humans and animals, including corn, wheat, rice and oil increased over 2007 prices. This resulted in upward pricing pressures on almost all of our raw ingredients including chicken, beef, tortillas and rice. In addition, freezes during 2007 in California and Chile put pricing pressure on avocados during 2008. We experienced a significant increase in cheese prices throughout 2008 as a result of the expiration of the pricing protocols under which we operated during 2007. We also experienced significant increases in the cost of rice, soy oil and sweet corn in conjunction with the renewal of those pricing protocols at the end of the third quarter of 2008. In response to the increasing raw ingredient prices, we instituted menu price increases in the fourth quarter of 2008 for most of the country. This increase, combined with some easing of commodity costs will likely result in flat food costs as a percentage of revenue for 2009.

Labor. Although we have not been directly impacted by recent minimum wage increases, we experienced some upward pressure on our restaurant wages in 2008 and expect further pressure into 2009. As a result, we do not expect to see improvements in our labor expense as a percentage of revenue into 2009.

In addition to excelling in providing quality food and customer service, restaurant managers are expected to contribute substantially to the development of their crew. Our restaurant management structure is designed to facilitate the development of crew members into restaurant managers, and we emphasized the importance of hiring and developing great crew at our first all managers conference we held in August.

We continue to focus on ensuring our employee practices are as exceptional as our food. We have sought to ensure that we have an effective and efficient field support system for restaurant managers that supports our efforts to identify people with potential, develops crew into managers and ensures high operating standards of our restaurants. In an effort to achieve this we continue to develop the Restaurateur program, which is designed to encourage the restaurant manager position as a career opportunity for our top performing restaurant managers. We have also been working to leverage our Restaurateurs' leadership by giving select Restaurateurs responsibility for mentoring nearby restaurants. This provides the opportunity for Restaurateurs to develop into field leadership roles as well.

Food With Integrity. In addition to continuing to serve naturally raised pork in all our restaurants, we now serve naturally raised chicken in all of our restaurants in the United States and naturally raised beef in about 60%. However, current economic conditions have led to natural chicken supply shortages. As a result, we temporarily suspended serving naturally raised chicken in certain limited restaurants for a short period of time. We define naturally raised as coming from animals that are fed a pure vegetarian diet, never given antibiotics or hormones, and raised humanely in open pastures or deeply bedded pens—which is more stringent than the USDA's new standard for naturally raised marketing claims. In 2008, 30% of all beans we bought were organically grown and we have increased the percentage to 35% for 2009. Also during 2008, we purchased at least 25% of at least one produce item while in season for each of our markets from small and midsize local farmers. We expect to increase the amount of locally grown produce purchased during 2009. At the end of 2008, 10% of the milk used in our cheese came from cows raised in pastures and we expect to increase that percentage during 2009.

Marketing. While our marketing approach has often been considered edgy and innovative, we recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. In January 2009 we hired our first chief marketing officer and a new advertising agency, and we are taking a fresh look at our marketing strategy and direction with an eye to making our marketing more effective.

Stock Repurchase. In September 2008, our Board of Directors approved the expenditure of up to $100 million to repurchase shares of our class B common stock, of which we purchased $30.0 million in 2008. We have entered into an agreement with a broker under SEC rule 10b5-1, authorizing the broker to make open market purchases of class B common stock from time to time, subject to market conditions. The repurchase agreement and the Board's authorization of the repurchase program may be modified, suspended, or discontinued at any time.

Cash and Securities. As of December 31, 2008, we had cash and securities of $188.0 million. Given the recent financial turmoil, we have focused on capital preservation and invested our cash and securities solely in U.S. Treasuries, Treasury backed funds and FDIC insured accounts.

2008 Accounting Adjustments. We completed an analysis of unredeemed electronic gift card liabilities and recognized $2.3 million in revenue as a one-time cumulative adjustment for the recognition of unused gift card balances.

We implemented lease management software to perform the calculation of straight-line rent expense and deferred rent. During the implementation, we identified certain adjustments related to our historical straight-line lease calculations, which were not recognized in our 2005 and prior consolidated financial statements. As a result, we recognized an additional $2.6 million in occupancy costs in the current period to correct this misstatement.

See Note 1 of our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for additional disclosure on the accounting adjustments.

Restaurant Openings, Relocations and Closures

The following table details restaurant unit data for our company-operated and franchised locations for the years indicated.

	For the years ended December 31,		
	2008	2007	2006
Company-operated			
Beginning of year	704	573	481
Openings	136	125	94
Relocations and closures	(3)	(2)	(2)
Franchise acquisitions	—	8	—
End of year	837	704	573
Franchises, end of the year	—	—	8
Total restaurants, end of year	837	704	581

Results of Operations

Our results of operations as a percentage of revenue and period-over-period variances are discussed in the following section. As our business grows, as we open more restaurants and hire more employees, our restaurant operating costs increase.

Restaurant Sales

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Restaurant sales	$1,332.0	$1,085.0	$819.8	22.8%	32.4%
Average restaurant sales	$ 1.763	$ 1.734	$1.611	1.7%	7.6%
Comparable restaurant sales increase	5.8%	10.8%	13.7%		
Number of company operated restaurants as of the end of the year	837	704	573	18.9%	22.9%
Number of company operated restaurants opened in the year, net of closures and relocations	133	123	92		

The significant factors contributing to our increases in sales were new restaurant openings and comparable restaurant sales increases. Restaurant sales from restaurants not yet in the comparable base contributed to $182.3 million of the increase in sales in 2008, of which $93.3 million was attributable to restaurants opened during the year. In 2007, restaurant sales from restaurants not yet in the comparable restaurant base contributed to $167.2 million of the increase in sales, of which $83.8 million was attributable to restaurants opened in 2007.

Comparable restaurant sales increases contributed to $62.6 million and $98.1 million of the increase in restaurant sales in 2008 and 2007, respectively. In 2008 the substantial majority of our comparable restaurant sales growth was driven by menu price increases and in 2007 was due primarily to an increase in the number of transactions and menu price increases in certain markets in conjunction with the introduction of naturally raised beef or chicken.

Food, Beverage and Packaging Costs

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
Food, beverage and packaging	$431.9	$346.4	$258.0	24.7%	34.3%
As a percentage of revenue	32.4%	31.9%	31.4%		

Food, beverage and packaging costs increased as a percentage of revenue in 2008 due to increased product cost, primarily cheese, chicken and avocados, partially offset by menu price increases in selected markets. We saw significantly higher costs for many of our raw ingredients in 2008.

In 2007, food costs increased as a percentage of revenue due primarily to increased product costs, primarily avocados, chicken and steak, partially offset by menu price increases in selected markets in conjunction with the introduction of naturally raised beef or chicken, and improvements in food controls.

Labor Costs

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
			(dollars in millions)		
Labor costs	$351.0	$289.4	$231.1	21.3%	25.2%
As a percentage of revenue	26.4%	26.7%	28.1%		

Labor costs decreased as a percentage of revenue in 2008 primarily due to the impact of menu price increases partially offset by increased average wage rates and labor inefficiencies associated with the new restaurant openings.

In 2007, labor costs as a percentage of revenue decreased due to more effective management of staffing, improved efficiency as restaurant sales increased faster than the need to add labor and lower insurance claims benefiting us as we became self-insured in the fourth quarter of 2006. The decrease was partially offset by an increase in average wage rates.

Occupancy Costs

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
			(dollars in millions)		
Occupancy costs	$98.1	$75.9	$58.8	29.2%	29.1%
As a percentage of revenue	7.4%	7.0%	7.1%		

Occupancy costs increased as a percentage of revenue in 2008 primarily due to higher average rents for new locations primarily due to our opening proportionately more restaurants in expensive urban areas in 2008 and a one-time $2.6 million non-cash correction of our historical straight-line rent expense. The increase was partially offset by higher average restaurant sales on a partially fixed cost base.

In 2007, occupancy costs decreased as a percentage of revenue due to higher average restaurant sales on a partially fixed-cost base, partially offset by higher rents for new locations.

Other Operating Costs

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Other operating costs	$164.0	$131.5	$102.7	24.7%	28.0%
As a percentage of revenue	12.3%	12.1%	12.5%		

Other operating costs as a percentage of revenue increased in 2008 primarily due to increased utilities, repair and maintenance costs, and credit card processing fees resulting from a higher percentage of our customers using credit cards. The increase was partially offset by lower marketing and promotional spend.

In 2007 other operating costs declined as a percentage of revenue primarily due to the effect of higher average restaurant sales on a partially fixed-cost base and operating efficiencies that were realized as we grew. We also realized a benefit in 2007 related to our promote from within strategy which reduced the dollars we spent on training external hires.

Annual Report

General and Administrative Expenses

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
General and administrative expense	$89.2	$75.0	$65.3	18.8%	14.9%
As a percentage of revenue	6.7%	6.9%	7.9%		

The increase in general and administrative expenses in 2008 primarily resulted from hiring more employees as we grew, an increase in stock-based compensation expense resulting from the stock-based compensation awards granted in 2008, and the cost of the all manager conference held in the third quarter. This increase was partially offset by lower performance related bonus accruals. As a percentage of revenue, general and administrative expenses decreased in 2008 due primarily to menu price increases and lower performance related bonus accruals.

The increase in general and administrative expense in 2007 primarily resulted from hiring more employees as we grew and stock-based compensation awards granted in 2007. The increase was partially offset by the reversal of the credit card contingency reserve in the second quarter of 2007 and the impact of costs incurred for the exchange offer conducted by McDonald's in the third quarter of 2006, a secondary offering of our common stock in the second quarter of 2006 and severance costs incurred in the first and second quarters of 2006. As a percentage of revenue, general and administrative expenses decreased in 2007 due primarily to the effect of higher restaurant sales on a partially fixed-cost base, the reversal of the credit card contingency in 2007 and the costs incurred for the secondary and exchange offers and severance negatively impacting 2006.

Depreciation and Amortization

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Depreciation and amortization	$52.8	$43.6	$34.3	21.0%	27.3%
As a percentage of revenue	4.0%	4.0%	4.2%		

Depreciation and amortization increased in 2008 and 2007 primarily due to the increase in the number of restaurants from January 1, 2006 to December 31, 2008.

In 2008, as a percentage of total revenue, depreciation and amortization remained constant due to new store openings increasing the average per store depreciable base offset by higher average restaurant sales on a partially fixed cost base. In 2007, as a percentage of revenue depreciation and amortization decreased as a result of higher average restaurant sales on a partially fixed-cost base.

Pre-opening Costs

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Pre-opening costs	$11.6	$ 9.6	$6.8	21.3%	41.4%
As a percentage of revenue	0.9%	0.9%	0.8%		
Restaurant openings	136	125	94		

Pre-opening costs increased in 2008 and 2007 primarily due to an increase in rent expense recognized during the construction period and an increase in the number of restaurants opened. Pre-opening costs include non-cash straight-line rent expense of $5.9 million, $4.6 million and $2.7 million for 2008, 2007 and 2006, respectively.

Annual Report

Loss on Disposal of Assets

	For the years ended December 31,			% increase 2008 over 2007	% increase 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Loss on disposal of assets	$9.3	$6.2	$4.0	51.4%	54.9%
As a percentage of revenue	0.7%	0.6%	0.5%		

Loss on disposal of assets increased in 2008 as a result of an increase in both the age and number of restaurants and updating older restaurants in certain markets, an increase in write-offs associated with investigating potential restaurant sites that we considered but subsequently rejected, and an impairment charge related to a pending closure of a restaurant.

The increase in 2007 in loss on disposal of assets was due to an increase in both the age and number of restaurants, the upgrade of restaurant security systems and an increase in the write-offs associated with investigating potential restaurant sites that we considered but subsequently rejected.

Interest Income

	For the years ended December 31,			% decrease 2008 over 2007	% decrease 2007 over 2006
	2008	2007	2006		
	(dollars in millions)				
Interest income	$3.5	$6.1	$6.6	(43.3)%	(7.0)%
As a percentage of revenue	0.3%	0.6%	0.8%		

In 2008, interest income decreased primarily due to lower yields on our investments. In addition, late in the third quarter of 2008, we moved our investments into more secure, but lower yielding U.S. Treasury funds. This decrease is partially offset by a higher average cash balance and fewer tax-exempt securities which have lower interest rates but are exempt from federal income taxes. In 2007 interest income decreased primarily due to an increase in investments in tax-exempt securities.

Income Tax Provision

	For the years ended December 31, 2008	2007	2006	% increase 2008 over 2007	% increase 2007 over 2006
	(dollars in millions)				
Income tax provision	$49.0	$43.4	$26.8	12.8%	61.9%
Effective tax rate	38.5%	38.1%	39.3%		

The 2008 effective tax rate increased primarily due to a reduction in earnings on tax-exempt investments partially offset by a decrease in our estimated statutory state tax rate.

The 2007 effective tax rate decreased primarily due to increased investments in tax-exempt securities and a decrease in our estimated statutory state tax rate. The improvement was partially offset by a $0.5 million tax effect from non-deductible costs associated with the secondary offering and split-off transaction in 2006.

Annual Report

Quarterly Financial Data/Seasonality

The following table presents consolidated statement of income data for each of the eight quarters in the period ended December 31, 2008. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2008 Quarters Ended Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$305.3	$340.8	$340.5	$345.3
Operating income	$ 26.8	$ 38.3	$ 31.1	$ 27.8
Net income	$ 17.3	$ 24.5	$ 19.5	$ 16.9
Number of restaurants opened in quarter	28	49	20	39
Comparable restaurant sales increase	10.2%	7.1%	3.1%	3.5%

	2007 Quarters Ended Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$236.1	$274.3	$286.4	$289.0
Operating income	$ 18.6	$ 30.7	$ 31.4	$ 27.5
Net income	$ 12.4	$ 20.0	$ 20.6	$ 17.6
Number of restaurants opened in quarter	28	32	28	37
Comparable restaurant sales increase	8.3%	11.6%	12.4%	10.6%

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and net income are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days in a quarter can also affect our results. Overall, on an annual basis, changes in trading dates do not have a significant impact on our results.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants typically have lower margins following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. In addition, unanticipated events also impact our results. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. We have a cash and short-term investment balance of $188.0 million that we expect to utilize, along with cash flow from operations, to provide capital to support the growth of our business (primarily through opening restaurants), to repurchase up to an additional $70.0 million of our class B common stock subject to market conditions, to continue to maintain our existing restaurants and for general corporate purposes. We believe that cash from operations, together with our cash balance, will be enough to meet ongoing capital expenditures, working capital requirements and other cash needs over at least the next 24 months.

We haven't required significant working capital because customers pay using cash or credit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support our growth.

In February 2009, we entered into an unsecured revolving credit facility with Bank of America, N.A. with an initial principal amount of $25 million and an additional $25 million accordion feature. Borrowings under the credit facility will bear interest at a rate set, at our option, at either (i) a rate equal to an adjusted LIBOR rate plus a margin ranging from 0.75% to 2.0% depending on a lease-adjusted leverage ratio, or (ii) a daily rate equal to (a) the highest of the federal funds rate plus 0.5%, the bank's published prime rate, and one-month LIBOR plus 1.0%, plus (b) a margin ranging from 0.0% to 1.0% depending on a lease-adjusted leverage ratio. The facility requires that we pay a commitment fee on the unused balance ranging from 0.25% to 0.5%, based on the lease-adjusted leverage ratio. Availability of borrowings under the facility requires that we be in compliance with specified covenants including a maximum lease-adjusted leverage ratio and a minimum fixed charge coverage ratio. The facility expires in February 2014, but can be terminated or decreased at our option prior to expiration. We intend to use the credit facility, if at all, for letters of credit we issue in the normal course of business and normal short-term working capital needs.

While operations continue to provide cash, our primary use of cash is in new restaurant development. As we expand into more urban areas, our average costs to open new restaurants will increase due to more significant reconstruction work that often needs to be done on those sites. Our total capital expenditures for 2008 were $152.1 million, and we expect to incur capital expenditures of about $140 million in 2009, of which $120 million relates to our construction of new restaurants and the remainder primarily relates to restaurant reinvestments. In 2008, we spent on average about $916,000 in development and construction costs per restaurant, with end-caps costing about $774,000, in-lines costing about $965,000, free-standing costing about $1.2 million and urban costing about $1.6 million (in each case, reduced for landlord reimbursements). The average development and construction costs per restaurant increased from $880,000 in 2007 due to opening a larger portion of our restaurants in urban locations being partially offset by a decline in the percentage of free-standing restaurant openings and decreasing our average restaurant size. In 2009, we expect average development and construction costs to remain about the same overall as 2008.

Contractual Obligations

Our contractual obligations as of December 31, 2008 were as follows:

	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
			(in thousands)		
Operating leases	$1,523,183	$ 88,119	$176,929	$178,998	$1,079,137
Deemed landlord financing	7,029	366	764	788	5,111
Other contractual obligations[1]	22,108	21,578	530	—	—
Total contractual cash obligations	$1,552,320	$110,063	$178,223	$179,786	$1,084,248

(1) We enter into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction, and corporate sponsorships.

We're obligated under non-cancelable leases for our restaurants and administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

Off-Balance Sheet Arrangements

As of December 31, 2008 and 2007, we had no off-balance sheet arrangements or obligations.

Inflation

The primary areas of our operations affected by inflation are food, labor, fuel, insurance, utility costs and materials used in the construction of our restaurants. Although almost all of our crew members make more than the minimum wage, increases in the applicable federal or state minimum wage will have an impact on our labor costs. Additionally, many of our leases require us to pay taxes, maintenance, utilities and insurance, all of which are generally subject to inflationary increases.

Critical Accounting Estimates

We describe our significant accounting policies in Note 1 of our consolidated financial statements. Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or factors. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

Leases

We lease most of our restaurant locations. Our leases contain escalating rentals over the lease term as well as optional renewal periods. We account for our leases under FASB Statement No. 13, *Accounting for Leases* ("FAS 13") which requires rent to be recognized on a straight-line basis over the lease term including reasonably assured renewal periods. We have estimated that our lease term, including reasonably assured renewal periods, is the lesser of the lease term or 20 years. If the estimate of our reasonably assured lease terms were changed our depreciation and rent expense could differ materially.

Stock-based Compensation

We recognize compensation expense for equity awards over the vesting period based on the award's fair value. We use the Black-Scholes valuation model to determine the fair value of our stock options and stock appreciation rights, which requires assumptions to be made regarding our stock price volatility, the expected life of the award and expected dividend rates. The volatility assumptions were derived primarily from historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to us and our volatility while a public company. Had we arrived at different assumptions of stock price volatility or expected lives of our options and stock appreciation rights, our stock-based compensation expense and result of operations could have been different.

Insurance Liability

We maintain various insurance policies for employee health, workers' compensation, general liability and property damage. Pursuant to these policies we are either responsible for losses up to certain limits or are self insured but have third party insurance coverage to limit exposure to these claims. We record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. In addition, our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and additional expenses may be recorded. Actual claims experience could also be more favorable than estimated resulting in expense reductions. Unanticipated changes may produce materially different amounts of expense than that reported under these programs.

Reserves/Contingencies for Litigation and Other Matters

We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2008 and 2007. Once resolved, however, these actions may affect our operating results and cash flows.

Sabbatical Liability

We offer our employees a sabbatical leave after each ten years of service they complete. We record a liability for our estimate of the accumulated sabbatical expense as of the balance sheet date. Our estimated liability is based on a number of factors including actuarial assumptions and historical trends. Changes in assumptions and trends could result in a materially different liability and expense.

Unredeemed Gift Card Balances

The Company sells gift cards which do not have an expiration date and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and the Company determines that there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon company specific historical redemption patterns. Gift card breakage will be recognized in revenue as the gift cards are used. Gift card breakage is included in total revenue in the consolidated statement of income. Any future revisions to the estimated breakage rate may result in changes in the amount of breakage revenue recognized in future periods.

Adoption of New Accounting Standards

Effective January 1, 2008, we adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements,* ("FAS 157"). FAS 157 defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosure about fair value measurements. FAS 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The adoption of FAS 157 did not have an impact on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Changing Interest Rates

We're exposed to interest rate risk through the investment of our cash, cash equivalents, and available-for-sale securities. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. Our interest income decreased during 2008 due to a significant reduction in interest rates. As of December 31, 2008, we had $188.2 million deposited in short-term investments and available-for-sale securities bearing a weighted-average interest rate of 0.3% (approximately 0.4% tax equivalent).

Commodity Price Risks

We are also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or ingredients that are affected by the price of other commodities, exchange rates, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Substantial portions of the dollar value of goods purchased by us are effectively at spot prices. Though we generally do not have long-term supply contracts or guaranteed purchase amounts, our pricing protocols with suppliers can remain in effect for periods ranging from one month to a year, depending on the outlook for prices of the particular ingredient. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, exchange rates, foreign demand, weather, crises and other world events that may affect supply prices. Increases in ingredient prices have, and could continue to, adversely affect our results if we choose not to increase menu prices at the same pace for competitive or other reasons.

Counterparty Risks

Some of our suppliers and other vendors have been adversely impacted by tightening of the credit markets, fluctuations in commodity prices and other consequences of the economic downturn. Some vendors have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative vendors for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business. Changing vendors could also result in our inability to obtain business terms as favorable to us as the terms on which we currently operate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective January 1, 2007, the Company changed its method for accounting for income taxes to conform with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, and effective January 1, 2007, the Company changed its method for accounting for sabbatical leave to conform with Emerging Issues Task Force Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 Accounting for Compensated Absences.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chipotle Mexican Grill, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 19, 2009

Annual Report

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except per share data)

	December 31 2008	December 31 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 88,044	$151,176
Accounts receivable, net of allowance for doubtful accounts of $608 and $237 as of December 31, 2008 and 2007, respectively	3,643	5,373
Inventory	4,789	4,332
Current deferred tax assets	2,557	2,431
Prepaid expenses	11,764	8,997
Income tax receivable	285	9,535
Available-for-sale securities	99,990	20,000
Total current assets	211,072	201,844
Leasehold improvements, property and equipment, net	585,899	494,930
Other assets	6,075	3,402
Goodwill	21,939	21,939
Total assets	$824,985	$722,115
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 23,890	$ 19,880
Accrued payroll and benefits	24,469	26,210
Accrued liabilities	28,347	27,135
Current portion of deemed landlord financing	82	76
Total current liabilities	76,788	73,301
Deferred rent	87,009	63,192
Deemed landlord financing	3,878	3,960
Deferred income tax liability	29,863	16,483
Other liabilities	4,857	3,069
Total liabilities	202,395	160,005
Shareholders' equity:		
Preferred stock, $0.01 par value, 600,000 shares authorized, no shares outstanding as of December 31, 2008 and 2007	—	—
Class A common stock, $0.01 par value, 200,000 shares authorized, 14,453 and 14,431 shares issued as of December 31, 2008 and 2007, respectively	145	144
Class B common stock, $0.01 par value, 30,000 shares authorized, 18,425 and 18,374 shares issued as of December 31, 2008 and 2007, respectively	184	184
Additional paid-in capital	501,993	489,296
Treasury stock, at cost, 692 and no shares at December 31, 2008 and 2007, respectively	(30,227)	—
Accumulated other comprehensive loss	(193)	—
Retained earnings	150,688	72,486
Total shareholders' equity	622,590	562,110
Total liabilities and shareholders' equity	$824,985	$722,115

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

	Years ended December 31		
	2008	2007	2006
Revenue:			
Restaurant sales	$1,331,968	$1,085,047	$819,787
Franchise royalties and fees	—	735	3,143
Total revenue	1,331,968	1,085,782	822,930
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):			
Food, beverage and packaging	431,947	346,393	257,998
Labor	351,005	289,417	231,134
Occupancy	98,071	75,891	58,804
Other operating costs	164,018	131,512	102,745
General and administrative expenses	89,155	75,038	65,284
Depreciation and amortization	52,770	43,595	34,253
Pre-opening costs	11,624	9,585	6,778
Loss on disposal of assets	9,339	6,168	3,982
	1,207,929	977,599	760,978
Income from operations	124,039	108,183	61,952
Interest and other income	3,469	6,115	6,574
Interest and other expense	(302)	(296)	(271)
Income before income taxes	127,206	114,002	68,255
Provision for income taxes	(49,004)	(43,439)	(26,832)
Net income	$ 78,202	$ 70,563	$ 41,423
Earnings per share			
Basic	$ 2.39	$ 2.16	$ 1.29
Diluted	$ 2.36	$ 2.13	$ 1.28
Weighted average common shares outstanding			
Basic	32,766	32,672	32,051
Diluted	33,146	33,146	32,465

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Tax Receivable McDonald's Corp	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance, December 31, 2005	—	$—	26,281	$263	$375,728	—	$ —	$(28,195)	$ (38,451)	$ 9	$309,354
Issuance of common stock	6,061	61			133,272						133,333
Costs to issue common stock					(12,436)						(12,436)
Grant of common stock	1	—			100						100
Conversion of common stock	8,010	80	(8,010)	(80)							—
Stock-based compensation			51	—	5,870						5,870
Stock option exercises	150	1			2,751						2,752
Excess tax benefit on option exercises, net of utilization of $423					934						934
Tax sharing arrangement					(35,566)			19,412			(16,154)
Separation from McDonald's								8,783			8,783
Comprehensive income:											
Net income									41,423		41,423
Foreign currency translation adjustment										(2)	(2)
Total comprehensive income											41,421
Balance, December 31, 2006	14,222	142	18,322	183	470,653	—	—	—	2,972	7	473,957
Grant of common stock	2				192						192
Stock-based compensation			52	1	8,135						8,136
Stock option exercises	207	2			3,861						3,863
Excess tax benefit on option exercises, net of utilization of $177					6,455						6,455
Cumulative affect of change in accounting principle, net of income tax of $675									(1,049)		(1,049)
Comprehensive income:											
Net income									70,563		70,563
Foreign currency translation adjustment										(7)	(7)
Total comprehensive income											70,556
Balance, December 31, 2007	14,431	144	18,374	184	489,296	—	—	—	72,486	—	562,110
Stock-based compensation			51	—	11,976						11,976
Stock option exercises	22	1			470						471
Excess tax benefit on option exercises, net of utilization of $33					251						251
Acquisition of treasury stock						692	(30,227)				(30,227)
Comprehensive income:											
Net income									78,202		78,202
Foreign currency translation adjustment										(193)	(193)
Total comprehensive income											78,009
Balance, December 31, 2008	14,453	$145	18,425	$184	$501,993	692	$(30,227)	$ —	$150,688	$(193)	$622,590

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Years ended December 31		
	2008	2007	2006
Operating activities			
Net income	$ 78,202	$ 70,563	$ 41,423
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	52,770	43,595	34,253
Current income tax benefit	—	—	(782)
Deferred income tax (benefit) provision	13,165	(3,545)	(1,857)
Change in valuation allowance	89	521	—
Loss on disposal of assets	9,339	6,168	3,982
Bad debt allowance	440	—	(59)
Stock-based compensation	11,374	7,801	5,193
Other	(226)	15	(323)
Changes in operating assets and liabilities:			
Accounts receivable	1,290	(508)	(2,873)
Inventory	(457)	(771)	(880)
Prepaid expenses	(2,767)	(1,885)	1,499
Other assets	(2,673)	(469)	(242)
Accounts payable	3,635	2,065	912
Accrued liabilities	(529)	13,299	11,304
Income tax receivable/payable	9,250	(8,721)	2,222
Deferred rent	23,817	17,561	9,714
Other long-term liabilities	1,788	1,234	111
Net cash provided by operating activities	198,507	146,923	103,597
Investing activities			
Purchases of leasehold improvements, property and equipment, net	(152,101)	(140,545)	(97,312)
Purchases of available-for-sale securities	(99,990)	(20,000)	—
Maturity of available-for-sale securities	20,000	—	—
Franchise acquisitions	—	(5,668)	—
Net cash used in investing activities	(232,091)	(166,213)	(97,312)
Financing activities			
Net proceeds from sale of common stock	—	—	133,333
Costs of issuing common stock	—	—	(12,436)
Acquisition of treasury stock	(30,227)	—	—
Proceeds from McDonald's—tax sharing agreement	—	6,400	19,468
Proceeds from option exercises	471	3,863	2,752
Excess tax benefit on stock-based compensation	284	6,632	1,357
Proceeds from McDonald's—intercompany notes	—	—	2,248
Proceeds from deemed landlord financing	—	—	635
Payments on deemed landlord financing	(76)	(71)	(61)
Net cash (used in) / provided by financing activities	(29,548)	16,824	147,296
Net change in cash and cash equivalents	(63,132)	(2,466)	153,581
Cash and cash equivalents at beginning of year	151,176	153,642	61
Cash and cash equivalents at end of year	$ 88,044	$ 151,176	$153,642
Supplemental disclosures of cash flow information			
Income taxes paid	$ 37,568	$ 48,550	$ 26,316
(Increase)/decrease in purchases of leasehold improvements, property and equipment accrued in accounts payable	$ (375)	$ 1,752	$ (5,467)

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, unless otherwise specified)

1. Description of Business and Summary of Significant Accounting Policies

Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 33 states throughout the United States, the District of Columbia and Ontario, Canada. As of December 31, 2008 and 2007, the Company operated 837 and 704 restaurants, respectively. The Company manages its operations based on five regions and has aggregated its operations to one reportable segment and one reporting unit.

Initial Public Offering

In January 2006, the Company completed its offering of 6,061 shares of class A common stock, $0.01 par value, in its initial public offering at a per share price of $22.00 receiving net proceeds of approximately $120.9 million (the "initial public offering"). McDonald's Corporation ("McDonald's") sold an additional 3,000 shares, including the underwriters' over-allotment shares, in the initial public offering.

McDonald's Disposition

From 2000 to October 2006, McDonald's was the controlling shareholder of the Company's voting and economic interest. During 2006, through the initial public offering in January 2006, a secondary offering in May 2006 and a tax-free exchange offer in October 2006 (the "Disposition"), McDonald's disposed of its interest in the Company and no longer holds any voting or economic interest in the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. The Company sells gift cards which do not have an expiration date and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and the Company determines that there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon company specific historical redemption patterns. The Company completed its analysis of unredeemed electronic gift card liabilities during the quarter ended December 31, 2008 and recognized $2,263 ($1,387 net of tax, or $0.04 per diluted share) to revenue as a one-time cumulative adjustment. Gift card breakage will be recognized in revenue as the gift cards are used. Gift card breakage is included in total revenue in the consolidated statement of income.

Fees from franchised restaurants included continuing rent and service fees, initial fees and royalties. Continuing fees and royalties were recognized in the period earned. Initial fees were recognized upon opening a restaurant, which is when the Company performed substantially all initial services required by the franchise arrangement. The Company purchased its eight franchised restaurants in 2007 and there are no longer any Company franchised restaurants.

The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of tenant improvement receivables, credit card receivables, and miscellaneous receivables. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. The Company has no minimum purchase commitments with its vendors. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, and tortillas) are purchased from a small number of suppliers.

Available-for-Sale Securities

Investments classified as available-for-sale securities are carried at fair market value based on quoted market prices in active markets for identical securities with unrealized gains and losses, net of tax, included as a component of other comprehensive income. The Company recognizes impairment charges on available-for-sale securities in the consolidated statement of income when management believes the decline in the investment value is other-than-temporary. No impairment charges were recognized during the years ended December 31, 2008, 2007 and 2006. The available-for-sale securities held at December 31, 2008 consist of U.S. Treasuries and mature in February 2009.

Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment are stated at cost. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized and were $6,740, $7,083, and $5,849 for the years ended December 31, 2008, 2007 and 2006, respectively. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings.

The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill resulted from McDonald's purchases of the Company and the Company's acquisitions of franchises. Goodwill determined to have an indefinite life is not subject to amortization, but instead is tested for impairment at least annually in accordance with the provision of Financial Accounting Standards Board ("FASB") Standard No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). In accordance with FAS 142, the Company is required to make any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized for the years ended December 31, 2008, 2007 and 2006.

Other Assets

Other assets consist primarily of transferable liquor licenses which are carried at the lower of fair value or cost and a prepaid tax asset related to an intercompany transfer of international intellectual property.

Impairment of Long-Lived Assets

In accordance with FASB Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset* ("FAS 144"), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of reviewing restaurant assets for potential impairment, assets are grouped together at the market level. The Company manages its restaurants as a group with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2008, 2007, and 2006, an aggregate impairment charge of $822, $187, and $693, respectively, was recognized in loss on disposition of assets in the consolidated statement of income. The impairment charges resulted from restaurant closures due to city or landlord long-term construction or redevelopment projects, poor site performance and structural damage. Fair value of the restaurants was determined using the expected cash flows method of anticipated cash flows through the estimated date of closure.

Fair Value of Financial Instruments

The carrying value of the Company's financial assets and liabilities, because of their short-term nature, approximates fair value.

Income Taxes

The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in provision for income taxes in the consolidated statement of income.

Prior to the completion of the Company's initial public offering, its results of operations were included in the consolidated federal and state income tax returns of McDonald's. Upon the completion of the Company's initial public offering in January 2006, it exited the consolidated tax group for federal and certain state income tax purposes. Upon completion of the Disposition in October 2006, the Company exited the McDonald's consolidated tax group for the remaining state returns. During the period the Company was included in McDonald's consolidated tax returns, the provision for income taxes was calculated on a separate income tax return basis.

Restaurant Pre-Opening Costs

Pre-opening costs, including rent, wages, benefits and travel for the training and opening teams, food and other restaurant operating costs, are expensed as incurred prior to a restaurant opening for business.

Insurance Liability

The Company maintains various insurance policies for workers' compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted.

Advertising Costs

Advertising is expensed as incurred and aggregated $22,053, $18,629 and $13,918 for the years ended December 31, 2008, 2007 and 2006, respectively.

Rent

Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Pre-opening rent is included in pre-opening costs in the consolidated income statement. For the years ended December 31, 2008, 2007, and 2006, $7,088, $5,363, and $3,793 of pre-opening rent was included in pre-opening costs, respectively. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

The Company implemented lease management software to perform the calculation of straight-line rent expense and deferred rent. During the implementation, the Company identified certain adjustments related to its historical straight-line lease calculations, which were not recognized in its 2005 and prior period consolidated financial statements. The $2,583 error ($1,583 net of tax, or $0.05 on diluted earnings per share) resulted in the understatement of occupancy costs over multiple years prior to 2006 and deferred rent. The Company has determined the misstatement was not material to its financial condition or results of operations for any one year or to the current year and therefore recorded the adjustment in the fourth quarter of 2008. As the correction related solely to accounting treatment, it did not effect the Company's historical or future cash flows or the timing of payments under the related leases.

Annual Report

Foreign Currency Translation

The Company's international operations generally use its local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, available-for-sale securities, and accounts receivables. The Company invests its cash and cash equivalents with financial institutions consistent with its investment policy. The Company's cash and securities balances may exceed federally insured limits. Credit card transactions at our restaurant are processed by one service provider. Concentration of credit risk related to accounts receivables are limited, as the Company's receivables are primarily with its landlords for the reimbursements of tenant improvements.

Adoption of New Accounting Standard

Effective January 1, 2008, the Company adopted FASB Standard No. 157, *Fair Value Measurements,* ("FAS 157"). FAS 157 defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosure about fair value measurements. FAS 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The adoption of FAS 157 did not have an impact on the Company's consolidated financial statements.

2. Supplemental Financial Information

Leasehold improvements, property and equipment were as follows:

	December 31	
	2008	2007
Land	$ 8,215	$ 8,215
Leasehold improvements and buildings	589,283	489,760
Furniture and fixtures	63,100	52,300
Equipment	116,763	95,651
	777,361	645,926
Accumulated depreciation	(191,462)	(150,996)
	$ 585,899	$ 494,930

Accrued liabilities were as follows:

	December 31	
	2008	2007
Gift card liability	$ 8,013	$ 9,042
Sales tax payable	6,842	5,645
Other accrued expenses	13,492	12,448
	$28,347	$27,135

3. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Years ended December 31		
	2008	2007	2006
Current tax:			
U.S. Federal	$29,291	$38,916	$24,590
U.S. State	6,512	7,547	4,099
Foreign	(53)	—	—
	35,750	46,463	28,689
Deferred tax:			
U.S. Federal	12,513	(3,273)	(2,263)
U.S. State	688	(272)	406
Foreign	(36)	—	—
	13,165	(3,545)	(1,857)
Valuation allowance	89	521	—
Total provision for income taxes	$49,004	$43,439	$26,832

The effective tax rate differs from the statutory tax rates as follows:

	Years ended December 31		
	2008	2007	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	3.7	4.2	4.3
Meals and entertainment	0.3	0.3	0.2
Tax-exempt interest income	(0.5)	(1.5)	(0.2)
Other	(0.1)	(0.3)	—
Valuation allowance	0.1	0.4	—
Effective income tax rates	38.5%	38.1%	39.3%

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31,	
	2008	2007
Long-term deferred income tax liability:		
Leasehold improvements, property and equipment	$61,215	$38,805
Goodwill and other assets	641	330
Total long-term deferred income tax liability	61,856	39,135
Long-term deferred income tax asset:		
Deferred rent	21,560	16,645
Gift card liability	70	452
Capitalized transaction costs	503	521
Stock-based compensation and other employee benefits	10,292	5,555
Foreign net operating loss carry-forwards	53	—
Valuation allowance	(485)	(521)
Total long-term deferred income tax asset	31,993	22,652
Net long-term deferred income tax liability	29,863	16,483
Current deferred income tax liability:		
Prepaid assets and other	1,021	596
Total current deferred income tax liability	1,021	596
Current deferred income tax asset:		
Allowances, reserves and other	3,601	2,683
Stock-based compensation and other employee benefits	85	344
Valuation allowance	(108)	—
Total current deferred income tax asset	3,578	3,027
Net current deferred income tax asset	2,557	2,431
Total deferred income tax liability	$27,306	$14,052

As of December 31, 2008 and 2007 the Company had no unrecognized tax benefits. There was no change in the amount of unrecognized tax benefits as a result of tax positions taken during the year or in prior periods or due to settlements with taxing authorities or lapses of applicable statute of limitations. The Company is open to federal and state tax audits until the applicable statute of limitations expire. Tax audits by their very nature are often complex and can require several years to complete. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2006. For the majority of states where the Company has a significant presence, it is no longer subject to tax examinations by tax authorities for tax years before 2005. The Company's foreign net operating losses can be carried over to 2028.

At the consummation of the Company's initial public offering, the Company exited McDonald's consolidated tax group for federal and some state tax purposes. At the consummation of the Disposition, the Company exited McDonald's consolidated tax group for the remaining states. Due to the exit from McDonald's consolidated federal tax group, the Company eliminated the deferred tax asset related to the post-acquisition net operating loss carry-forwards of $32,859 and alternative minimum tax credits of $918 through equity. As a result, the Company converted to a net long-term deferred tax liability position. There were no other significant changes to the Company's deferred tax balances as a result of the tax deconsolidation.

4. Shareholders' Equity

The Company's restated certificate of incorporation authorizes the issuance of an aggregate 230,000 shares of common stock consisting of 30,000 shares of class B common stock with a $0.01 par value and 200,000 shares of class A common stock with a $0.01 par value. Prior to the Disposition, each share of class B common stock was convertible at the option of the shareholder into one share of class A common stock, and each share of class B common stock generally also converted into one share of class A common stock if a transfer of ownership occurred. Shares of class B common stock are no longer convertible beginning October 12, 2006. Shares of class B common stock participate equally in dividends with shares of class A common stock. Shares of class B and class A common stock generally vote as a single class of common stock. Shares of class B common stock have ten votes per share whereas class A common stock shares have one vote per share, except that for purposes of approving a merger or consolidation, a sale of substantially all property or dissolution, each share of both class A and class B will have only one vote.

During 2008, the Company's Board of Directors authorized the expenditure of up to $100 million to repurchase shares of class B common stock. The shares may be purchased from time to time in open market transactions, subject to market conditions. The Company repurchased 692 shares of its class B common stock for a total cost of $30,227 during 2008. The 692 shares are being held in treasury stock until such time as they are reissued or retired, at the discretion of the Board of Directors.

5. Stock Based Compensation

Effective with the Company's initial public offering the Company adopted the Chipotle Mexican Grill, Inc. 2006 Incentive Plan. An amended and restated plan (the "Plan") was approved at the Company's annual meeting of shareholders on May 21, 2008. Under the Plan, 4,450 shares of class A common stock have been authorized and reserved for issuances to eligible employees, of which 2,849 represent shares that were authorized for issuance, but not issued under the Plan at December 31, 2008. The Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted, to determine the type of awards and when the awards are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for stock awards granted under the Plan cannot be less than fair market value at the date of grant.

Compensation expense on options and stock only stock appreciation rights ("SAR") is generally recognized equally over the three year vesting period. Compensation expense related to employees eligible to retire and retain full rights to the awards is recognized over six months which coincides with the notice period. Compensation expense on performance shares is generally recognized over the longer of the estimated performance goal attainment period or time vesting period. Compensation expense is recognized on a straight-line basis for each separate vesting portion. Stock-based compensation, including options, SARs and stock awards, was $11,976 ($7,344 net of tax) in 2008, $8,136 ($4,955 net of tax) in 2007 and $5,293 ($3,218 net of tax) in 2006. During the year ended December 31, 2006, stock-based compensation expense included $1,115 from the acceleration of vesting on 49 options upon the termination of two employees. For the years ended December 31, 2008, 2007 and 2006, $602, $335 and $100 of stock-based compensation was recognized as capitalized development and is included in leasehold improvements, property and equipment in the consolidated balance sheet.

The tables below summarize the option and SAR activity under the Plan (in thousands, except years and per share data):

	2008		2007		2006	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	965	$ 33.87	940	$21.26	374	$18.67
Granted	332	$102.67	275	$63.89	774	$22.00
Exercised	(22)	$ 21.21	(207)	$18.68	(150)	$18.33
Forfeited	(61)	$ 42.96	(43)	$23.15	(58)	$22.01
Outstanding, end of year	1,214	$ 52.49	965	$33.87	940	$21.26

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years of Contractual Life	Aggregate Instrinsic Value
Outstanding as of December 31, 2008	1,214	$52.49	4.8	$25,110
Vested and expected to vest as of December 31, 2008[(1)]	1,208	$52.30	4.8	$25,110
Exercisable as of December 31, 2008	45	$34.50	3.0	$ 1,408

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

Generally, the options and SARs vest over three years and expire after seven years. The total intrinsic value of options and SARs exercised during the years ended December 31 2008, 2007 and 2006 was $893, $17,749 and $4,947. Unearned compensation as of December 31, 2008 was $7,364 for options and SAR awards. The remaining vesting period as of December 31, 2008 for unvested options and SAR awards was generally between 0.1 and 2.2 years.

A summary of non-vested stock award activity under the Plan is as follows (in thousands, except per share data):

	2008		2007	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Outstanding, beginning of year	123	$64.75	—	
Granted	109	$87.36	123	$64.75
Forfeited	(3)	$99.19	—	
Outstanding, end of year	229	$75.06	123	$64.75

At December 31, 2008, 226 of the outstanding non-vested stock awards were subject to both service and performance conditions based on reaching specified cumulative operating income levels during certain timeframes. During 2008, the Company replaced 120 previously issued non-vested time-based stock awards with an equal number of performance-contingent restricted stock. The modification did not result in the recognition of any additional stock based-compensation. Unearned compensation as of December 31, 2008 was $9,073 for unvested stock awards. The remaining vesting period as of December 31, 2008 for unvested stock awards was generally between 0.3 and 2.6 years.

In 2005, the Company granted 153 shares of non-vested class B common stock with a grant date fair value of $19.50 per share (a related party contemporaneous valuation) which vested evenly over three years. The fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $5,124, $3,053 and $2,786.

During 2008, certain grants were made subject to shareholder approval. The value of grants subject to shareholder approval, were determined on the date of approval. The following table reflects the average assumptions utilized in the Black-Scholes option-pricing model to value stock options and SARs awards granted:

	2008	2007	2006
Risk-free interest rate	3.1%	4.7%	4.4%
Expected life (years)	4.8	5.0	5.0
Expected dividend yield	0.0%	0.0%	0.0%
Volatility	35%	35%	40.0%
Weighted Average Black-Scholes fair value per share at date of grant	$29.01	$24.80	$9.21

The risk-free interest rate is based upon U.S. Treasury Rates for instruments with similar terms. The expected life was derived utilizing the short-cut method allowed for a vanilla option grant under Staff Accounting Bulletin No. 107, in which the expected life is assumed to be the average of the vesting period and the contractual life of the option. The Company has not paid dividends to date and does not plan to pay dividends in the near future. The volatility assumptions were derived from the Company's actual and implied volatilities and historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to the Company.

6. Employee Benefit Plans

In October 2006, effective upon consummation of the Disposition, the Company adopted the Chipotle Mexican Grill 401(k) plan (the "401(k) plan"). Prior to October 2006, eligible Chipotle employees were participants of a 401(k) plan sponsored by McDonald's. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2008, 2007 and 2006, Company matching contributions totaled approximately $1,402, $1,234 and $1,070, respectively.

As a result of the Disposition, the Company adopted the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan (the "Deferred Plan") which covers eligible employees of the Company. The Deferred Plan is a non-qualified, unfunded plan that allows participants to make tax-deferred contributions that cannot be made under the 401(k) plan because of Internal Revenue Service limitations. Participants' earnings on contributions made to the Deferred Plan fluctuate with the actual earnings and losses of a variety of available investment choices selected by the participant. Total liabilities under the Deferred Plan as of December 31, 2008 and 2007 were $1,790 and $800, respectively, and are included in other long-term liabilities in the consolidated balance sheet. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed once the 401(k) contribution limits are reached. For the years ended December 31, 2008, 2007 and 2006, the Company made deferred compensation matches of $252, $137 and $25 respectively, to the Deferred Plan. Prior to October 2006, eligible Chipotle employees were participants of a deferred compensation plan sponsored by McDonald's.

7. Related-Party Transactions

Prior to the Disposition, the Company was a wholly-owned subsidiary of McDonald's. Transactions through the date of separation are considered related-party transactions and are discussed below.

The consolidated statement of income reflects charges from McDonald's of $8,667 for the year ended December 31, 2006. These charges primarily related to reimbursements of payroll and related expenses for certain McDonald's employees that performed services for the Company, insurance coverage, software maintenance agreements and non-income based taxes. The charges were specifically identifiable to the Company. The Company cannot estimate with any reasonable certainty what these charges would have been on a stand-alone basis. However, the Company feels that these charges are indicative of what it could have incurred on a stand-alone basis.

The Company leased office and restaurant space from McDonald's and its affiliates. Rent expense was $276 for such leases for the year ended December 31, 2006.

8. Leases

The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices.

Future minimum lease payments required under existing operating leases as of December 31, 2008 are as follows:

2009	$ 88,119
2010	88,527
2011	88,402
2012	88,933
2013	90,065
Thereafter	1,079,137
Total minimum lease payments	$1,523,183

Minimum lease payments have not been reduced by minimum sublease rentals of $3,516 due in the future under non-cancelable subleases.

Rental expense consists of the following:

	For the years ended December 31,		
	2008	**2007**	**2006**
Minimum rentals	$90,547	$70,375	$50,880
Contingent rentals	$ 1,602	$ 1,162	$ 955
Sublease rental income	$(1,201)	$(1,499)	$(3,365)

The Company has six sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The deemed landlord financing liability was $3,960 as of December 31, 2008. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows:

2009	$ 366
2010	373
2011	391
2012	394
2013	394
Thereafter	5,111
Total minimum lease payments	7,029
Less: Interest implicit in lease	(3,069)
Total deemed landlord financing	$ 3,960

9. Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share, diluted EPS, is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include potential common shares related to stock options, SARs and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Options to purchase 586 shares of common stock were excluded from the calculation of 2008 diluted EPS because they were anti-dilutive. In addition, 226 stock awards subject to performance conditions were excluded from the 2008 calculation of diluted EPS.

The following table sets forth the computations of basic and dilutive earnings per share:

	Year ended December 31,		
	2008	2007	2006
Net income	$78,202	$70,563	$41,423
Shares:			
Weighted average number of common shares outstanding	32,766	32,672	32,051
Dilutive stock options	341	397	319
Dilutive non-vested stock	39	77	95
Diluted weighted average number of common shares outstanding	33,146	33,146	32,465
Basic earnings per share	$ 2.39	$ 2.16	$ 1.29
Diluted earnings per share	$ 2.36	$ 2.13	$ 1.28

10. Commitments and Contingencies

Purchase Obligations

The Company enters into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements and orders submitted for equipment for restaurants under construction.

Letters of Credit

As of December 31, 2008, two letters of credit were issued for an aggregate amount of $6,312 which expire in November 2009.

Litigation

A lawsuit has been filed against the Company in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to its employees. The case seeks damages, penalties and attorney's fees on behalf of a purported class of the Company's present and former employees. The Company is currently investigating these claims, and although it has various defenses it is not possible at this time to reasonably estimate the outcome of or any potential liability from this case.

In the normal course of business, the Company is subject to other proceedings, lawsuits and claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2008. These matters could affect the operating results of any one quarter when resolved in future periods. Management does not believe that any monetary liability or financial impact to the Company as a result of these proceedings or claims will be material to the Company's annual consolidated financial statements. However, a significant increase in the number of these claims, or one or more successful claims resulting in greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operation or cash flows.

11. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

	2008			
	March 31	June 30	September 30	December 31
Revenue	$305,327	$340,754	$340,543	$345,344
Operating income	$ 26,793	$ 38,314	$ 31,058	$ 27,874
Net income	$ 17,284	$ 24,468	$ 19,477	$ 16,973
Basic earnings per share	$ 0.53	$ 0.74	$ 0.59	$ 0.52
Diluted earnings per share	$ 0.52	$ 0.74	$ 0.59	$ 0.52

	2007			
	March 31	June 30	September 30	December 31
Revenue	$236,095	$274,346	$286,431	$288,910
Operating income	$ 18,649	$ 30,682	$ 31,396	$ 27,456
Net income	$ 12,440	$ 19,981	$ 20,604	$ 17,538
Basic earnings per share	$ 0.38	$ 0.61	$ 0.63	$ 0.54
Diluted earnings per share	$ 0.38	$ 0.60	$ 0.62	$ 0.53

12. Subsequent Events

In February 2009, the Company entered into an unsecured revolving credit facility with Bank of America, N.A. with an initial principal amount of $25 million and an additional $25 million accordion feature. Borrowings under the credit facility will bear interest at a rate set, at the Company's option, at either (i) a rate equal to an adjusted LIBOR rate plus a margin ranging from 0.75% to 2.0% depending on a lease-adjusted leverage ratio, or (ii) a daily rate equal to (a) the highest of the federal funds rate plus 0.5%, the bank's published prime rate, and one-month LIBOR plus 1.0%, plus (b) a margin ranging from 0.0% to 1.0% depending on a lease-adjusted leverage ratio. The facility includes a commitment fee on the unused balance ranging from 0.25% to 0.5%, based on the lease-adjusted leverage ratio. Availability of borrowings under the facility requires that the Company be in compliance with specified covenants including a maximum lease-adjusted leverage ratio and a minimum fixed charge coverage ratio. The facility expires in February 2014, but can be terminated or decreased at the Company's option prior to expiration. The Company intends to use the credit facility, if at all, for letters of credit issued in the normal course of business and normal short-term working capital needs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Change in Internal Control over Financial Reporting

There were no changes during the year ended December 31, 2008 in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Chipotle Mexican Grill, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on the criteria established in Internal Control Integrated Framework.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited Chipotle Mexican Grill, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chipotle Mexican Grill, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chipotle Mexican Grill, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 19, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 19, 2009

ITEM 9B. OTHER INFORMATION

On February 18, 2009, we entered into an unsecured revolving credit facility with Bank of America, N.A. with an initial principal amount of $25 million and an additional $25 million accordion feature. Borrowings under the credit facility will bear interest at a rate set, at our option, at either (i) a rate equal to an adjusted LIBOR rate plus a margin ranging from 0.75% to 2.0% depending on a lease-adjusted leverage ratio, or (ii) a daily rate equal to (a) the highest of the federal funds rate plus 0.5%, the bank's published prime rate, and one-month LIBOR plus 1.0%, plus (b) a margin ranging from 0.0% to 1.0% depending on a lease-adjusted leverage ratio. The facility requires that we pay a commitment fee on the unused balance ranging from 0.25% to 0.5%, based on the lease-adjusted leverage ratio. Availability of borrowings under the facility requires that we be in compliance with specified covenants. The facility also includes customary events of default, including failure to repay amounts when due, failure to comply with covenants, representations and warranties made under the facility being incorrect or misleading when made, specified cross-defaults, bankruptcies or other insolvency events, entry of material judgments against us, or changing in control of us. Domestic subsidiaries that are not borrowers under the facility are guarantors of the borrowers' obligations. The Credit Agreement for this facility is filed as an exhibit to this Annual Report on Form 10-K.

On February 16, 2009, the Compensation Committee of our Board of Directors approved adjustments to the base salaries of our executive officers, including setting 2009 base salaries of $1,100,000 for Steve Ells, our Chairman and co-Chief Executive Officer, $850,000 for Monty Moran, our co-Chief Executive Officer and $470,000 for Jack Hartung, our Chief Financial Officer. In addition, the Committee set 2009 target bonus levels for the executive officers, generally consistent with the target bonuses in past years. The target bonus for Mr. Moran was increased, in recognition of his promotion to co-Chief Executive Officer, to 100% of base salary.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference from the definitive proxy statement for our 2009 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2008.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the definitive proxy statement for our 2009 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the definitive proxy statement for our 2009 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Incorporated by reference from the definitive proxy statement for our 2009 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2008.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from the definitive proxy statement for our 2009 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. All Financial statements

Consolidated financial statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

2. Financial statement schedules

No schedules are required because either the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPOTLE MEXICAN GRILL, INC.

By: /s/ JOHN R. HARTUNG
Name: **John R. Hartung**
Title: **Chief Financial Officer**

Date: February 19, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date	Title
/s/ STEVE ELLS **Steve Ells**	February 19, 2009	Co-Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ MONTGOMERY F. MORAN **Montgomery F. Moran**	February 19, 2009	Co-Chief Executive Officer (principal executive officer)
/s/ JOHN R. HARTUNG **John R. Hartung**	February 19, 2009	Chief Financial Officer (principal financial officer)
/s/ ROBIN S. ANDERSON **Robin S. Anderson**	February 19, 2009	Executive Director and Controller (principal accounting officer)
/s/ ALBERT S. BALDOCCHI **Albert S. Baldocchi**	February 19, 2009	Director
/s/ JOHN S. CHARLESWORTH **John S. Charlesworth**	February 19, 2009	Director
/s/ NEIL W. FLANZRAICH **Neil W. Flanzraich**	February 19, 2009	Director
/s/ PATRICK J. FLYNN **Patrick J. Flynn**	February 19, 2009	Director
/s/ DARLENE J. FRIEDMAN **Darlene J. Friedman**	February 19, 2009	Director

Chipotle Mexican Grill, Inc
1401 Wynkoop Street, Suite 500
Denver, CO 80202

April 2, 2009

DEAR SHAREHOLDER:

You are cordially invited to attend the annual meeting of shareholders of Chipotle Mexican Grill, Inc., which will be held on May 21, 2009 at 8:00 a.m. local time at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado. Details of the business to be conducted at the annual meeting are given in the notice of meeting and proxy statement that follow.

Please vote promptly by following the instructions in this proxy statement or in the Notice of Internet Availability of Proxy Materials that was mailed to you.

Sincerely,

/s/ Steve Ells

Chairman of the Board and Co-Chief Executive Officer

NOTICE OF MEETING

The 2009 annual meeting of shareholders of Chipotle Mexican Grill, Inc. will be held on May 21, 2009 at 8:00 a.m. local time at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado, 80202. Shareholders will consider and take action on the following matters:

1. Election of the two directors named in this proxy statement, Steve Ells and Patrick J. Flynn, each to serve a three-year term (Proposal A);
2. Ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm for the 2009 fiscal year (Proposal B); and
3. Such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Information with respect to the above matters is set forth in the proxy statement that accompanies this notice.

The record date for the meeting has been fixed by the Board of Directors as the close of business on March 27, 2009. Shareholders of record at that time are entitled to vote at the meeting.

By order of the Board of Directors

/s/ Monty Moran
Co-Chief Executive Officer, Secretary and Director

April 2, 2009

Please execute your vote promptly by following the instructions included on the Notice of Availability of Proxy Materials that was mailed to you.

CHIPOTLE MEXICAN GRILL, INC.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Chipotle Mexican Grill, Inc. to be held on Thursday, May 21, 2009, beginning at 8:00 a.m. at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado. This proxy statement was prepared under the direction of the company's Board of Directors to solicit your proxy for use at the annual meeting. It will be made available to shareholders on or about April 2, 2009.

Who is entitled to vote and how many votes do I have?

If you were a shareholder of record of our Class A common stock or our Class B common stock on March 27, 2009, you are entitled to vote at the annual meeting, or at any postponement or adjournment of the annual meeting. On each matter to be voted on, you may cast one vote for each share of Class A common stock you hold and ten votes for each share of Class B common stock you hold. As of March 27, 2009 there were 14,643,749 shares of Class A common stock and 17,314,890 shares of Class B common stock outstanding and entitled to vote.

What am I voting on?

You will be asked to vote on two proposals:

Proposal A – Election of two directors: Steve Ells and Patrick J. Flynn

Proposal B – Ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm for fiscal 2009

The Board of Directors is not aware of any other matters to be presented for action at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends a vote **FOR** each proposal.

How do I vote?

If you hold your shares through a broker, bank, or other nominee in "street name," you need to submit voting instructions to your broker, bank or other nominee in order to cast your vote. In most instances, you can do this over the Internet, or if you have received or request a hard copy of this proxy statement and accompanying form of proxy you may mark, sign, date and mail your proxy card in the postage-paid envelope provided. The Notice of Internet Availability of Proxy Materials that was mailed to you has specific instructions for how to submit your vote. Your vote is revocable by following the procedures outlined in this proxy statement. However, since you are not a shareholder of record you may not vote your shares in person at the meeting without obtaining authorization from your broker, bank or other nominee.

If you are a shareholder of record, you can vote your shares over the Internet as described in the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you have received or request a hard copy of this proxy statement and accompanying form of proxy card you may vote by telephone as described on the proxy card, or by mail by marking, signing, dating and mailing your proxy card in the postage-paid envelope provided. Your designation of a proxy is revocable by following the procedures outlined in this proxy statement. The method by which you vote will not limit your right to vote in person at the annual meeting.

If you receive hard copy materials and sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors.

Will my shares held in street name be voted if I do not provide my proxy?

If you hold your shares through a brokerage firm your shares might be voted even if you do not provide the firm with voting instructions. Under the rules of the New York Stock Exchange, or NYSE, on "routine" matters brokerage firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. The election of directors and the proposal to ratify the appointment of our independent registered public accounting firm are considered routine matters for this purpose, assuming that no shareholder contest arises as to either of these matters.

Can I Change My Vote?

You can change your vote or revoke your proxy at any time before it is voted at the annual meeting by:

- re-submitting your vote on the Internet;
- if you are a shareholder of record, by sending a written notice of revocation to our corporate Secretary at our principal offices, 1401 Wynkoop Street, Suite 500, Denver, CO 80202; or
- if you are a shareholder of record, by attending the annual meeting and voting in person.

Attendance at the annual meeting will not by itself revoke your proxy. If you hold shares in street name and wish to cast your vote in person at the meeting, you must contact your broker, bank or other nominee to obtain authorization to vote.

What constitutes a quorum?

A quorum is necessary to conduct business at the annual meeting. At any meeting of our shareholders, the holders of a majority in voting power of our outstanding shares of capital stock entitled to vote at the meeting, present in person or by proxy, constitutes a quorum for all purposes. You are part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other nominee who holds shares for another does not vote on a particular item because the nominee has not received instructions from the owner of the shares and does not have discretionary voting authority for that item.

What vote is required to approve each proposal?

Proposal A – The two nominees for director receiving the highest number of votes cast in person or by proxy at the annual meeting will be elected. If you mark your proxy to "withhold" your vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee.

Proposal B – Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2009 requires the affirmative vote of a majority of the votes cast at the annual meeting in order to be approved. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of this proposal.

How is this proxy statement being delivered?

We have elected to deliver our proxy materials electronically over the Internet as permitted by rules of the Securities and Exchange Commission, or SEC. Accordingly we are distributing, to our shareholders of record and beneficial owners at the close of business on March 27, 2009, a Notice of Internet Availability of Proxy Materials. On the date of distribution of the Notice of Internet Availability of Proxy Materials, all shareholders and beneficial owners will have the ability to access all of the proxy materials at the URL address included in the Notice of Internet Availability of Proxy Materials. These proxy materials are also available free of charge upon request at 1-800-579-1639, or by e-mail at *sendmaterial@proxyvote.com*, or by writing to Chipotle Mexican Grill, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Requests by e-mail or in writing should include the 12-digit control number included on the Notice of Internet Availability of Proxy Materials you received.

If you would like to receive the Notice of Internet Availability of Proxy Materials via e-mail rather than regular mail in future years, please follow the instructions on the Notice of Internet Availability of Proxy Materials, or by enrolling on the Investors page of our web site at *www.chipotle.com*. Delivering future notices by e-mail will help us reduce the cost and environmental impact of our annual meeting.

Who is bearing the cost of this proxy solicitation?

We will bear the cost of preparing, assembling and mailing the Notice of Internet Availability of Proxy Materials; of making these proxy materials available on the Internet and providing hard copies of the materials to shareholders who request them; and of reimbursing brokers, nominees, fiduciaries and other custodians for the out-of-pocket and clerical expenses of transmitting copies of the Notice of Internet Availability of Proxy Materials and the proxy materials themselves to the beneficial owners of the shares. A few of our officers and employees may participate in the solicitation of proxies, without additional compensation, by telephone, e-mail or other electronic means or in person.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information as of March 27, 2009, as to the beneficial ownership of shares of each class of our common stock by:

- each person (or group of affiliated persons) known to us to beneficially own more than 5 percent of either class of our common stock;
- each of the executive officers listed in the Summary Compensation Table appearing later in this proxy statement;
- each of our directors; and
- all of our current executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under SEC rules and generally includes voting or investment power over shares. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of beneficial ownership shown in the following tables is based on 14,643,749 outstanding shares of Class A common stock and 17,314,890 outstanding shares of Class B common stock as of March 27, 2009. For purposes of calculating each person's or group's percentage ownership, shares of Class A common stock issuable pursuant to stock options or stock appreciation rights exercisable within 60 days after March 27, 2009, are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Name of Shareholder	Class A Common Stock	Percentage of Class	Class B Common Stock	Percentage of Class	Total Voting Percentage Owned	Total Equity Percentage Owned
Beneficial holders of 5% or more of either class of common stock						
Barclays Global Investors, NA (1)	1,298,399	8.87%	—	—	—	4.06%
Capital World Investors (2)	1,774,030	12.11%	2,257,000	13.04%	12.96%	12.61%
FMR Corp. (3)	2,765,150	18.88%	1,347,215	7.78%	8.65%	12.87%
Hussman Econometrics Advisors, Inc. (4)	750,000	5.12%	—	—	—	2.35%
Pequot Capital Management, Inc. (5)	—	—	1,048,300	6.05%	5.58%	3.28%
T. Rowe Price Associates, Inc. (6)	—	—	3,026,950	17.48%	16.12%	9.47%
Tremblant Capital Group (7)	—	—	1,052,735	6.08%	5.61%	3.29%
William Blair & Company, LLC (8)	1,226,674	8.38%	—	—	—	3.84%
Directors and executive officers						
Steve Ells (9)(10)	205,100	1.39%	403,250	2.33%	2.26%	1.89%
John Hartung (11)	103,000	*	229	*	*	*
Montgomery Moran (10)(12)	117,803	*	153,333	*	*	*
Bob Blessing (13)	28,000	*	—	—	*	*
Rex Jones (14)	30,513	*	4,000	*	*	*
Mark Crumpacker	5,330	*	—	—	*	*
Albert Baldocchi (10)(15)	24,579	*	162,841	*	*	*
John Charlesworth	15,579	*	—	—	*	*
Neil Flanzraich	1,071	*	—	—	*	*
Patrick Flynn	29,579	*	—	—	*	*
Darlene Friedman (10)(16)	1,579	*	9,000	*	*	*
All D&O's as a group (11 people) (17)	562,133	3.76%	732,653	4.23%	4.20%	4.01%

* Less than one percent (1 percent)

(1) Based solely on a report on Schedule 13G filed on February 5, 2009. The address of Barclays Global Investors, NA is 400 Howard Street, San Francisco, California 94105.

(2) Based solely on reports on Schedule 13G/A filed on February 13, 2009. The address of Capital World Investors is 333 South Hope Street, Los Angeles, California 90071.

(3) Based solely on a report on Schedule 13G/A filed on February 17, 2009. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Based solely on a report on Schedule 13G filed on January 14, 2009. The address of Hussman Econometrics Advisors, Inc. is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(5) Based solely on a report on Schedule 13G/A filed on February 24, 2009. The address of Pequot Capital Management, Inc. is 500 Nyala Farm Road, Westport, Connecticut 06880.

(6) Based solely on a report on Schedule 13G/A filed on February 11, 2009. Shares of Class B common stock beneficially owned by T. Rowe Price Associates, Inc. (Price Associates) are owned by various individual and institutional investors including T. Rowe Price Mid-Cap Growth Fund, Inc. (which owns 1,900,000 shares, representing 10.97 percent of the shares of Class B common stock outstanding), which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(7) Based solely on a report on Schedule 13G filed on February 9, 2009. The address of Tremblant Capital Group is 767 Fifth Avenue, New York, New York 10153.

(8) Based solely on a report on Schedule 13G filed on January 12, 2009. The address of William Blair & Company, LLC is 222 W. Adams, Chicago, Illinois 60606.

(9) Shares of Class A common stock beneficially owned by Mr. Ells include: 55,000 shares of performance-contingent restricted stock subject to forfeiture, the vesting of which is subject to satisfaction of specified performance criteria and which Mr. Ells has the right to vote; and 150,000 shares underlying vested stock options.

(10) Shares of Class B common stock reflected as beneficially owned by Mr. Ells, Mr. Moran, Mr. Baldocchi and Ms. Friedman are entitled to piggyback registration rights.

(11) Shares of Class A common stock beneficially owned by Mr. Moran include: 30,000 shares of performance-contingent restricted stock subject to forfeiture, the vesting of which is subject to satisfaction of specified performance criteria and which Mr. Moran has the right to vote; and 150,000 shares underlying vested stock options.

(12) Shares of Class A common stock beneficially owned by Mr. Hartung include: 20,600 shares jointly owned by Mr. Hartung and his spouse; 20,000 shares of performance-contingent restricted stock subject to forfeiture, the vesting of which is subject to satisfaction of specified performance criteria and which Mr. Hartung has the right to vote; and 48,000 shares underlying vested stock options. Shares of Class B common stock beneficially owned by Mr. Hartung include 81 shares jointly owned by Mr. Hartung and his spouse and 148 shares beneficially owned by his minor children. Mr. Hartung disclaims beneficial ownership of the shares beneficially owned by his children.

(13) Shares of Class A common stock beneficially owned by Mr. Wilner include: 15,000 shares of performance-contingent restricted stock subject to forfeiture, the vesting of which is subject to satisfaction of specified performance criteria and which Mr. Wilner has the right to vote; and 40,000 shares underlying vested stock options.

(14) Shares of Class A common stock beneficially owned by Mr. Blessing include 20,000 shares underlying vested stock options.

(15) Shares of Class A common stock beneficially owned by Mr. Jones include: 20,333 shares underlying vested stock options; and 4,545 shares held by a revocable trust of which Mr. Jones is a co-trustee.

(16) Shares of Class B common stock beneficially owned by Mr. Baldocchi include 140,623 shares owned jointly by Mr. Baldocchi and his spouse. The shares beneficially owned by Mr. Baldocchi are pledged as collateral to secure a personal line of credit.

(17) Shares of Class B common stock beneficially owned by Ms. Friedman are held by a revocable trust of which Ms. Friedman is a co-trustee.

(18) See Notes (9) through (12) and (14) through (17).

PROPOSAL A

ELECTION OF TWO DIRECTORS

Our Board of Directors has seven members divided into three classes. Each director serves a three year term and will continue in office until a successor has been elected and qualified, subject to the director's earlier resignation, retirement or removal from office. The current term of office of our Class I directors will end at this year's annual meeting of shareholders. The current term of office of our Class II directors will end at the annual meeting in 2010 and the term of our Class III directors will end at the annual meeting in 2011.

Steve Ells and Patrick J. Flynn are currently serving as Class I directors and are the nominees for election as directors to serve for a three year term expiring at the 2012 annual meeting of shareholders. Both of the nominees were nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee, and have consented to serve if elected. If either nominee is unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote for other candidates in accordance with their judgment. We are not aware of any reason why the nominees would not be able to serve if elected.

The two nominees receiving a plurality of votes cast at the meeting will be elected as Class I directors. Abstentions, withheld votes and broker non-votes will not be treated as a vote for or against any particular director and will not affect the outcome of the election of directors.

The Board of Directors unanimously recommends a vote FOR the election of Messrs. Ells and Flynn as Class I directors.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Biographical Information

The following is biographical information about each of the two nominees and each current director. The respective current terms of all directors expire on the dates set forth below or until their successors are elected and have qualified.

Class I directors whose terms expire at the 2009 annual meeting of shareholders and who are nominees for terms expiring at the 2012 annual meeting		Age	Director Since
Steve Ells	Mr. Ells founded Chipotle in 1993. He is Co-Chief Executive Officer and was appointed Chairman of the Board in 2005, and has served as a director since 1996. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. He is a member of the board of directors of The Land Institute. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history, and is also a 1990 Culinary Institute of America graduate.	43	1996
Patrick J. Flynn	Mr. Flynn has been retired since January 2, 2001. Prior to retiring, Mr. Flynn spent 39 years at McDonald's Corporation where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions.	66	1998

Class II directors whose terms expire at the 2010 annual meeting of shareholders		Age	Director Since
Albert S. Baldocchi	Mr. Baldocchi has been self-employed since 2000 as a financial consultant and strategic advisor for a variety of privately-held companies with a specialization in multi-unit restaurant companies. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.	55	1997
Neil W. Flanzraich	Mr. Flanzraich has been a private investor since February 2006. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman LLP, a law firm, and from 1991 to 1995, Mr. Flanzraich served as Senior Vice President and a member of the Corporate Operating Committee of Syntex Corporation, an international pharmaceutical company. He is also a director of Continucare Corporation (Amex:CNU), Equity One Inc. (NYSE:EQY), Javelin Pharmaceuticals, Inc. (Amex:JAV), and BELLUS Health Inc. (TSX:BLUS). Mr. Flanzraich received an A.B. from Harvard College (phi beta kappa, magna cum laude) and a J.D. from Harvard Law School (magna cum laude).	65	2007
Darlene J. Friedman	Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex Corporation, Ms. Friedman was a member of the corporate executive committee and the management committee. Ms. Friedman holds a Bachelor of Arts degree in psychology from the University of California at Berkeley and an MBA from the University of Colorado.	66	1995

Class III directors whose terms expire at the 2011 annual meeting of shareholders		Age	Director Since
John S. Charlesworth	Mr. Charlesworth has served as a director of Chipotle since 1999. He is currently the sole owner/member of Hunt Business Enterprises LLC and EZ Street LLC. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years, most recently as president of its midwestern division from July 1997 to December 2000. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.	62	1999
Montgomery F. (Monty) Moran	Mr. Moran is our Co-Chief Executive Officer. He was appointed to this position on January 1, 2009, after serving as President and Chief Operating Officer since March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a J.D. from Pepperdine University.	42	2006

The Board of Directors held seven meetings in 2008 and acted by written consent three times. All directors attended at least 75 percent of the meetings of the Board and of committees of which they were members during 2008. The Board has requested that each member of the Board attend our annual shareholder meetings absent extenuating circumstances, and all directors attended the 2008 annual meeting of shareholders.

A Majority of our Board Members are Independent

Our Board of Directors, under direction of the Nominating and Corporate Governance Committee, reviews the independence of our directors to determine whether any relationships, transactions or arrangements involving any director or any family member or affiliate of a director may be deemed to compromise the director's independence from us, including under the independence standards contained in the rules of the New York Stock Exchange. Based on that review, in February 2009 the Board determined that none of our directors have any relationships, transactions or arrangements that would compromise their independence, except Messrs. Ells and Moran, our Co-Chief Executive Officers. In particular, the Board determined that the registration rights granted to Mr. Baldocchi and Ms. Friedman, as described below under "Certain Relationships and Related Party Transactions," do not constitute a material relationship that would create material conflicts of interest or otherwise compromise the independence of Mr. Baldocchi or Ms. Friedman in attending to their duties as directors. Accordingly, the Board concluded that each director other than Messrs. Ells and Moran qualifies as an independent director.

Committees of the Board

Our Board of Directors has three standing committees: (1) the Audit Committee, (2) the Compensation Committee, and (3) the Nominating and Corporate Governance Committee, each composed entirely of persons the Board has determined to be independent as described above, and for members of the Audit Committee, under the definition included in SEC Rule 10A-3(b)(1). Each committee operates pursuant to a written charter adopted by our Board of Directors which sets forth the committee's role and responsibilities and provides for an annual evaluation of its performance. The charters of all three standing committees are available on the Investors page of our corporate website at *www.chipotle.com* under the Corporate Governance link, and will be provided to any shareholder without charge upon the shareholder's written request to our corporate Secretary.

Audit Committee

In accordance with its charter, the Audit Committee acts to (a) oversee the integrity of our financial statements, system of internal controls, risk management and compliance with legal and regulatory requirements, and (b) provide an open avenue of communication among our independent auditors, accountants, internal audit and financial management. The committee's responsibilities include review of the qualifications, independence and performance of the independent auditors, who report directly to the Audit Committee. The committee retains, determines the compensation of, evaluates, and when appropriate replaces our independent auditors and pre-approves audit and permitted non-audit services provided by our independent auditors. The Audit Committee has adopted the "Policy Relating to Pre-Approval of Audit and Permitted Non-Audit Services" under which audit and non-audit services to be provided to us by our independent auditors are pre-approved. This policy is summarized on page 18 of this proxy statement.

The Audit Committee is required to establish procedures to handle complaints received regarding our accounting, internal controls or auditing matters. It is also required to ensure the confidentiality of employees who have provided information or expressed concern regarding questionable accounting or auditing practices. The Audit Committee may retain independent advisors at our expense that it considers necessary for the completion of its duties.

The Audit Committee held ten meetings in 2008 and acted by written consent one time. The members of the Audit Committee are Messrs. Baldocchi (Chairperson), Charlesworth and Flanzraich. Our Board of Directors has determined that all of the Audit Committee members meet the enhanced independence requirements required of audit committee members by regulations of the SEC, and are financially literate as defined in the listing standards of the NYSE. The Board has further determined that Mr. Baldocchi qualifies as an "Audit Committee Financial Expert" as defined in SEC regulations.

No member of the Audit Committee served on more than three audit or similar committees of publicly held companies, including Chipotle, in 2008. A report of the Audit Committee is found under the heading "Audit Committee Report" on page 17.

Compensation Committee

The Compensation Committee oversees our executive compensation policies and programs. In accordance with its charter, the committee has in past years determined the compensation level of our Chairman and Chief Executive Officer based on an evaluation of his performance, and has also approved the compensation level of our other executive officers following an evaluation of their performance and recommendation by the Chief Executive Officer. Beginning in 2009, the committee has determined the compensation level of each of our Co-Chief Executive Officers, and the Co-Chief Executive Officers have jointly evaluated and made recommendations to the committee regarding the compensation of each other executive officer. The manner in which the committee makes determinations as to the compensation of our executive officers is described in more detail below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Overview of Executive Compensation Determinations."

The Compensation Committee charter also grants the committee the authority to: review and make recommendations to the Board with respect to the establishment of any new incentive compensation and equity-based plans; review and approve the terms of written employment agreements and post-service arrangements for executive officers; review our compensation programs generally to confirm that those plans provide reasonable benefits to us; recommend compensation to be paid to our outside directors; review disclosures to be filed with the SEC and distributed to our shareholders regarding executive compensation and recommend to the Board the filing of such disclosures; assist the Board with its functions relating to our compensation and benefits programs generally; and other administrative matters with regard to our compensation programs and policies. The committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the committee, except where such delegation is not allowed by legal or regulatory requirements.

The Compensation Committee has also been appointed by the Board to administer our Amended and Restated 2006 Stock Incentive Plan, and makes awards under the plan as described below under "Compensation Discussion and Analysis—Components of Compensation—Long-Term Incentives." The committee has in past years delegated its authority under the plan to our executive officers to make grants to non-executive officer level employees, within limitations specified by the committee in its delegation of authority. The committee has not delegated authority to make grants under the plan during 2009.

The Compensation Committee retains outside executive compensation consulting firms to provide the committee with advice regarding compensation matters and to conduct an annual review of our executive compensation programs. For 2008 the committee worked with Compensation Strategies, Inc. on executive compensation matters. Compensation Strategies also occasionally works with our senior human resources staff to provide us with advice on the design of our company-wide compensation programs and policies and other matters relating to compensation, in addition to working with the committee on executive compensation matters. Substantially all of the fees paid to Compensation Strategies during 2008 were in connection with the firm's work with the committee on executive compensation. Compensation Strategies was retained pursuant to an engagement letter with the Compensation Committee, and the committee considers the firm to have sufficient independence from our company and executive officers to allow it to offer objective advice.

The Compensation Committee held nine meetings in 2008 and acted by written consent four times. The members of the committee are Ms. Friedman (Chairperson) and Mr. Flynn. A report of the Compensation Committee is found under the heading "Compensation Discussion and Analysis—Compensation Committee Report" on page 30.

Compensation Committee Interlocks and Insider Participation

There are no relationships between Ms. Friedman or Mr. Flynn, the members of our Compensation Committee, and our executive officers of the type contemplated in the SEC's rules requiring disclosure of "compensation committee interlocks." Neither member of the committee is our employee and neither of them has ever been an officer of our company. The Board has determined that each of them qualifies as a "Non-Employee Director" under SEC Rule16b-3 and as an "Outside Director" under Section 162(m) of the Internal Revenue Code of 1986, as amended. Neither member of the committee, nor any organization of which either member of the committee is an officer or director, received any payments from us during 2008, other than the payments disclosed under "—Compensation of Directors" below. See "Certain Relationships and Related Party Transactions" for a description of agreements we have entered into with members of the committee.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include recommending to the Board improvements in our corporate governance principles, periodically (at least annually) reviewing the adequacy of such principles, and recommending to the Board appropriate guidelines and criteria to determine the qualifications to serve and continue to serve as a director. The Nominating and Corporate Governance Committee identifies and reviews the qualifications of, and recommends to the Board, (i) individuals to be nominated by the Board for election to the Board by our shareholders at each annual meeting, (ii) individuals to be nominated and elected to fill any vacancy on the Board which occurs for any reason (including increasing the size of the Board) and (iii) appointments to committees of the Board.

The committee periodically reviews the size, composition and organization of the Board and its committees and recommends any policies, changes or other action it deems necessary or appropriate, including recommendations to the Board regarding retirement age, resignation or removal of a director, independence requirements, frequency of Board meetings and terms of directors. The committee also reviews the nomination by our shareholders of candidates for election to the Board if such nominations are within the time limits and meet other requirements established by our bylaws. The committee oversees the evaluation of the performance of the Board and its committees and reviews and makes recommendations regarding succession plans for positions held by executive officers.

The Nominating and Corporate Governance Committee held three meetings in 2008. The members of the committee are Mr. Flynn (Chairperson) and Ms. Friedman.

Compensation of Directors

Directors who are also employees of Chipotle do not receive compensation for their services as directors. Directors who are not employees of Chipotle receive an annual retainer of $100,000, of which $40,000 is paid in cash and $60,000 is paid in restricted stock units representing shares of Class A common stock, based on the closing price of the stock on the grant date, which is the date of our annual meeting each year. Each director who is not an employee of Chipotle also receives a $2,000 cash payment for each meeting of the Board of Directors he or she attends and $1,500 for each meeting of a committee of the Board of Directors he or she attends ($750 in the case of telephonic attendance at an in-person committee meeting). Annual cash retainers are paid to the chairperson of each committee of the Board of Directors as follows: $20,000 for the Audit Committee Chairperson, $10,000 for the Compensation Committee Chairperson, $6,000 for the Nominating and Corporate Governance Committee Chairperson, and $3,000 for the chairperson of any other committee established by the Board of Directors unless otherwise specified by the Board. Directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meetings. We have also adopted a requirement that each non-employee director is expected to own Chipotle common stock with a market value of at least $100,000 within four years of the director's appointment or election to the Board. Unvested restricted stock units received as compensation for Board service count as shares owned for purposes of this requirement.

The compensation of each of our independent directors in 2008 is set forth below.

Name	Fees earned or paid in cash	Stock awards(1)	Total
Albert S. Baldocchi	$87,750	$60,016	$147,766
John S. Charlesworth	$67,750	$60,016	$127,766
Neil W. Flanzraich	$67,750	$60,016	$127,766
Patrick J. Flynn	$75,250	$60,016	$135,266
Darlene J. Friedman	$77,750	$60,016	$137,766

(1) Reflects a grant to each non-employee director of restricted stock units representing 687 shares of Class A common stock on May 21, 2008, valued at a price per share of $87.36, the closing price of our Class A common stock on the grant date. The restricted stock units vest on the third anniversary of the grant date, subject to the director's continued service as a director through that date. Vesting accelerates in the event of the retirement of a director who has served for a total of six years (including any breaks in service), or in the event the director leaves the Board following certain changes in control of Chipotle. Directors may elect in advance to defer receipt upon vesting of the shares underlying the restricted stock units.

CORPORATE GOVERNANCE

Our Board of Directors has adopted a number of policies to support our values and provide for good corporate governance, including our Corporate Governance Guidelines, which set forth our principles of corporate governance; our Board committee charters; the Chipotle Mexican Grill Code of Conduct, which applies to all Chipotle officers, directors and employees; and separate Codes of Ethics for our directors, our Co-Chief Executive Officers, our Chief Financial Officer and our principal accounting officer. The Corporate Governance Guidelines, Code of Conduct, and each of the Codes of Ethics are available on the Investors page of our corporate website at *www.chipotle.com* under the Corporate Governance link, and we will provide any of these documents in print to any shareholder who requests them by writing to our corporate Secretary.

If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct or our Codes of Ethics that apply to our executive officers or our principal accounting officer, we will satisfy the applicable SEC disclosure requirement by promptly disclosing the nature of the amendment or waiver on the Investors page of our website at *www.chipotle.com.*

Chairman of the Board

Mr. Ells, our founder and Co-Chief Executive Officer, also serves as Chairman of the Board. The Chairman of the Board presides at all meetings of the Board and exercises and performs such other powers and duties as may be periodically assigned to him in that capacity by the Board or prescribed by our bylaws.

Lead Director

In December 2006, the Board appointed Mr. Baldocchi as the Lead Director. The Lead Director chairs Board meetings during any sessions conducted as executive sessions without employee members of management being present. The Lead Director also consults with the Chairman, the Co-Chief Executive Officers and the Chief Financial Officer on business issues, and with the Nominating and Corporate Governance Committee on Board management.

How to Contact the Board of Directors

Any shareholder or other interested party may contact the Board of Directors, including the Lead Director or the non-employee directors as a group, or any individual director or directors, by writing to the intended recipient(s) in care of Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attention: Corporate Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Our corporate Secretary or general counsel will review and sort communications before forwarding them to the addressee(s), although communications that do not, in the opinion of the Secretary or our general counsel, deal with the functions of the Board or a committee or do not otherwise warrant the attention of the addressees may not be forwarded.

Executive Sessions

Non-management directors met in executive session without management at the end of each regularly-scheduled Board meeting during 2008. Mr. Baldocchi, as Lead Director, chaired the non-employee executive sessions of the Board held during 2008. The Board expects to conduct an executive session limited to non-employee Board members at each regularly-scheduled Board meeting during 2009, and independent directors may schedule additional sessions in their discretion.

At regularly-scheduled meetings of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, executive sessions are held from time to time with only the committee members in attendance, or with only the committee members and their advisors present, to discuss any topics the committee members deem necessary or appropriate.

Director Nomination Process and Policies Relating to Evaluation of Shareholder-Recommended Candidates

Mr. Ells and Mr. Flynn, the nominees for election as directors at this year's annual meeting, were recommended to the Board as nominees by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee manages the overall process of selecting candidates to serve as directors, including the identification of director candidates who meet certain criteria set from time to time by the committee and the consideration of director candidates nominated by shareholders in accordance with our bylaws, including compliance with the deadlines described under "Other Business and Miscellaneous—Shareholder Proposals and Nominations for 2010 Annual Meeting—Bylaw Requirements for Shareholder Submission of Nominations and Proposals" on page 45. The committee's written charter requires that these criteria reflect at a minimum any requirements of applicable law and NYSE listing standards, a candidate's strength of character, judgment and business experience, as well as factors relating to the current composition and structure of the Board such as specific areas of expertise and principles of diversity. The committee has no formal process for evaluating proposed nominees, but generally the biographical summaries or resumes of potential candidates are reviewed by the committee, in consultation with the Chairman of the Board (except in the case of a nomination of the incumbent Chairman of the Board). In the course of this review, some candidates may be eliminated from further consideration because of conflicts of interest, unavailability to attend Board or committee meetings or other reasons. The members of the Nominating and Corporate Governance Committee then decide which of the remaining candidates most closely match the committee's criteria for the director position to be filled and are therefore deserving of further consideration.

The committee discusses these candidates, decides which of them, if any, should be pursued, gathers additional information if desired, and conducts interviews and decides whether to recommend one or more candidates to the Board for nomination. The Board discusses the committee's recommended candidates, decides if any additional interviews or further background information is desirable and, if not, decides whether to nominate one or more candidates. Those candidates selected as nominees are named in the proxy statement for election by the shareholders at the annual meeting (or, if between annual meetings, one or more nominees may be elected by the Board itself if needed to fill vacancies, including vacancies resulting from an increase in the number of directors).

On September 24, 2008, the Board approved amendments to our bylaws to revise the provisions requiring advance notice of business, including nominations for candidates to be elected to the Board, which a shareholder wishes to propose at an annual or special meeting of shareholders.

The amendments make the following changes to the bylaws:

- Clarify that the procedures and requirements set forth in our bylaws are the exclusive means for a shareholder to propose business, including nomination of candidates to be elected to the Board, at a meeting of shareholders, except for proposals submitted for inclusion in our proxy statement in accordance with SEC Rule 14a-8.
- Change the advance notice period for business (including nominations) that a shareholder intends to bring at an annual meeting (assuming the annual meeting is held no earlier than 30 days prior and no later than 60 days following the date of the prior year's annual meeting) from at least 120 days prior to the date of the proxy statement released to shareholders for the previous year's annual meeting to no earlier than 120 days prior to the anniversary date of the previous year's annual meeting, and no later than 90 days prior to such anniversary date.
- Specify that the advance notice period for nominations that a shareholder intends to make at a special meeting called for the purpose of electing directors is no earlier than 120 days prior to the date of such meeting, and no later than the later of 90 days prior to the meeting date or, if the first public

announcement of the date of such meeting is less than 100 days prior to the date of such meeting, the 10th day following the public announcement of the date of the meeting and of the nominees proposed by the Board for election at such meeting.

- Clarify that adjournment or postponement of a meeting date will not start a new time period for the giving of shareholder notice of nominations or other business as proposed above.
- Require additional information about ownership interests of a proposing shareholder and certain related persons in shares of our stock and derivative instruments relating to our stock, as well as certain agreements any such person may be a party to with respect to the ownership or voting rights associated with our stock, or with respect to performance fees relating to our stock or derivative instruments relating to our stock.
- Require additional information about nominees proposed by a shareholder for election to the Board, and require that such nominees complete a questionnaire to provide additional information to us.

Policies and Procedures for Review and Approval of Transactions with Related Persons

We recognize that transactions in which our executive officers, directors or principal shareholders, or family members or other associates of our executive officers or directors or principal shareholders, have an interest may raise questions as to whether those transactions are consistent with the best interests of Chipotle and our shareholders. Accordingly, our Board has adopted written policies and procedures requiring the Audit Committee to approve in advance, with limited exceptions, any transactions in which any person or entity in the categories named above has any material interest, whether direct or indirect, unless the value of all such transactions in which a related party has an interest during a year total less than $10,000. We refer to such transactions as "related person transactions." Current related person transactions to which we are a party are described on page 44.

A related person transaction will only be approved by the Audit Committee if the committee determines that the related person transaction is beneficial to us and the terms of the related person transaction are fair to us. No member of the Audit Committee may participate in the review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

PROPOSAL B

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has engaged Ernst & Young LLP as independent auditors to audit our consolidated financial statements for the year ending December 31, 2009 and to perform other permissible, pre-approved services. The committee has adopted a policy which sets out procedures that the committee must follow when retaining the independent auditor to perform audit, review and attest engagements and any engagements for permitted non-audit services. This policy is summarized below under "Policy for Pre-Approval of Audit and Permitted Non-Audit Services" and will be reviewed by the Audit Committee periodically, but no less frequently than annually, for purposes of assuring continuing compliance with applicable law.

Ernst & Young LLP has served as our independent auditors since 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

INDEPENDENT AUDITORS' FEE

The aggregate fees and related reimbursable expenses for professional services provided by Ernst & Young LLP for the fiscal years ended December 31, 2008 and 2007 are:

Fees for Services	2008	2007
Audit Fees (1)	$517,165	$537,811
Audit-Related Fees (2)	2,000	2,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$519,165	$539,811

(1) Includes fees and expenses related to the fiscal year audit and interim reviews, notwithstanding when the fees and expenses were billed or when the services were rendered. Audit fees also include fees and expenses related to SEC filings, comfort letters, consents, comment letters and accounting consultations.

(2) Includes fees for a subscription to an Ernst & Young online service used for accounting research purposes.

The Board of Directors unanimously recommends a vote FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm.

AUDIT COMMITTEE REPORT

With regard to the fiscal year ended December 31, 2008, the Audit Committee (i) reviewed and discussed with management our audited consolidated financial statements as of December 31, 2008 and for the year then ended; (ii) discussed with Ernst & Young LLP, the independent auditors, the matters required by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; (iii) received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the Ernst & Young LLP's communications with the Audit Committee regarding independence; and (iv) discussed with Ernst & Young LLP their independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

The Audit Committee:

Albert S. Baldocchi, Chairperson
Neil W. Flanzraich
John S. Charlesworth

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Board of Directors has adopted a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to Chipotle by its independent auditors. This policy provides that the Audit Committee must pre-approve all audit, review and attest engagements and may do so on a case-by-case basis or on a class basis if the relevant services are predictable and recurring. Any internal control-related service may not be approved on a class basis, but must be individually pre-approved by the Audit Committee. The policy prohibits the provision of any services that the auditor is prohibited from providing under applicable law or the standards of the PCAOB.

Pre-approvals on a class basis for specified predictable and recurring services are granted annually at or about the start of each fiscal year. In considering all pre-approvals, the Audit Committee may take into account whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor. The Audit Committee reviews the scope of services to be provided within each class of services and imposes fee limitations and budgetary guidelines in appropriate cases.

The Audit Committee may pre-approve a class of services for the entire fiscal year. Pre-approval on an individual service basis may be given or effective only up to six months prior to commencement of the services.

The Audit Committee periodically reviews a schedule of fees paid and payable to the independent auditor by type of covered service being performed or expected to be provided. Our Chief Financial Officer also reports periodically to the Audit Committee any non-compliance with this policy of which he becomes aware. The Audit Committee may delegate pre-approval authority for individual services or a class of services to any one of its members, provided that delegation is not allowed in the case of a class of services where the aggregate estimated fees for all future and current periods would exceed $500,000. Any class of services projected to exceed this limit or individual service that would cause the limit to be exceeded must be pre-approved by the full Audit Committee. The individual member of the Audit Committee to whom pre-approval authorization is delegated reports the grant of any pre-approval by the individual member at the next scheduled meeting of the Audit Committee.

EXECUTIVE OFFICERS AND COMPENSATION

EXECUTIVE OFFICERS

In addition to Steve Ells, our Chairman of the Board and Co-Chief Executive Officer, and Monty Moran, our Co-Chief Executive Officer, each of whose biographies are included under the heading "Information Regarding the Board of Directors," our executive officers are as follows:

John R. (Jack) Hartung, 51, is Chief Financial Officer. In addition to having responsibility for all of our financial and reporting functions, Mr. Hartung also oversees IT, training, and safety, security and risk. Mr. Hartung joined Chipotle in 2002 after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

Rex A. Jones, 52, is Chief Development Officer, overseeing our real estate, design, construction, and facilities functions. Mr. Jones joined Chipotle in 1998 as director of real estate, and in 2005 he was promoted to executive director of development. Prior to coming to Chipotle, he worked at Blockbuster Corp. as vice president for Asia Pacific development. He also spent more than 13 years with McDonald's in a variety of senior level real estate and development positions in the United States and Asia. Mr. Jones has a Bachelor of Science degree in business administration from Kansas State University.

Robert (Bob) N. Blessing Jr., 65, is Restaurant Support Officer, providing field support for our marketing and purchasing as well as overseeing our five regional directors and our corporate purchasing function. Mr. Blessing came to Chipotle in 1999 as a regional director, and opened our first restaurant in the Northeast region. His role expanded thereafter to include responsibility for additional markets, and from 2005 to 2008 he led our entire Northeast and Central regions. Before coming to Chipotle, he served in executive leadership roles at a number of food service and restaurant companies, including Vie de France Retail and Restaurant Bakery, Franchise Management Corporation (an Arby's franchisee), and Thompson Hospitality (a contract food service company). Mr. Blessing has Bachelors and Masters degrees in business administration/economics from the University of Cincinnati.

Mark Crumpacker, 46, was appointed Chief Marketing Officer effective January 5, 2009. From December 2002 until December 2008 Mr. Crumpacker was Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, and prior to that served as creative director and in other leadership roles for a variety of design and media companies. Mr. Crumpacker attended the University of Colorado and received his B.F.A. from the Art College of Design in Pasadena, California.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives and principles underlying our executive compensation programs, outlines the material elements of the compensation of our executive officers and explains the manner in which the Compensation Committee determines the actual compensation of our executive officers. In addition, this Compensation Discussion and Analysis is intended to put into perspective the tables and related narratives which follow it regarding the compensation of our executive officers.

Compensation Philosophy and Objectives

Our philosophy with regard to the compensation of our employees, including our executive officers, is to reinforce the importance of performance and accountability at the corporate, regional and individual levels. We strive to provide our employees with meaningful rewards while maintaining alignment with shareholder interests, corporate values, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Compensation Committee believes our compensation philosophy to be best effectuated by designing compensation programs and policies to achieve the following specific objectives:

- Attracting, motivating, and retaining highly capable executives who are vital to our short- and long-term success, profitability, and growth;
- Aligning the interests of our executives and shareholders by rewarding executives for the achievement of strategic and other goals that we believe will enhance shareholder value; and
- Differentiating executive rewards based on actual performance.

The committee believes that these objectives are most effectively advanced when a significant portion of each executive officer's overall compensation is in the form of at-risk elements such as incentive bonuses and long-term incentive-based compensation, which should be structured to closely align compensation with actual performance and shareholder interests.

The committee's philosophy in structuring executive compensation rewards is that performance should be measured by comparing our company performance to market-wide performance in our industry, as well was comparing executive performance to internal goals set by management and our Board of Directors. See "—Overview of Executive Compensation Determinations—Market Data" below.

Overview of Executive Compensation Determinations

In setting compensation for our executive officers, the committee reviews tally sheet information reflecting the cash and equity-based compensation paid to each executive officer in each year since the officer started work with us (or since 1998 in the case of Mr. Ells, our Chairman and Co-Chief Executive Officer), as well as the accumulated value of all cash and equity-based compensation awarded to each executive officer. The committee also has historically conducted discussions with Mr. Ells regarding the performance of our other executive officers, and met in executive sessions to discuss the performance of Mr. Ells. Those discussions, together with the committee's review of each executive officer's historical compensation and accumulated long-term incentive pay, allow the committee to make compensation decisions in light of each executive officer's achievement and other circumstances.

As a result of Mr. Moran's promotion to Co-Chief Executive Officer in January 2009, beginning in 2009 he participates in the discussions between Mr. Ells and the committee regarding the performance of our other executive officers, and the committee meets in executive session to discuss Mr. Moran's performance and determine his compensation as well as that of Mr. Ells.

The committee does not "benchmark" the compensation of any of our executive officers in the traditional sense. Rather, to supplement its review of each executive officer's historical compensation and performance, the committee also refers to market data on executive compensation. From this data, the committee determines what it believes to be competitive market practice and approves individual compensation levels by reference to its assessment of market compensation, together with historical compensation levels, individual performance and other subjective factors.

The committee's outside compensation consultant, Compensation Strategies, also provides input on compensation decisions, including providing comparisons to market levels of compensation as described below under "—Market Data."

During 2008, Mr. Blessing and Mr. Jones were promoted into executive officer roles. Accordingly, the committee began reviewing and approving their total compensation during 2008 in addition to the compensation of our other executive officers. We also hired Mr. Crumpacker in 2009, and the committee approved his initial compensation package and will review and approve his compensation in future years as well.

Market Data

In December 2007, the committee determined to make compensation decisions by reference in part to a peer group comprised exclusively of companies in the restaurant industry. Because our management team as well as the investment community generally assess our performance by reference to other companies in our industry, the committee believed that setting compensation by reference to that same group would allow for the most meaningful comparisons of our actual performance against our peers, and therefore would enable the committee to best structure compensation packages for our executive officers in a manner rewarding superior operating performance and the creation of shareholder value.

Accordingly, beginning with 2008 the committee selected a restaurant industry peer group to be used to assess our company performance versus market-wide performance in our industry, and to determine market levels of pay for each particular executive officer. The restaurant peer group is comprised of all publicly-traded companies in the Global Industry Classification Standard, or GICS, restaurant industry with annual revenues greater than $600 million, excluding McDonald's Corporation due to its substantially greater size than us and Triarc Companies, Inc. due to its ownership of a significant asset management business in addition to its restaurant holdings. At the time the committee made its initial executive compensation decisions for 2008 the companies included in the peer group were as follows: Bob Evans Farms, Inc., Brinker International, Inc., Burger King Holdings Inc., CBRL Group, Inc., CEC Entertainment, Inc., Centerplate Inc., The Cheesecake Factory Incorporated, CKE Restaurants, Inc., Darden Restaurants, Inc., Denny's Corp., Domino's Pizza Inc., Jack In The Box Inc., Landry's Restaurants, Inc., O'Charley's Inc., P.F. Chang's China Bistro, Inc., Panera Bread Company, Papa Johns International Inc., Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc., Sonic Corp., Starbucks Corporation, Steak N Shake Co., Texas Roadhouse Inc., Tim Horton's Inc., Wendy's International Inc., and YUM Brands Inc. The committee reviews the composition of the restaurant industry peer group periodically and will make adjustments to the peer group in response to changes in the size or business operations of companies in the peer group, other companies in the GICS restaurant industry the peer group, and us.

Data drawn from the restaurant peer group is adjusted by using regression analysis to eliminate variations in compensation level attributable to differences in size of the component companies. Compensation Strategies, the committee's independent executive compensation consultant, performs this analysis.

Components of Compensation

The committee believes that by including in each executive officer's compensation package incentive-based cash bonuses tied to individual performance and our financial and operating performance, as well as equity-based compensation where the reward to the executive is based on the value of our common stock, it can reward achievement of our corporate goals and the creation of shareholder value. Accordingly, the elements of our executive compensation are base salary, annual incentives, long-term incentives, and certain benefits and perquisites. The committee seeks to allocate compensation among these various components for each executive officer to emphasize pay-at-risk elements, consistent with market practice, in order to promote our pay-for-performance philosophy.

Base Salaries

We pay a base salary to compensate our executive officers for services rendered during the year. We do not have written employment agreements with any of our executive officers providing for any particular level of base salary. Rather, the committee reviews the base salary of each executive officer at least annually and adjusts salary levels as the committee deems necessary or appropriate, based on the recommendations of our chief executive officer for each of the other officers. Base salaries are typically adjusted during the first quarter of each year. Base salaries are administered in a range around the 50th percentile of the market, while also taking into account an individual's performance, experience, development, and internal equity issues. The committee anticipates that this range could extend from the 25th percentile and below for executive officers newer to their role, in a developmental period, or not meeting expectations, to the 90th percentile or higher for truly exceptional world class performers in critical roles who consistently exceed expectations.

The base salaries set for the executive officers for 2008 are discussed below under "– Discussion of Executive Officer Compensation Decisions—Base Salaries."

Annual Incentives

We have designed, and the Compensation Committee oversees, an annual performance-based cash bonus program for all of our full-time regional and corporate employees, including our executive officers. We call this program our "Annual Incentive Plan," or "AIP." Bonuses under the AIP are based on the achievement of pre-established performance measures that the committee determines to be important to the success of our operations and financial performance, and therefore to the creation of shareholder value.

Early in each fiscal year, we set a target AIP bonus for each eligible employee, including approval by the committee of targets for each executive officer. Consistent with our overall compensation policies and philosophy, target AIP bonuses as a percent of each executive officer's base salary are set in a range around the 50th percentile of the market. Individual targeted amounts can also be increased or decreased based on individual considerations such as level of responsibility, experience and internal equity issues.

Following completion of our year-end financial statements and each executive officer's annual performance evaluation, actual bonuses are determined by applying to each executive officer's target bonus a formula that increases or decreases the payout amount based on performance against the AIP measures approved by the committee.

See "—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2008 AIP Payouts" below for a discussion of AIP bonuses for 2008.

Long-Term Incentives

We use long-term incentives as determined by the committee to be appropriate to motivate and reward our executive officers for superior levels of performance, to align the interests of the executive officers with those of the shareholders through the delivery of equity, and to add a retention element to the executive officers' compensation. Eligibility for long-term incentives is generally limited to individuals who can have a substantial impact on our long-term success, as well as high potential individuals who may be moving into roles that may have a substantial impact.

Long-term incentive awards are made under our Amended and Restated 2006 Stock Incentive Plan, under which we are authorized to issue stock options, restricted stock or other equity-based awards denominated in shares of our Class A common stock. The plan is administered by the Compensation Committee, and the committee makes grants directly to our executive officers, and delegates to one or more executive officers the authority to make awards to employees other than the executive officers, within limits as to award sizes and aggregate award amounts. The committee also has discretion to set the terms of individual awards under the plan, and has set standardized terms each year that have been incorporated into every award under the plan for that particular year.

Prior to 2008, the majority of our long-term incentive awards were made in the form of stock option grants. We believe options align the economic interests of our employees, including our executive officers, with those of our shareholders, and closely tie rewards to corporate performance because options do not offer value unless our stock price increases. We also believe that the terms the committee has set for our stock options strike an appropriate balance between rewarding our employees for building shareholder value and limiting the dilutive effect to our shareholders of our equity compensation programs. The committee did determine in February 2008 to make awards of stock-only stock appreciation rights, or "SOSARs," rather than options, in order to further limit dilution to our existing shareholders.

Also in February 2008, in order to include a longer-term performance element to the executive officers' compensation packages, the committee determined to award a portion of each executive officer's long-term incentive award in the form of performance shares with a targeted three-year performance term. The committee also authorized the cancellation of time-based restricted stock awards granted to the executive officers in 2007, and the replacement of those awards with performance-contingent restricted stock awards in order to comply with Section 162(m) of the tax code and related rules relating to deductibility of the compensation expense attributable to these awards.

The long-term incentive awards made in 2008 are described below under "—Discussion of Executive Officer Compensation Decisions—Option, Performance Share and Performance-Contingent Restricted Stock Grants during 2008."

The committee has historically made option and other equity award grants on an annual basis, except in the case of certain key hires. In December 2006, the committee adopted a policy of making stock option grants only on an annual basis, within five business days following our public release of financial results for the previous fiscal year. We plan not to grant equity awards outside of this annual award cycle, absent exceptional circumstances. All options granted subsequent to our initial public offering have, and all options and SOSARs we grant in the future will have, an exercise or base price equal to no less than the closing market price of the underlying stock on the date of the grant.

Benefits and Perquisites

We provide our executive officers with access to the same benefits we provide all of our full-time employees. We also provide our officers with perquisites and other personal benefits that we believe are reasonable and consistent with our compensation objectives, and with additional benefit programs that are not available to all employees throughout our company.

Perquisites are generally provided to help us attract and retain top performing employees for key positions, and in some cases perquisites are designed to facilitate our executive officers bringing maximum focus to what we believe to be demanding job duties. In addition to the perquisites identified in notes to the Summary Compensation Table below, we have occasionally allowed executive officers to be accompanied by a guest when traveling for business on an airplane chartered by us. Executive officers have also used airplanes that are available to us through our charter relationship for personal trips; in each case the executive officer has fully reimbursed us for the cost of chartering the airplane. Our executive officers are also provided with personal administrative services by company employees from time to time, including scheduling of personal appointments and performing personal errands. We believe that the perquisites we provide our executive officers are currently consistent with market practices, and are reasonable and consistent with our compensation objectives.

We have also established a non-qualified deferred compensation plan for our senior employees, including our executive officers. The plan allows participants to defer the obligation to pay taxes on certain elements of their compensation while also potentially receiving earnings on deferred amounts. We established this plan in order to continue benefits, including company matching contributions, that were offered prior to our separation from McDonald's under certain McDonald's plans in which our executive officers and other key employees were allowed to participate. We also believe it is critical to facilitate retirement savings and financial flexibility for our key employees. In addition, we believe that the deferred compensation plan is an important retention and recruitment tool because many of the companies with which we compete for executive talent provide a similar plan to their senior employees.

Discussion of Executive Officer Compensation Decisions

Assessment of Company Performance

The committee generally sets the base salaries of, and makes long-term incentive awards to, the executive officers in February of each year. In making these decisions, the committee references our company performance primarily by comparing our sales growth, net income growth and total shareholder return to those measures for the restaurant peer group described above under "—Overview of Executive Compensation Determinations—Market Data." In February 2008, the committee referred to these performance measures for the preceding two years (prior to which we were not a publicly-traded company) and determined that our company performance was outstanding based on each measure. Putting a relative weight of two-thirds on 2007 performance and one-third on 2006 performance, the committee determined that our sales growth was at the 99th percentile of the peer group, our growth in net income was at the 85th percentile, and total return to our shareholders was at the 92nd percentile. This assessment of company performance is only one factor used by the committee in making compensation decisions, as described in more detail below, but does play a significant role in the committee's decision-making, consistent with our pay-for-performance philosophy. Because of our strong 2007 performance relative to market-wide performance in our industry, the committee generally set compensation levels for our executive officers for 2008 near the top end of the ranges that the committee believed to be appropriate for each executive officer.

However, 2008 was also marked by a worsening economy in the wake of the housing market downturn and credit crisis, as well as escalating commodities prices, including prices for a variety of food items. As a result, over the course of the year an extremely difficult operating environment for retail restaurants developed, and we were not immune from the difficulties facing our industry. Due primarily to these factors, our growth and financial performance during 2008 were adversely impacted, and as a result our AIP bonus payouts declined when compared to 2007 payouts. Total 2008 AIP bonus payouts to the executive officers were approximately 57 to 78 percent of targeted bonuses and 42 to 65 percent of 2007 payouts. The determination of AIP bonuses is described in more detail below under "—Annual Incentives—2008 AIP Payouts."

Base Salaries

To set base salary levels for 2008, the committee compared 2006 and 2007 base salary levels and total compensation for each executive officer to the restaurant peer group. The committee also considered the contribution level of each officer and each officer's effectiveness in his role. As a result of our outstanding performance in 2007 against our internal operating plan and as compared to our peer group as described above under "Discussion of Executive Officer Compensation Decisions—Assessment of Company Performance," and additionally based on the committee's determinations as to each officer's performance and our significant growth, the committee decided to increase each executive's base salary. The committee also considered the anticipated promotion in 2008 of Mr. Jones and Mr. Blessing into executive officer roles in determining their base salaries. The committee set Mr. Ells's 2008 base salary at $1,000,000, Mr. Moran's at $600,000, Mr. Hartung's at $425,000, Mr. Wilner's at $325,000, Mr. Blessing's at $300,000, and Mr. Jones's at $285,000.

In January 2009, the committee approved a base salary of $300,000 for Mr. Crumpacker when he joined us as Chief Marketing Officer, based on the recommendations of the Co-Chief Executive Officers and the committee's review of market levels of compensation for this role.

The committee met in February 2009 to set base salaries for 2009 for our Co-Chief Executive Officers and to approve base salaries for 2009 for each other executive officer after considering the recommendations of the Co-Chief Executive Officers. Following review of the recommendations of the Co-Chief Executive Officers and their subjective evaluations of each officer's performance during 2008, each executive officer's historical compensation, ranges of market compensation for each officer, and discussions with Compensation Strategies, the committee approved base salaries for 2009 of $470,000 for Mr. Hartung, $325,000 for Mr. Blessing, and $300,000 for Mr. Jones. The committee also performed its own evaluation of the Co-Chief Executive Officers' performance during 2008, and based on those evaluations and the other considerations set forth above set base salaries for 2009 of $1,100,000 for Mr. Ells and $850,000 for Mr. Moran. The difference in the base salaries of Mr. Moran and Mr. Ells is attributable to Mr. Moran's recent promotion to the office of Co-Chief Executive Officer, whereas Mr. Ells has served as Chief Executive Officer since our inception.

Annual Incentives—AIP Structure

The formula to determine payouts under the AIP consists of a company performance factor, a team performance factor, and an individual performance factor, each stated as a percentage by which an executive officer's target payout amount will be adjusted to determine actual cash bonuses. In most years, each of the company, team and individual performance factors could be adjusted downward to zero based on company, team or individual performance, which could result in no AIP bonuses being paid or an individual's AIP bonus being significantly reduced. This ensures that AIP bonuses are not paid if our performance falls far short of our expectations, and avoids unduly rewarding employees not contributing to our success.

We include the company performance factor in the calculation to reward participating employees when our company performs well, which we believe focuses employees on improving corporate performance and aligns the interests of our employees with those of our shareholders. We include the team performance factor to promote teamwork and to provide rewards based on the areas of the company in which a participant can make the most impact. We include the individual performance factor to emphasize individual performance and accountability. Each of these components can reduce award levels when we, one of our "team" units, or an employee participating in the AIP don't perform well, which further promotes accountability. We believe that as a whole, this structure results in the AIP rewarding our top performers, consistent with our goal of building shareholder value.

To determine the company and team performance factors for each year, during the first quarter of the year the committee approves targeted performance levels for a number of financial or operating measures (on a company-wide basis for the company performance factor and for each of our operating regions for the team performance factor), and key initiatives for improving our company during the year. The AIP formulas are structured so that achievement of the targeted financial and operating measures and achievement (as determined by the committee) of the key initiatives would result in company and team performance factors that would result in payout at the targeted bonus levels. Achievement above or below the targeted financial and operating measures, and over- or under-achievement of the key initiatives as determined by the committee, would result in company and team performance factors that would increase or decrease the executive officer's target bonus based on a scale for each measure approved by the committee at the beginning of the year. The company and team performance factors to determine AIP payouts are calculated after the conclusion of the year by referencing actual company and regional performance on each of the relevant financial and operating measures, and on the key initiatives, to the scales approved by the committee, with any adjustments that the committee deems to be appropriate to account for unforeseen factors during the year. The team performance factor for corporate-level employees is the average of the regional team performance factors, subject to adjustment based on other variables considered by the committee relating to our corporate employees.

The individual performance factor is a function of the individual employee's performance rating for the year. The precise individual performance factor is set following completion of the employee's performance review, within a range of percentages associated with the employee's performance rating. The committee evaluates the Chief Executive Officer's performance, and approves individual performance factors for each other executive officer after considering recommendations from the Chief Executive Officer, in each case based on a subjective review of each officer's performance for the year. Beginning in 2009, the committee will directly evaluate each of Mr. Ells and Mr. Moran, who were appointed Co-Chief Executive Officers as of January 1, 2009.

The committee also sets maximums each year for the company, team and individual performance factors. The committee may, in its discretion, authorize a deviation from the parameters set for any particular performance factor in order to account for exceptional circumstances and ensure that AIP bonuses further the objectives of our compensation programs. The committee exercised this discretion to authorize deviations from the terms of the AIP for 2008, as described below under "—Annual Incentives—2008 AIP Payouts," and for 2007 as described in footnote 1 to the Summary Compensation Table below.

Annual Incentives—2008 AIP Payouts

The committee set the target annual AIP payouts during the first quarter of 2008, based in part by reference to the historical compensation of each executive officer, each officer's performance during the year, and median target bonuses for comparable positions within the restaurant industry peer group. The AIP parameters were set to allow for maximum payouts equal to 204 percent of the target award, which the committee believes is adequate to reward achievement of outstanding results and motivate our employees to drive superior performance.

For 2008, as with past years, the four measures the committee selected to be used in determining the company and team performance factors were income from operations (prior to accrual for AIP payouts), new restaurant average daily sales, comparable restaurant sales increases, and new restaurant weeks of operation. Targeted performance for each measure (which would result in no adjustment to the company performance factor) was set at $149.65 million for operating income, $4,164 for new restaurant average daily sales, comparable restaurant sales increases of 7.0 percent, and 3,665 new weeks of operation. Consistent with our pay-for-performance philosophy these targets represented stretch goals, the achievement of which would have generally resulted in our financial results exceeding the base-level forecast results in our 2008 operating plan and the full-year 2008 guidance we publicly issued to investors.

In order to provide a strong incentive towards superior performance, the adjustment scales for the company performance factor were set such that overachievement against each goal would have resulted in upward adjustments at twice the rate at which similar levels of underachievement would have resulted in downward adjustments.

The targeted performance and adjustments for each of these measures on a regional level, other than new restaurant weeks of operation, were used to calculate the team performance factor for corporate-level employees, except that the team performance factor for Mr. Jones was based on four company-wide measures established for our development department. The regional performance targets and variance adjustments were set at the regional level consistent with the scales reflected above for the company performance factor. We do not disclose operating results on a region-by-region basis. The measures used for the development department's team performance factor were new restaurant average daily sales and new weeks of operation (at the same target levels described above), as well as new restaurant development costs, which were targeted at $900,000, and a measure of the number of potential restaurant sites added to our pipeline. Disclosure of the targeted number of restaurant sites added to our pipeline would subject us to competitive harm. The performance target for this measure represents an expansion of our real estate pipeline to a level that would enable us to open restaurants at a higher rate than, and at a rate that we believe would allow our profit growth to exceed the profit growth of, our competitors. It would also represent an ability to capitalize on a relatively high percentage of the suitable restaurant sites that we believe become available in a given year. As such, we believe this target represented a challenge to our development team members, including Mr. Jones, and although achievable, we believe meeting this target was substantially uncertain at the time it was set.

The key initiatives targeted for 2008 were developing great managers, developing outstanding crew, increasing effectiveness of field support staff, improving restaurant throughput, and improving restaurant design and facilities. The committee's discretionary determination of our level of achievement against these initiatives would result in specified adjustments to the company performance factor, though the impact of adjustments attributable to the key initiatives would be of lesser magnitude than the other metrics impacting the company performance factor.

As a result of the difficult operating environment created by the economic downturn in the latter half of 2008, we fell short of the targeted performance levels for each AIP measure other than new restaurant weeks of operations.

The committee believes that the unusually difficult operating conditions that developed in the latter half of 2008 could not have been reasonably foreseen during the early part of the year when the AIP parameters were set. The committee considered that we have continued to open new restaurants when many competitors are scaling back their expansion plans, and also considered that we achieved positive comparable restaurant sales increases for the full year, and particularly in the third and fourth quarters, when many of our competitors were posting flat or declining comparable sales. To reward this strong operating performance the committee determined that some upward adjustment in AIP payouts was in the best interests of the company. As a result, 2008 AIP bonuses throughout the company were based on a company performance factor set by the committee at 70 percent, rather than the 59 percent that would have resulted from adherence to the original plan parameters.

With regard to the team performance factor, the committee also approved discretionary adjustments upwards to the regional performance factors used to determine the team factor for corporate employees (including the executive officers, except for Mr. Jones, whose team performance factor is based on our development team results). These adjustments were made for the same reasons described above regarding the company performance factor, and ensured that regional level employees were rewarded for our strong relative operating performance. The committee made more significant adjustments to this performance factor than the company performance factor in order to ensure appropriate rewards for regions achieving particularly strong performance, without having an overly significant effect on executive officer payouts due to the relatively minor impact of the team performance factor on overall payouts. The adjustments approved by the committee resulted in the team performance factor for corporate employees being set at 67 percent, rather than the 34 percent that would have resulted from adherence to the original plan parameters. No adjustment was made to the team performance factor for Mr. Jones, which was calculated at 67 percent. The team performance factor for Mr. Blessing was pro-rated between the regional performance factor for our northeast region, which Mr. Blessing led prior to his appointment in May 2008 as Restaurant Support Officer, and the corporate team performance factor. As a result of this pro-ration, his team performance factor was set at 73 percent, rather than the 36 percent that would have resulted from adherence to the original plan parameters.

The committee determined the individual performance factor for each executive officer in view of the strong performance we achieved relative to our peers during 2008 and our continued profitability and growth in the midst of an extremely difficult operating environment for restaurant companies. Using its subjective assessment of each executive's performance, the committee arrived at individual performance factors that were used to calculate the final AIP payouts.

To determine the final amount of 2008 AIP bonus payouts, each executive officer's (and each other AIP participant's) targeted bonus amount was multiplied by the 70 percent company performance factor to arrive at an adjusted targeted award amount. The adjusted targeted award amount was then adjusted based on the applicable team performance factor, which was weighted at 30 percent, and the applicable individual performance factor, which was weighted at 70 percent (except for Mr. Jones, whose team performance factor was weighted at 60 percent and individual performance factor was weighted at 40 percent, consistent with all employees in our development group). As a result of these calculations, total 2008 AIP bonus payouts to the executive officers were approximately 57 to 78 percent of targeted bonuses and 42 to 65 percent of 2007 payouts. The actual bonuses paid to the executive officers under the AIP are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below, except that amounts attributable to the discretionary adjustments to the AIP terms described above are reflected in the "Bonus" column.

Annual Incentives—2009 AIP Structure

At its meeting on February 16, 2009, the committee approved the parameters of the AIP for 2009, with the structure of the 2009 AIP remaining substantially the same as described above. The operating and financial performance targets and key initiatives to be used to determine the company and team performance factors for 2009 were set at or above the levels included in the internal projections we relied on in issuing publicly-stated guidance regarding our company performance expectations for 2009.

In addition, the committee reconfirmed the target AIP bonus for 2009 at 100 percent of base salary for Mr. Ells, 50 percent of base salary for Mr. Blessing, and 50 percent of base salary for Mr. Jones. In recognition of his promotion to Co-Chief Executive Officer, the committee set the target AIP bonus for Mr. Moran for 2009 at 100 percent of his base salary. In recognition of Mr. Hartung's outstanding performance during the year and to ensure that his bonus target is competitive with market levels, the committee increased his target AIP bonus for 2009 to 75 percent of his base salary. The committee had approved a 2009 AIP bonus target of 50 percent of base salary for Mr. Crumpacker at the time he joined us in January 2009.

Long-Term Incentives—Option, Performance Share and Performance-Contingent Restricted Stock Grants during 2008

On February 20, 2008, the committee granted SOSARs to the executive officers, subject to shareholder approval of amendments to the 2006 Stock Incentive Plan, which were approved at our Annual Meeting of Shareholders on May 21, 2008. The base price of the SOSARs is $102.65, the closing price of our Class A common stock on the date the committee approved the grants, and the SOSARs are subject to three-year cliff vesting. The committee based the number of SOSARs awarded to each executive officer on our outperformance of substantially all of the companies in the restaurant industry peer group on both an operating and total shareholder return basis, as well as on the committee's review of each executive officer's performance. The number of SOSARs granted to each executive officer was based on the economic value of the awards, with the precise award levels varying to take into account the committee's review of each executive officer's performance for the prior year, the individual's position, and the survey data on competitive market practice.

Also on February 20, 2008, in order to include a longer-term incentive-based element to the executive officers' compensation packages, the committee awarded performance shares to each executive officer, subject to shareholder approval of the amendments to the 2006 Stock Incentive Plan that were approved on May 21, 2008. The performance shares represent a right to be issued shares of our Class A common stock, subject to our achievement of a specified aggregate amount of cumulative operating income prior to expiration of the performance shares. The terms of the performance share awards are described in more detail below under "Grants of Plan-Based Awards in 2008—Terms of 2008 Equity-Based Awards—Performance Shares." Disclosure of the level of cumulative operating income required for the performance share awards to vest would subject us to competitive harm. The committee set the performance target at a level that it believes represents a challenging goal for the executive officers, in that achievement of the performance target prior to expiration of the awards would require significant growth in operating income from the level achieved in 2007. Achieving this level of growth will require continued strong execution of our long-term growth plans, while preserving the profitability of our existing restaurants.

Following approval by our shareholders on May 21, 2008 of our Amended and Restated 2006 Stock Incentive Plan, the committee also authorized the cancellation of shares of restricted Class A common stock awarded to the executive officers in February 2007, in consideration of the grant of an equal number of shares of performance-contingent restricted stock. The shares of performance-contingent restricted stock represent a right to be issued shares of our Class A common stock, subject to satisfaction of a specified level of cumulative aggregate operating income prior to the expiration date of the award. The terms of the performance-contingent restricted stock awards are described in more detail below under "Grants of Plan-Based Awards in 2008—Terms of 2008 Equity-Based Awards—Performance-Contingent Restricted Stock." Disclosure of the level of cumulative operating income required for these awards to vest would subject us to competitive harm. The committee set the performance target at a level that it believes would reward the executive officers for maintaining the existing strength of our business. The performance target for these awards is not as aggressive as the target for the performance shares described above, due to the nature of the performance-contingent restricted stock award, which was designed primarily to comply with Section 162(m) of the tax code and related rules relating to deductibility of the compensation expense attributable to the awards. Achievement of the performance target for this award is uncertain, but does not require the significant growth of our business that will be necessary for the performance shares to vest.

In connection with our hiring of Mr. Crumpacker as our Chief Marketing Officer in January 2009, he was awarded 13,600 performance shares with terms similar to the performance share awards described above, except that the performance target and performance period were adjusted to reflect the date he joined us.

Executive Stock Ownership Guidelines

In May 2008 our Board of Directors adopted stock ownership guidelines for our executive officers. These guidelines are intended to ensure that our executive officers retain ownership of a sufficient amount of Chipotle stock to align their interests in a meaningful way with those of our shareholders. Alignment of our employees' interests with those of our shareholders is a principal purpose of the equity component of our compensation program.

The ownership guidelines were adjusted in February 2009 to account for changes in our executive officers. The adjusted ownership guidelines, reflected as a targeted number of shares to be owned, are presented in the table below. The guidelines are reviewed for possible adjustment each year and may be adjusted by the committee at any time.

Position	# of shares
Chairman and Co-Chief Executive Officer	50,000
President and Co-Chief Operating Officer	50,000
Chief Financial Officer	10,625
Other executive officers	6,000

Shares underlying unvested restricted or performance stock count towards satisfaction of the guidelines. Executive officers who do not meet the guidelines are allowed five years to acquire the requisite number of shares to comply.

Tax and Other Regulatory Considerations

Code Section 162(m)

Section 162(m) of the Internal Revenue Code provides that compensation of more than $1,000,000 paid to the chief executive officer or to any of the three other most highly compensated executive officers of a public company, other than the chief financial officer, will not be deductible for federal income tax purposes unless amounts above $1,000,000 qualify for one of several exceptions. The committee typically attempts to structure the compensation of our executive officers such that compensation paid will be tax deductible to us. The deductibility of some types of compensation payments, however, can depend upon interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond our control. In addition, the committee's primary objective in designing executive compensation programs is to support and encourage the achievement of our company's strategic goals and to enhance long-term shareholder value. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that will be fully deductible under Section 162(m).

We have implemented a 2006 Cash Incentive Plan as an umbrella plan under which the AIP bonuses are paid in order to ensure that we can deduct the amount of the payouts from our reported income under Section 162(m). Under the 2006 Cash Incentive Plan, the committee sets maximum bonuses for each executive officer and other key employees. If the bonus amount determined under the AIP for participants in the 2006 Cash Incentive Plan is lower than the maximum bonus set under the 2006 Cash Incentive Plan, the committee has historically exercised discretion to pay the lower AIP bonus rather than the maximum bonus payable under the 2006 Cash Incentive Plan.

Code Section 409A

Section 409A of the U.S. tax code generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. The committee takes Section 409A into account in determining the form and timing of compensation paid to our executive officers.

Accounting Rules

Various rules under generally accepted accounting principles determine the manner in which we account for equity-based compensation in our financial statements. The committee may consider the accounting treatment under SFAS 123(R) of alternative grant proposals when determining the form and timing of equity compensation grants to our executive officers. The accounting treatment of such grants, however, is not generally determinative of the type, timing, or amount of any particular grant of equity-based compensation the committee determines to make.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

The Compensation Committee.

Darlene J. Friedman, Chairperson
Patrick J. Flynn

SUMMARY COMPENSATION TABLE

The table below presents the total compensation we paid to each of our executive officers for services provided to us during the fiscal years presented. Amounts in the columns titled "Salary" and "Non-Equity Incentive Plan Compensation" include amounts deferred at the election of each executive officer and paid into one or more retirement plans. Amounts in the columns titled "Stock Awards" and "Option Awards" reflect the amount of stock-based compensation expense we recognized during the relevant fiscal year in respect of all outstanding awards of the applicable type held by each executive officer. Amounts in the column titled "Non-Equity Incentive Plan Compensation" were paid out (to the extent not deferred by the executive officer) under the AIP in March of the following year, as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2008 AIP Payouts."

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Steve Ells (6)	2008	$938,462	$180,620	$2,170,992	$1,638,138	$ 597,080	$159,178	$5,684,470
Chairman and Chief	2007	$557,692	$ 86,670	$1,281,128	$1,065,400	$1,101,600	$ 66,151	$4,158,641
Executive Officer	2006	$461,738	—	—	$ 514,571	$ 741,000	$ 71,171	$1,788,480
Monty Moran (6)	2008	$576,923	$ 92,116	$1,412,989	$ 952,831	$ 304,511	$ 72,726	$3,412,096
President and Chief	2007	$425,000	$ 54,169	$1,155,471	$ 530,064	$ 688,500	$ 53,512	$2,906,716
Operating Officer	2006	$389,231	—	$1,079,589	$ 228,569	$ 507,000	$ 30,393	$2,234,782
Jack Hartung	2008	$413,461	$ 53,734	$ 787,045	$ 808,667	$ 177,631	$115,723	$2,356,262
Chief Financial Officer	2007	$329,973	—	$ 465,865	$ 646,379	$ 445,673	$106,303	$1,994,193
	2006	$304,648	—	—	$ 501,781	$ 320,731	$109,619	$1,236,779
Bob Wilner (6)	2008	$318,846	$ 30,716	$ 519,366	$ 382,650	$ 92,270	$ 38,260	$1,382,109
Chief Administrative	2007	$268,381	—	$ 349,398	$ 515,185	$ 290,615	$ 35,136	$1,458,715
Officer	2006	$246,409	—	—	$ 414,634	$ 251,889	$ 33,302	$ 946,234
Bob Blessing (7) *Restaurant Support Officer*	2008	$289,448	$ 24,379	$ 104,012	$ 357,140	$ 72,516	$ 77,834	$ 925,328
Rex Jones (8) *Chief Development Officer*	2008	$280,200	$ 12,771	$ 104,012	$ 184,783	$ 68,498	$ 25,824	$ 676,087

(1) Amounts under Bonus for 2008 reflect the amount of 2008 AIP payouts to each executive officer attributable to discretionary adjustments made to the terms of the AIP for all employees, as described under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2008 AIP Payouts." Amounts under Bonus for 2007 reflect discretionary bonuses paid to Mr. Ells and Mr. Moran in order to reward our top executives for their particularly outstanding performance and our extraordinary results during 2007.

(2) Amounts under Stock Awards represent the expense recognized under FAS 123R for the relevant fiscal year and attributable to unvested restricted stock, performance shares and performance-contingent restricted stock held by the listed officer during such fiscal year. See "Outstanding Equity Awards at 2008 Fiscal Year-End" below for a listing of restricted stock, performance shares and performance-contingent restricted stock awards outstanding for each officer as of December 31, 2008.

(3) Amounts under Option Awards represent the expense recognized under FAS 123R for the relevant fiscal year and attributable to unvested stock options and SOSARs held by the listed officer during such fiscal year. Based on their combined age and years of service with us (and in the case of Mr. Hartung and Mr. Wilner, McDonald's Corporation as well), Messrs. Blessing, Hartung and Wilner each achieved retirement eligibility prior to 2006, making them eligible for possible acceleration of vesting and retention of their option and SOSAR awards as described in more detail below under the caption "Potential Payments Upon Termination or Change-In-Control." Because of the potential retention following retirement of options and SOSARs granted to or held by our retirement-eligible employees, FAS 123R generally requires that we accelerate the recognition of compensation expense for such awards, and accordingly we recognize the related expense over a period of six months (corresponding to the notice period required for retirement) from the later of the grant date or the date of achieving retirement eligibility. Under these principles, we recognized all of the expense related to option and SOSAR grants to these officers in 2006, 2007 and 2008 in the year of grant. Compensation expense for options granted prior to the adoption of FAS 123R in January 2005 is not required to be recognized on an accelerated basis prior to the actual retirement of an eligible option-holder. Accordingly, we recognize or have recognized expense

related to each executive officer's pre-2005 options over the three year vesting period. Mssrs. Ells, Jones and Moran have not met the combined age and years-of-service required to qualify for retirement eligibility, and as a result we recognize or have recognized expense relating to all of their outstanding options and SOSARs over the three year vesting period.

See Note 5 to our financial statements for the year ended December 31, 2008, which are included in our Annual Report on Form 10-K filed with the SEC on February 19, 2009, for descriptions of the methodologies and assumptions we use to value option awards and the manner in which we recognize the related expense pursuant to FAS 123R, except that those descriptions with respect to options granted during 2003 are included in our Annual Report on Form 10-K for the year ended December 31, 2005, which we filed with the SEC on March 17, 2006.

(4) Amounts under Non-Equity Incentive Plan Compensation represent the amounts earned by the listed officer under the AIP for the relevant fiscal year, as described under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—AIP Structure."

(5) Amounts under All Other Compensation for 2008 include the following:

- Matching contributions we made on the executive officers' behalf to the Chipotle Mexican Grill 401(K) plan as well as the Chipotle Supplemental Deferred Investment Plan, in the aggregate amounts of $85,069 for Mr. Ells, $52,784 for Mr. Moran, $34,600 for Mr. Hartung, $24,379 for Mr. Wilner, $27,547 for Mr. Blessing, and $25,071 for Mr. Jones. See "Non-Qualified Deferred Compensation for 2008" below for a description of the Chipotle Supplemental Deferred Investment Plan.

- Company car costs, which include lease payments (less employee payroll deductions), insurance premiums and maintenance and fuel costs, or a monthly car allowance for officers who elect to receive an allowance rather than a company car, totaling $26,155 for Mr. Ells and less than $25,000 for each other executive officer, except that the value of perquisites and personal benefits provided to Mr. Jones, including company car costs and car allowance, is not included in All Other Compensation because the total amount of such items was less than $10,000 in 2008.

- Housing costs, including monthly rent and utilities payments, for personal residences for Mr. Hartung and Mr. Blessing, totaling $30,104 for Mr. Hartung and $20,000 for Mr. Blessing, as well as payments for reimbursement of taxes payable in connection with this benefit totaling $15,258 for Mr. Hartung and $4,633 for Mr. Blessing.

- Commuting expenses, which include air fare, airport parking and ground transportation relating to travel between an officer's home and our company headquarters for Mr. Ells, Mr. Hartung and Mr. Blessing. Commuting expenses for Mr. Ells, which totaled $46,622, include a limited amount of travel on company-chartered aircraft, for which the reported expense is an allocated portion of the total charter fees determined by dividing the statute miles between Denver and Mr. Ells's home city by the statute miles for all legs of the charter flight, and multiplying the total charter fees by the resulting percentage.

- Term life insurance premium payments for each executive officer.

(6) Effective January 1, 2009, Mr. Ells and Mr. Moran became Co-Chief Executive Officers, and Mr. Wilner transitioned his responsibilities to Executive Director—Human Resources.

(7) Mr. Blessing became Restaurant Support Officer in May 2008.

(8) Mr. Jones became Chief Development Officer in March 2008.

GRANTS OF PLAN-BASED AWARDS IN 2008

Name	Approval Date(1)	Grant Date(1)	Award Description	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2) Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
Steve Ells . .	2/20/08	5/21/08	SOSARs(4)					90,500	$102.65	$2,308,655
	2/20/08	5/21/08	Performance Shares(4)				41,600			$3,634,176
	2/20/08	2/20/08	AIP	$0	$1,000,000	$2,040,000				
	5/21/08	5/21/08	Performance-Contingent Restricted Stock(4)				55,000			— (5)
Monty Moran	2/20/08	5/21/08	SOSARs(4)					66,000	$102.65	$1,683,660
	2/20/08	5/21/08	Performance Shares(4)				30,400			$2,655,744
	2/20/08	2/20/08	AIP	$0	$ 510,000	$1,040,400				
	5/21/08	5/21/08	Performance-Contingent Restricted Stock(4)				30,000			— (5)
Jack Hartung	2/20/08	5/21/08	SOSARs(4)					31,700	$102.65	$ 808,667
	2/20/08	5/21/08	Performance Shares(4)				15,000			$1,310,400
	2/20/08	2/20/08	AIP	$0	$ 297,500	$ 606,900				
	5/21/08	5/21/08	Performance-Contingent Restricted Stock(4)				20,000			— (5)
Bob Wilner	2/20/08	5/21/08	SOSARs(4)					15,000	$102.65	$ 382,650
	2/20/08	5/21/08	Performance Shares(4)				7,500			$ 655,200
	2/20/08	2/20/08	AIP	$0	$ 195,000	$ 397,800				
	5/21/08	5/21/08	Performance-Contingent Restricted Stock(4)				15,000			— (5)
Bob Blessing	2/20/08	5/21/08	SOSARs(4)					14,000	$102.65	$ 357,140
	2/20/08	5/21/08	Performance Shares(4)				5,500			$ 480,480
	2/20/08	2/20/08	AIP	$0	$ 150,000	$ 306,000				
Rex Jones .	2/20/08	5/21/08	SOSARs(4)					12,000	$102.65	$ 306,120
	2/20/08	5/21/08	Performance Shares(4)				5,500			$ 480,480
	2/20/08	2/20/08	AIP	$0	$ 142,500	$ 290,700				

(1) Equity-based awards to each officer for 2008, other than the performance-contingent restricted stock awards, were made subject to shareholder approval of the Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan. The Compensation Committee authorized the grants on February 20, 2008, subject to shareholder approval. Applicable accounting rules stipulate that the "Grant Date" is the date on which shareholder approval was obtained, which was May 21, 2008.

The awards of performance-contingent restricted stock were made on May 21, 2008 following shareholder approval of the Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan.

(2) Each officer was entitled to a cash award to be paid under our Amended and Restated 2006 Cash Incentive Plan, although as a matter of practice the Compensation Committee exercises discretion to pay each executive officer a lesser amount determined under the AIP as described under "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives," as adjusted in the committee's discretion when determined to be appropriate. Amounts under Threshold reflect the terms of the AIP as approved at the beginning of 2008. The committee approved adjustments to the AIP calculations following the conclusion of the year as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives." Because the committee approved these adjustments in connection with approval of the final AIP results and payouts, there was no minimum bonus amount associated with the adjusted AIP terms. Amounts under Target reflect the target AIP bonus, which would have been paid to the executive officer if each of the company performance factor, team performance factor and individual performance factor under the AIP had been set at 100 percent. Amounts under Maximum reflect the AIP bonus which would have been payable had each of the company performance factor, team performance factor and individual performance reached the caps set by the Compensation Committee.

(3) See Note 5 to our financial statements for the year ended December 31, 2008, which are included in our Annual Report on Form 10-K filed with the SEC on February 19, 2009, for descriptions of the methodologies and assumptions we use to value SOSAR awards pursuant to FAS 123R.

(4) All equity awards are denominated in shares of Class A common stock, and are granted under the Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan. The terms of the awards are described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Long-Term Incentives—Option, Performance Share and Performance-Contingent Restricted Stock Grants during 2008."

(5) The shares of performance-contingent restricted stock were awarded to replace shares of time-vested restricted stock granted during 2007, which were cancelled in connection with the performance-contingent restricted stock awards. For accounting purposes, the award of the performance-contingent restricted stock is treated as a modification of the original restricted stock grant. These awards are not required under SEC rules to be presented in this table, but are being presented for purposes of clarity and to reflect all of the equity-based compensation decisions made by the Compensation Committee during 2008. There was no incremental value associated with the award of the performance-contingent restricted stock.

Terms of 2008 Equity-Based Awards

SOSARs

Each SOSAR represents the right to receive shares of Class A common stock in an amount equal to (i) the excess of the market price of the Class A common stock at the time of exercise over the base price of the SOSAR, divided by (ii) the market price of the Class A common stock at the time of exercise. The base price of the SOSARs, $102.65, was equal to the closing price of our Class A common stock on the date the committee approved the grants, and the SOSARs are subject to three year cliff vesting. Vesting of the SOSARs may also accelerate as described in the footnotes to the Equity Award Vesting table appearing below under "Potential Payments Upon Termination or Change-in-Control." We filed the form of SOSAR Agreement for 2008 grants as an exhibit to our Annual Report on Form 10-K filed on February 26, 2008.

Performance Shares

The performance shares represent a right to be issued shares of our Class A common stock, subject to satisfaction of a specified level of cumulative aggregate operating income beginning with the first quarter of 2008 and prior to completion of our 2011 fiscal year, provided that the performance shares may generally not vest prior to February 20, 2010. Payout of the awards requires that the executive serve as our employee or as a non-employee member of our Board at all times from the grant date to the payout, subject to pro-rata payouts in the event the executive terminates service with us due to death, disability, or the executive's retirement and the performance target is subsequently met prior to the expiration date. Vesting of the performance shares may also accelerate as described in the footnotes to the Equity Award Vesting Upon Termination table appearing below under "Potential Payments Upon Termination or Change-in-Control," and in the text under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Change-in-Control—Performance Shares." We filed the form of Performance Share Agreement for 2008 grants as an exhibit to our Annual Report on Form 10-K filed on February 26, 2008.

Performance-Contingent Restricted Stock

Following approval by our shareholders on May 21, 2008 of our Amended and Restated 2006 Stock Incentive Plan, the Compensation Committee authorized the cancellation of shares of restricted Class A common stock awarded to the executive officers in February 2007, the vesting of which was based solely on the recipient's continued employment through the vesting dates, in consideration of the grant of an equal number of shares of performance-contingent restricted stock. The shares of performance-contingent restricted stock represent a right to be issued shares of our Class A common stock, subject to satisfaction of a specified level of cumulative aggregate operating income, beginning with the second quarter of 2008 and prior to completion of the first quarter of 2012. Payout of half of the awards, assuming the performance goal is met, also requires that the executive serve as our employee through April 1, 2009, and payout of the remaining half of the awards, assuming the performance goal is met, requires that the executive serve as our employee through February 20, 2010. Vesting of the performance-contingent restricted stock may also accelerate as described in the footnotes to the Equity Award Vesting table appearing below under "Potential Payments Upon Termination or Change-in-Control," and in the text under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Change in Control—Performance-Contingent Restricted Stock." We filed the form of Performance-Contingent Restricted Stock Agreement as an exhibit to our Current Report on Form 8-K filed on May 23, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

	Option Awards(1)				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steve Ells	—	150,000(3)	$ 22.00	1/25/2013	55,000(4)	$3,408,900(5)
	—	80,000(6)	$ 63.89	2/20/2014	41,600(7)	$2,578,368(5)
	—	90,500(8)	$102.65	2/20/2015		
Monty Moran	—	80,000(3)	$ 22.00	1/25/2013	30,000(4)	$1,859,400(5)
	—	40,000(6)	$ 63.89	2/20/2014	30,400(7)	$1,884,192(5)
	—	66,000(8)	$102.65	2/20/2015		
Jack Hartung	—	48,000(3)	$ 22.00	1/25/2013	20,000(4)	$1,239,600(5)
	—	25,000(6)	$ 63.89	2/20/2014	15,000(7)	$ 929,700(5)
	—	31,700(8)	$102.65	2/20/2015		
Bob Wilner	—	40,000(3)	$ 22.00	1/25/2013	15,000(4)	$ 929,700(5)
	—	20,000(6)	$ 63.89	2/20/2014	7,500(7)	$ 464,850(5)
	—	15,000(8)	$102.65	2/20/2015		
Bob Blessing	—	20,000(3)	$ 22.00	1/25/2013	5,500(7)	$ 340,890(5)
	—	10,000(6)	$ 63.89	2/20/2014		
	—	14,000(8)	$102.65	2/20/2015		
Rex Jones	5,333	—	$ 22.35	7/14/2010	5,500(7)	$ 340,890(5)
	—	15,000(3)	$ 22.00	1/25/2013		
	—	8,500(6)	$ 63.89	2/20/2014		
	—	12,000(8)	$102.65	2/20/2015		

(1) Compensation expense related to each award in these columns is included in the Option Awards column of the Summary Compensation Table, as described in more detail in the footnotes to that table.

(2) Compensation expense related to each award in these columns is included in the Stock Awards column of the Summary Compensation Table, as described in more detail in the footnotes to that table.

(3) Options vested in full on January 25, 2009.

(4) Represents performance-contingent restricted shares of Class A common stock awarded on May 21, 2008. The awards vest upon satisfaction of performance criteria, provided that half of each award will not vest prior to April 1, 2009 and the remaining half will not vest prior to February 20, 2010, in all cases subject to potential accelerated vesting as described below under "Potential Payments Upon Termination or Change in Control—Equity Award Vesting Upon Change-in-Control—Performance-Contingent Restricted Stock." The awards expire on May 31, 2012 if they have not vested prior to that date.

(5) Based on the closing stock price of our Class A common stock on December 31, 2008 of $61.98 per share.

(6) Options vest in full on February 20, 2010, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Termination."

(7) Represents an award of performance shares of Class A common stock approved on February 20, 2008, subject to shareholder approval of our Amended and Restated 2006 Stock Incentive Plan. Approval was obtained on May 21, 2008. The awards vest on the later of February 20, 2010 or satisfaction of performance criteria, subject to potential accelerated vesting as described below under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Change-in-Control—Performance Shares," and expire on March 1, 2012 if they have not vested prior to that date.

(8) SOSARs vest in full on February 20, 2011, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Termination."

Outstanding McDonald's Equity Awards at December 31, 2008

Mr. Hartung and Mr. Wilner were employees of McDonald's prior to joining us. Due to McDonald's economic interest in us prior to October 12, 2006, options granted by McDonald's to our employees, including these officers, continued to vest and remain exercisable. In connection with our separation from McDonald's, our employees holding McDonald's stock options were deemed to have terminated from McDonald's, and as a result the exercise period for McDonald's options held by our employees, including Mr. Hartung and Mr. Wilner, were truncated.

The following table provides summary information about McDonald's options held by our officers as of December 31, 2008. Mr. Hartung exercised all of his remaining McDonald's options during 2008.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Bob Wilner	5,350	—	$40.4375	10/12/2011

(1) Options are to purchase shares of McDonald's Corporation common stock, have an exercise price equal to the fair market value of a share of McDonald's common stock on the grant date, and generally were granted with a ten-year life, and vested in equal annual installments over periods of four years. Subject to the approval of the compensation committee of McDonald's board of directors, options may be transferred to certain permissible transferees, including immediate family members, for no consideration.

OPTION EXERCISES AND STOCK VESTED IN 2008

The following table provides summary information about restricted shares of our Class B common stock which vested during 2008. No options were exercised by any executive officers during 2008.

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Steve Ells		
Monty Moran	51,111	$5,124,389(1)
Jack Hartung		
Bob Wilner		
Bob Blessing		
Rex Jones		

(1) Based upon the closing stock price of our Class B common stock on March 24, 2008 of $100.26 per share.

McDonald's Options Exercised in 2008

The following table provides summary information about options to purchase shares of McDonald's common stock exercised by our executive officers during 2008.

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Jack Hartung	20,500	$392,874
Bob Wilner	17,890	$391,602

(1) Based upon the excess of the sale price received for the underlying shares of McDonald's Corporation common stock on the dates of sale over the exercise price of the options exercised, and excluding brokerage commissions or other transaction costs and any related taxes.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2008

Our Supplemental Deferred Investment Plan permits eligible management employees who elect to participate in the plan, including our executive officers, to make contributions to deferral accounts once the participant has maximized his or her contributions to our 401(k) plan. Contributions are made on the participant's behalf through payroll deductions from 1 percent to 50 percent of the participant's monthly base compensation, which are credited to the participant's "Supplemental Account," and from 1 percent to 100 percent of awards under the AIP, which are credited to the participant's "Deferred Bonus Account." We also match contributions at the rate of 100 percent on the first 3 percent of contribution and 50 percent on the next 2 percent of contribution, provided, however, that we only match contributions to a participant's Deferred Bonus Account if the participant contributes to his or her Supplemental Account. Amounts contributed to a participant's deferral accounts are not subject to federal income tax at the time of contribution. Amounts credited to a participant's deferral accounts fluctuate to track a variety of available investment choices selected by the participant, and are fully vested at all times following contribution.

Participants may elect to receive distribution of amounts credited to either or both of the participant's Supplemental Account or Deferred Bonus Account, in either (1) a lump sum amount paid from two to six years following the end of the year in which the deferral is made, subject to a one-time opportunity to postpone such lump sum distribution, or (2) a lump sum or installment distribution following termination of the participant's service with us, with installment payments made in accordance with the participant's election on a monthly, quarterly or annual basis over a period of up to 15 years following termination, subject to a one-time opportunity to change such distribution election within certain limitations. Distributions in respect of one or both of a participant's deferral accounts are subject to federal income tax as ordinary income in the year the distribution is made.

Amounts credited to participants' deferral accounts are un-funded, unsecured general obligations of ours to pay in the future the value of the accounts.

The table below presents contributions by each executive officer, and our matching contributions, to the Chipotle Supplemental Deferred Investment Plan during 2008, as well as each executive officer's earnings under the plan and ending balances in the plan on December 31, 2008.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings/(Loss) in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
Steve Ells	$ 95,087	$76,069	$ 4,012	$66,090	$175,138
Monty Moran	$ 54,730	$43,784	$(53,027)	—	$ 95,194
Jack Hartung	$409,067	$32,725	$ 18,813	—	$660,579
Bob Wilner	$ 70,919	$18,912	$ (7,294)	—	$110,026
Bob Blessing	$ 37,245	$18,622	$(11,608)	$25,367	$ 37,435
Rex Jones	$104,853	$20,971	$(42,851)	—	$129,510

(1) These amounts are reported in the Summary Compensation Table as part of each executive's Salary for 2008.

(2) These amounts are reported in the Summary Compensation Table as part of each executive's All Other Compensation for 2008.

(3) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(4) These amounts include amounts reported in the Summary Compensation Table as Salary or All Other Compensation for years prior to 2008 (ignoring for purposes of this footnote any investment losses on balances in the plan), in the following aggregate amounts: $64,500 for Mr. Ells, $47,371 for Mr. Moran, $195,168 for Mr. Hartung, and $26,767 for Mr. Wilner.

McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan

Prior to our separation from McDonald's in October 2006, our executive officers and other key employees were permitted to participate in non-qualified deferred compensation plans maintained by McDonald's. The McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan provide substantially similar benefits to participants as our Supplemental Deferred Investment Plan, except that the investment and distribution options in the McDonald's plans are different than those in our plan. Effective with our separation from McDonald's, our employees' service with McDonald's was deemed to have terminated, and the balances in these plans will be distributed in accordance with each participant's distribution elections. Our employees are no longer permitted to contribute to these plans, but the balances remaining in the plans in respect of our executive officers are attributable in part to service as one of our employees.

The table below presents each executive officer's aggregate earnings under and aggregate withdrawals from the McDonald's plans during 2008, as well as each executive officer's aggregate ending balances in the plans as of December 31, 2008.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings/(Loss) in Last FY(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(2)
Steve Ells	—	—	$ 1,877	$12,199	$ 37,870
Jack Hartung	—	—	$(40,552)	$31,207	$1,457,534
Rex Jones	—	—	$ (616)	$10,636	$ 12,946

(1) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(2) These amounts include amounts reported in the Summary Compensation Table as Salary or All Other Compensation for 2006 (ignoring for purposes of this footnote any investment losses on balances in the plans), in the following aggregate amounts: $55,652 for Mr. Ells and $140,647 for Mr. Hartung.

Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have not entered into written employment, change-in-control, severance or similar agreements with any of our employees, including our executive officers. Accordingly, we do not have any written agreements requiring that we make post-employment severance payments to the executive officers in the event their employment terminates. In addition, payouts under the AIP are conditioned on the employee being employed as of the end of the year for which the payout relates. We have in the past paid severance to executives or other key employees who have left us, and we may negotiate individual severance arrangements with any executive officer whose employment with us terminates, depending on the circumstances of the executive's termination.

The terms of the equity-based awards made to our executive officers do provide for post-employment benefits in certain circumstances. The table below reflects the dollar value, based on the closing price of our Class A common stock on December 31, 2008, of the amount of each listed type of equity award for which vesting would have been accelerated had the executive's employment terminated as of December 31, 2008 for the reasons identified in the table.

Equity Award Vesting Upon Termination

Name	Termination for Cause(1) or Voluntary Resignation Without Good Reason(2)	Voluntary Resignation with Good Reason or Termination Without Cause	Economic Termination(3)	Retirement(4)	Qualifying Termination Following Change in Control(5)	Death/Disability(6)
Steve Ells						
Stock Options/SOSARs (7) . . .	—	—	$5,997,000	N/A	$ 5,997,000	$5,997,000
Performance Shares	—	—	—	N/A	$ 2,578,368	—
Performance-Contingent Restricted Stock	—	$3,408,900	$3,408,900	N/A	$ 3,408,900	$3,408,900
Total	$ 0	$3,408,900	$9,405,900	N/A	$11,984,268	$9,405,900
Monty Moran						
Stock Options/SOSARs (7) . . .	—	—	$3,198,400	N/A	$ 3,198,400	$3,198,400
Performance Shares	—	—	—	N/A	$ 1,884,192	—
Performance-Contingent Restricted Stock	—	$1,859,400	$1,859,400	N/A	$ 1,859,400	$1,859,400
Total	$ 0	$1,859,400	$5,057,800	N/A	$ 6,941,992	$5,057,800
Jack Hartung						
Stock Options/SOSARs (7) . . .	—	—	$1,919,040	$1,919,040	$ 1,919,040	$1,919,040
Performance Shares	—	—	—	—	$ 929,700	—
Performance-Contingent Restricted Stock	—	$1,239,600	$1,239,600	—	$ 1,239,600	$1,239,600
Total	$ 0	$1,239,600	$3,158,640	$1,919,040	$ 4,088,340	$3,158,640
Bob Wilner						
Stock Options/SOSARs (7) . . .	—	—	$1,599,200	$1,599,200	$ 1,599,200	$1,599,200
Performance Shares	—	—	—	—	$ 464,850	—
Performance-Contingent Restricted Stock	—	$ 929,700	$ 929,700	—	$ 929,700	$ 929,700
Total	$ 0	$ 929,700	$2,528,900	$1,599,200	$ 2,993,750	$2,528,900
Bob Blessing						
Stock Options/SOSARs (7) . . .	—	—	$ 799,600	$ 799,600	$ 799,600	$ 799,600
Performance Shares	—	—	—	—	$ 340,890	—
Performance-Contingent Restricted Stock	—	—	—	—	—	—
Total	$ 0	$ 0	$ 799,600	$ 799,600	$ 1,140,490	$ 799,600
Rex Jones						
Stock Options/SOSARs (7) . . .	—	—	$ 599,700	N/A	$ 599,700	$ 599,700
Performance Shares	—	—	—	N/A	$ 340,890	—
Performance-Contingent Restricted Stock	—	—	—	N/A	—	—
Total	$ 0	$ 0	$ 599,700	N/A	$ 940,590	$ 599,700

(1) In the event of termination for cause, as defined in the plan under which the award was granted, of the employment of the holder of an equity award, all unvested equity awards, as well as vested stock options and SOSARs, terminate immediately. "Cause" under our Amended and Restated 2006 Stock Incentive Plan generally means an award holder's failure to perform his or her duties, willful misconduct or gross negligence, breach of fiduciary duties to us, unauthorized use of company information, or commission of a felony involving moral turpitude.

(2) Under our Amended and Restated 2006 Stock Incentive Plan, "good reason" generally means a reduction in an employee's responsibilities or pay, or a change by more than 30 miles in the location of an employee's job.

(3) In the event of termination of the employment of an employee holding options or SOSARs as a result of a reduction in force, downsizing, technology changes, a reorganization, or adverse economic or business conditions, any options or SOSARs scheduled to vest on or before the first anniversary of the termination date vest immediately and any remaining

unvested awards are terminated. Options or SOSARs vested on or before the termination date remain exercisable for a period of either 30 days (for awards granted in 2006) or 90 days (for awards granted thereafter) following the termination date. Only options granted in 2006 would have accelerated in the event of termination of an executive officer's employment on December 31, 2008 for economic reasons.

Economic termination under applicable option and SOSAR agreements would also constitute termination without cause under other outstanding equity awards.

(4) Our employees, including the executive officers, are eligible for retirement under the terms of our outstanding equity awards when the employee reaches a combined age and years-of-service with us (and with McDonald's Corporation unless there was a break in service prior to joining us from McDonald's) of 70. Of the executive officers, only Mr. Hartung, Mr. Wilner and Mr. Blessing are eligible for retirement.

In the event the employment with us of a holder of options or SOSARs terminates as a result of the holder's retirement, provided we receive six months' prior written notice of the retirement and the holder executes an agreement not to engage in any competitive activity with us for a period of at least two years following retirement, any options and SOSARs scheduled to vest on or before the third anniversary of the retirement date vest immediately and any remaining unvested options and SOSARs are terminated. Because our currently-outstanding options and SOSARs have a three year vesting term, all unvested options and SOSARs held by retirement-eligible employees would vest upon the holder's retirement. Options and SOSARs vested on or before the holder's retirement remain exercisable for a period of three years following the holder's retirement.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's retirement, the performance shares will be paid out only upon satisfaction of the applicable performance condition, in a pro-rata amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until satisfaction of the performance condition.

(5) Our Amended and Restated 2006 Stock Incentive Plan provides that, unless otherwise specified for an award under the plan, if the employment of a holder of an award under the plan is terminated without cause or by the holder for good reason within two years following a change in control as defined in the plan (in either case a "qualifying termination"), the holder's unvested awards will vest and become exercisable. This provision applies to our outstanding options and SOSARs, and provides that such options and SOSARs will remain outstanding and exercisable for their full term.

A change in control would generally be deemed to occur under our Amended and Restated 2006 Stock Incentive Plan in the event any person or group acquires shares of our common stock representing greater than 25 percent of the combined voting power of our outstanding common stock, or in the event our current directors, or persons we nominate to replace current directors, do not constitute at least a majority of our Board, or in the event of certain mergers, liquidations, or sales of substantially all of our assets by us.

The award agreement for our outstanding shares of performance-contingent restricted stock provide that in the event of a change in control under the plan, unless the performance-contingent restricted stock is replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the performance-contingent restricted stock immediately vests. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance-contingent restricted stock immediately upon occurrence of a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, the award will vest.

The award agreement for our outstanding performance shares provides that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance shares remain outstanding and vesting will accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control. In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, unless the performance shares are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the performance shares immediately vest. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance shares immediately upon occurrence of such a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, the award will vest.

(6) In the event the employment with us of a holder of options, SOSARs or an award of performance-contingent restricted stock terminates as a result of the holder's death or disability (that is, a medically diagnosed permanent physical or mental inability to perform his or her job), all of the holder's unvested options, SOSARs and performance-contingent restricted stock will vest, and such options and SOSARs will become immediately exercisable. In addition, the options and SOSARs will remain outstanding and exercisable for a period of three years following the holder's death or disability.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's death or disability, the performance shares will be paid out only upon satisfaction of the applicable performance condition, in a pro-rata amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until satisfaction of the performance condition.

(7) The terms of stock options granted prior to 2007, including options held by the executive officers, allow post-termination exercise of vested options for a period of 30 days following the optionholder's voluntary termination of his or her employment, unless otherwise specified in the footnotes above. Options and SOSARs granted in 2007 and thereafter allow post-termination exercise of vested awards for a period of 90 days following the holder's voluntary termination of his or her employment, unless otherwise specified above. The dollar values reflected in the table are based on the excess of the closing price of our Class A common stock on December 31, 2008 over the exercise price of the option or SOSAR.

Equity Award Vesting Upon Change in Control

In addition to the provisions described above relating to equity-based awards for which vesting may accelerate in connection with a termination of the holder's employment, our outstanding performance shares and performance-contingent restricted stock awards have provisions providing for the acceleration of vesting in connection with certain changes in control of Chipotle.

Performance Shares

The award agreement for our outstanding performance share awards provide that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance share awards remain outstanding and vesting will only accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control.

In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, the performance share awards immediately vest unless they are replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the replacement award must have a value equal to the value of the unvested performance share award, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of Class A common stock in the change in control transaction;
- the vesting date of the replacement award must be March 1, 2011, unless the change in control is after that date but prior to March 1, 2012 (the expiration date of the award), in which case the vesting date must be March 1, 2012, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, or the holder's employment terminates due to the holder's medically diagnosed permanent physical or mental inability to perform his or her job duties; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar

character to a change in control as defined in our Amended and Restated 2006 Stock Incentive Plan, or the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of such a change in control under the plan as of December 31, 2008, if the outstanding performance share awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of December 31, 2008 (in addition to any acceleration of vesting as described below under "—Performance-Contingent Restricted Stock"):

Executive Officer	Value of Vested Award
Steve Ells	$2,578,368
Monty Moran	$1,884,192
Jack Hartung	$ 929,700
Bob Wilner	$ 464,840
Bob Blessing	$ 340,890
Rex Jones	$ 340,890

Performance-Contingent Restricted Stock

The award agreement for our outstanding shares of performance-contingent restricted stock provide that in the event of a change in control under our Amended and Restated 2006 Stock Incentive Plan, any unvested shares of performance-contingent restricted stock will automatically vest as of the date of the change in control, unless the performance-contingent restricted stock is replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the performance criteria applicable to the performance-contingent restricted stock will be deemed satisfied;
- the replacement award must have a value equal to the value of the unvested shares of performance-contingent restricted stock, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of Class A common stock in the change in control transaction;
- the vesting date(s) of the replacement award must be the same as the vesting date(s) of the performance-contingent restricted stock, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, or the holder's employment is terminated due to the holder's death, or the holder's disability as defined in our Amended and Restated 2006 Stock Incentive Plan; and
- the replacement award must provide for immediate vesting upon (i) any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in our Amended and Restated 2006 Stock Incentive Plan, (ii) the securities constituting such replacement award ceasing to be listed on a national securities exchange, or (iii) the date the holder experiences a qualifying termination as defined in our Amended and Restated 2006 Stock Incentive Plan.

In the event of a change in control under the plan as of December 31, 2008, if the outstanding performance-contingent restricted stock awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of December 31, 2008:

Executive Officer	Value of Vested Award
Steve Ells	$3,408,900
Monty Moran	$1,859,400
Jack Hartung	$1,239,600
Bob Wilner	$ 929,700

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and holders of greater than 10 percent of either class of our outstanding common stock to file initial reports of their ownership of our equity securities and reports of changes in ownership with the SEC. Based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, we believe that all Section 16(a) filing requirements were complied with on a timely basis in 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Sequence LLC

Mark Crumpacker, our Chief Marketing Officer, served as Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, prior to joining us in January 2009. Sequence has provided us with a variety of marketing consulting services under a master services agreement, and we expect to continue to work with Sequence during 2009. Sequence has issued Mr. Crumpacker a promissory note in connection with his separation from them, has agreed to license certain intellectual property from him, and he also retains a call right to purchase a minority interest in Sequence at any time prior to 2012. Amounts we will pay to Sequence for services during 2009 are not determinable, but in 2008 we paid Sequence about $742 thousand for services.

Registration Rights

Prior to our initial public offering, McDonald's and certain of our current shareholders, including Steve Ells, our Chairman and Co-Chief Executive Officer, Monty Moran, our Co-Chief Executive Officer and member of our Board of Directors, and Albert S. Baldocchi and Darlene J. Friedman, members of our Board, entered into a registration rights agreement with us relating to shares of common stock they hold (including shares issuable upon the exercise of outstanding options). McDonald's no longer has rights under the registration rights agreement as a result of its disposition of all of its shares of our common stock. The remaining shareholder parties to the agreement are entitled to piggyback registration rights with respect to any registration statement we file under the Securities Act of 1933, as amended, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We would be responsible for the expenses of any such registration.

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

OTHER BUSINESS AND MISCELLANEOUS

The Board and management do not know of any other matters to be presented at the annual meeting. If other matters do properly come before the annual meeting, it is intended that the persons named in the accompanying proxy vote the proxy in accordance with their best judgment on such matters.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2010 ANNUAL MEETING

Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules.

Any proposal of a shareholder intended to be included in our proxy statement and form of proxy/voting instruction card for the 2010 annual meeting of shareholders pursuant to Rule 14a-8 of the SEC's rules, must be received by us no later than December 3, 2009, unless the date of our 2010 annual meeting is more than 30 days before or after May 21, 2010, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All proposals should be addressed to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

Bylaw Requirements for Shareholder Submission of Nominations and Proposals.

A shareholder nomination of a person for election to our Board of Directors or a proposal for consideration at our 2010 annual meeting must be submitted in accordance with the advance notice procedures and other requirements set forth in Article II of our bylaws. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder nomination or other proposals included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC's rules. Our bylaws require that the proposal or nomination must be received by our corporate Secretary at the above address no earlier than January 21, 2010, and no later than February 20, 2010, unless the date of the 2010 annual meeting is more than 30 days before or after May 21, 2010. If the date of the 2010 annual meeting is more than 30 days before or after May 21, 2010, we must receive the proposal or nomination no earlier than the 120th day before the meeting date and no later than the 90th day before the meeting date, or if the date of the meeting is announced less than 100 days prior to the meeting date, no later than the tenth day following the day on which public disclosure of the date of the 2010 annual meeting is made.

AVAILABILITY OF SEC FILINGS, CORPORATE GOVERNANCE GUIDELINES, CODE OF CONDUCT, CODES OF ETHICS AND COMMITTEE CHARTERS

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports filed with the SEC, our Code of Conduct, Codes of Ethics, Corporate Governance Guidelines, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and any reports of beneficial ownership of our common stock filed by executive officers, directors and beneficial owners of more than 10 percent of the outstanding shares of either class of our common stock are posted on and may be obtained on the Investors page of our website at *www.chipotle.com* without charge, or may be requested (exclusive of exhibits), at no cost by mail to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

MISCELLANEOUS

If you request physical delivery of these proxy materials, we will mail along with the proxy materials our 2009 Annual Report, including our Annual Report on Form 10-K for fiscal year 2008 (and the financial statements included in that report) as filed with the SEC; however, it is not intended that the Annual Report or Form 10-K be a part of the proxy statement or a solicitation of proxies.

You are respectfully urged to enter your vote instruction via the Internet as explained on the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you are a holder of record and have received a proxy card, via telephone as explained on the proxy card. We will appreciate your prompt response.

By order of the Board of Directors

/s/ Monty Moran

Co-Chief Executive Officer, Secretary and Director

April 2, 2009

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MANAGEMENT TEAM

Steve Ells
Founder, Chairman & Co-Chief Executive Officer

Monty Moran
Co-Chief Executive Officer

Jack Hartung
Chief Financial Officer

Bob Blessing
Restaurant Support Officer

Rex Jones
Chief Development Officer

Mark Crumpacker
Chief Marketing Officer

BOARD OF DIRECTORS

Steve Ells
Chairman of the Board

Montgomery F. Moran
Director

Albert S. Baldocchi
Director
Independent Financial Consultant and Strategic Advisor

John S. Charlesworth
Director
President, Midwest Division, McDonald's Corp. (retired)

Neil W. Flanzraich
Director
Former Vice Chairman and President, IVAX Corporation; Private Investor

Patrick J. Flynn
Director
Executive Vice President, Strategic Planning and Acquisitions, McDonald's Corp. (retired)

Darlene J. Friedman
Director
Senior Vice President, Human Resources, Syntex Corp. (retired)

STOCK EXCHANGE LISTING

New York Stock Exchange
Class A Symbol: CMG
Class B Symbol: CMG.B

AUDITORS

Ernst & Young LLP
Denver, Colorado

STOCK TRANSFER AGENT

By mail:
Computershare Investor Services, LLC.
350 Indiana Street, Suite 750, Golden, CO 80401

By phone:
1-303-262-0678

Online:
www.computershare.com

SEC Form 10-K
Stockholders may obtain copies of Chipotle's annual report on Form 10-K for the year ended December 31, 2008 (exclusive of exhibits), including our audited financial statements, at no cost by writing to the Corporate Secretary, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202.

Certifications
Chipotle has filed as exhibits to its Annual Report on Form 10-K filed with the SEC certifications of our Co-Chief Executive Officers and Chief Financial Officer regarding our financial statements, disclosure controls and procedures and other matters.

Our Chairman and Co-Chief Executive Officer has also submitted to the NYSE a certification certifying that he is not aware of any violations by Chipotle of the NYSE corporate governance listing standards.